Exhibit 99.1

[            ] [            ], 201[  ],

Dear Armstrong World Industries, Inc. Shareholder:

Last year, we announced plans to separate our Resilient Flooring and Wood Flooring segments from our Building Products (Ceilings) segment. The separation will occur by means of a spin-off of a newly formed company named Armstrong Flooring, Inc. (“AFI”), which will contain the current, pre-separation Resilient Flooring and Wood Flooring segments of Armstrong World Industries, Inc. (“AWI”). AWI, the existing publicly-traded company, will continue to operate its Building Products segment. AWI’s Unallocated Corporate segment will be phased out as the items traditionally included by AWI in this segment are allocated between AWI and AFI and absorbed by each company as overhead costs on a going forward basis. As two distinct publicly-traded companies, AWI and AFI will be better positioned to focus resources on their respective businesses and strategic priorities.

We believe that separating our flooring and ceilings businesses will create two strong companies that will be leaders in their respective markets and that will benefit from increased strategic focus, streamlined operating structures and improved capital allocation. Each public company will offer investors a distinct and compelling investment opportunity based on different operating and financial models, end-market business cycles and strategic growth opportunities.

The separation will provide current AWI shareholders with equity ownership in both AWI and AFI. The separation is intended to be tax-free to AWI and AWI shareholders.

The separation will be effected by means of a pro rata distribution of 100% of the outstanding shares of AFI common stock to holders of AWI common shares. Each AWI shareholder will receive [        ] share(s) of AFI common stock for every one share of AWI common stock held as of the close of business on [            ] [            ], 201[_], the record date for the distribution. No vote of AWI shareholders is required for the separation or the distribution. You do not need to take any action to receive shares of AFI common stock to which you are entitled as an AWI shareholder, and you do not need to pay any consideration or surrender or exchange your AWI common shares.

I encourage you to read the attached information statement, which is being provided to all AWI shareholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about AFI.

I believe the time is right for this separation as these two businesses are well-positioned to deliver value as independent companies. We appreciate your continuing support of AWI, and look forward to your future support of both companies.

Sincerely,

James J. O’Connor

Chairman of the Board

Armstrong World Industries, Inc.

[            ] [            ], 201[  ],

Dear Future Armstrong Flooring, Inc. Stockholder:

I am pleased to welcome you as a future stockholder of Armstrong Flooring, Inc. (“AFI”), the common stock of which we intend to list on the New York Stock Exchange under the symbol “AFI”. Although we are newly independent, we have long been a leader in the design, manufacture and sale of high-quality flooring products in North American and the Pacific Rim markets. With approximately 3,700 team members worldwide, AFI will operate 17 manufacturing facilities in 3 countries, from which we will continue to provide high performance resilient flooring products, including vinyl sheet, vinyl composition tile (VCT), luxury vinyl tile (LVT), and engineered and solid hardwood flooring.

In 2014, AFI generated approximately $1.2 billion of revenue as part of Armstrong World Industries, Inc. AFI’s North American residential franchise is an innovation leader in vinyl, laminate and hardwood products, and we have a strong presence in meeting the needs of our customers in key commercial end use segments. We also have a growing presence in the Pacific Rim following the construction of two flooring plants in China to service that market.

As explained in the attached information statement, we believe that AFI will be a strong company that is a leader in its field and that will benefit from increased strategic focus and a streamlined operating structure. We plan to create long term stockholder value by continuing to improve our industry-leading position and maximizing our strategic growth opportunities.

We invite you to learn more about AFI and our strategic initiatives by reading the attached information statement. We thank you in advance for your support as a future stockholder of AFI.

Sincerely,

Donald R. Maier

President and Chief Executive Officer

Armstrong Flooring, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 8, 2015

INFORMATION STATEMENT

Armstrong Flooring, Inc.

This information statement is being furnished in connection with the distribution by Armstrong World Industries, Inc. (“AWI”) to its shareholders of all of the issued and outstanding shares of common stock of Armstrong Flooring, Inc. (“AFI”), a wholly owned subsidiary of AWI that will hold, directly or indirectly, the assets and liabilities related primarily to AWI’s Resilient Flooring and Wood Flooring segments. To implement the distribution, AWI will distribute all of the shares of AFI common stock on a pro rata basis to AWI shareholders.

For each common share of AWI you hold of record as of the close of business on [            ] [            ], 201[  ], the record date for the distribution, you will receive [            ] share(s) of AFI common stock. AFI expects the shares of AFI common stock to be distributed to you at [            ], Eastern time, on [            ] [            ], 201[  ]. AFI refers to the date of the distribution of the AFI common stock as the “distribution date.”

The distribution is intended to be tax-free to AWI shareholders for U.S. federal income tax purposes. The distribution is subject to certain conditions, including an opinion of tax counsel confirming that the separation and distribution generally should be tax-free to AWI and its shareholders for U.S. federal income tax purposes.

No vote of AWI shareholders is required for the separation or the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send AWI a proxy, in connection with the separation or the distribution. You do not need to pay any consideration, exchange or surrender your existing AWI common shares or take any other action to receive your shares of AFI common stock.

There is no current trading market for AFI common stock, although AFI expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and AFI expects “regular-way” trading of AFI common stock to begin on the first trading day following the completion of the distribution. AFI intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “AFI.” Following the separation and distribution, AWI will continue to trade on the New York Stock Exchange under the symbol “AWI.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [                    ].

This information statement was first mailed to AWI shareholders on or about [                    ].

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is AFI and why is AWI separating AFI’s business and distributing AFI stock?	AFI, which is currently a wholly owned subsidiary of AWI, was formed to own and operate AWI’s Resilient Flooring and Wood Flooring segments. The separation of AFI from AWI and the distribution of AFI common stock are intended to provide you with equity ownership in two separate, publicly-traded companies that will be able to focus exclusively on each of their respective businesses. AWI and AFI expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	AWI is delivering this document to you because you are a holder of AWI common shares. If you are a holder of AWI common shares as of the close of business on [ ] [ ], 201[ ], the record date of the distribution, you will be entitled to receive [ ] share(s) of AFI common stock for every one AWI common share that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in AWI and AFI, respectively.

How will the separation of AFI from AWI work?

To accomplish the separation, AWI will engage in a division under Pennsylvania law (which we refer to as the “division”), in which the assets and liabilities of AWI related primarily to AWI’s Resilient Flooring and Wood Flooring segments will be allocated to a newly-formed Pennsylvania corporation that will result from the division (the “Resulting PA Corporation”). Immediately after the division becomes effective, the Resulting PA Corporation will merge with and into AFI (which we refer to as the “second step merger”), with AFI surviving the second step merger as a Delaware corporation and the successor to the Resulting PA Corporation. In addition to the division and the second step merger, any assets and liabilities of AWI’s retained subsidiaries that are related primarily to AWI’s Resilient Flooring and Wood Flooring segments will be assigned, assumed or transferred to AFI or one of its subsidiaries.

After the completion of the division, the second step merger, and any related assignment, assumption or transfer of additional assets and liabilities, AWI will distribute all of the outstanding shares of AFI common stock to AWI shareholders on a pro rata basis as a distribution intended to be generally tax-free for U.S. federal income tax purposes. For additional information on the separation, see “The Separation and Distribution.”

Why is the separation of AFI structured as a distribution?	AWI believes that a generally tax-free distribution of shares in the United States of AFI common stock to the AWI shareholders is an efficient way to separate its Resilient Flooring and Wood Flooring segments in a manner that will create long-term value for AWI, AFI and their respective shareholders.

What is the record date for the distribution?	The record date for the distribution will be [ ].

When will the distribution occur?	It is expected that all of the shares of AFI common stock will be distributed by AWI at [ ], Eastern time, on [ ] [ ], 201[ ] to holders of record of AWI common shares at the close of business on [ ] [ ], 201[ ], the record date for the distribution.

What do shareholders need to do to participate in the distribution?	Shareholders of AWI as of the record date for the distribution will not be required to take any action to receive AFI common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the separation and distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing AWI common shares or take any other action to receive your shares of AFI common stock. Please do not send in your AWI stock certificates. The distribution will not affect the number of outstanding AWI common shares or any rights of AWI shareholders, although it will affect the market value of each outstanding AWI common share.

How will shares of AFI common stock be issued?	You will receive shares of AFI common stock through the same channels that you currently use to hold or trade AWI common shares, whether through a brokerage account, 401(k) plan or other channel. Receipt of AFI shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own AWI common shares as of the close of business on the record date for the distribution, including shares owned in certificated form, AWI, with the assistance of American Stock Transfer & Trust Company, LLC (“AST”), the distribution agent, will electronically distribute shares of AFI common stock to you or to your brokerage firm on your behalf in book-entry form. AST will mail you a book-entry account statement that reflects your shares of AFI common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of AFI common stock will I receive in the distribution?	AWI will distribute to you [ ] share(s) of AFI common stock for every one share of AWI you held as of the close of business on the record date for the distribution. Based on approximately 55,355,473 AWI common shares outstanding as of September 30, 2015, a total of approximately [ ] shares of AFI common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by AWI in its sole discretion) of the following conditions:

•    the division, the second step merger and the transfer of any additional assets and liabilities to AFI or its subsidiaries shall be completed in accordance with the terms of the separation and distribution agreement to be entered into between AWI and AFI;

•    AWI shall have received an opinion of tax counsel regarding the qualification of the separation and distribution as a transaction that is generally tax-free to AWI and AWI’s shareholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (or the “Code”);

•    the U.S. Securities and Exchange Commission (or the “SEC”) shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been mailed to the AWI shareholders;

•    all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental entity;

• the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•    no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

• the shares of AFI common stock to be distributed shall have been accepted for listing on the New York Stock Exchange, subject to official notice of distribution;

•    the receipt of an opinion of an outside financial advisor to the board of directors of AWI confirming the solvency and financial viability of AWI before the separation and distribution and each of AWI and AFI after the distribution, which is in form and substance acceptable to AWI in its sole discretion;

•    no event or development shall have occurred or exist that, in the judgment of AWI’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions; and

• such other matters as AWI may determine in its sole discretion, including with respect to pension separation, collective bargaining agreements and other matters.

AWI and AFI cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, AWI can choose at any time not to go forward with the separation and distribution for any reason or no reason. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation and distribution?	The completion and timing of the separation and distribution are dependent upon a number of conditions. It is expected that the shares of AFI common stock will be distributed by AWI at [ ], Eastern time, on [ ] [ ], 201[ ] to the holders of record of AWI common shares at the close of business on [ ], the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

Can AWI decide to cancel the distribution of AFI common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, AWI has the right to terminate the distribution, even if all of the conditions are satisfied. See “The Separation and Distribution—Conditions to the Distribution.”

What if I want to sell my AWI common shares or my AFI common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of AWI common shares?	Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in AWI common shares: a “regular-way” market and an “ex-distribution” market. AWI common shares that trade in the “regular-way” market will trade with an entitlement to shares of AFI common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of AFI common stock to be distributed in the distribution. If you decide to sell any AWI common shares before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your AWI common shares with or without your entitlement to AFI common stock to be issued in the distribution.

Where will I be able to trade shares of AFI common stock?	AFI intends to apply to list its common stock on the New York Stock Exchange under the symbol “AFI.” AFI anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date and that “regular-way” trading in AFI common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell AFI common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. AFI cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of AWI common shares?	AWI common shares will continue to trade on the New York Stock Exchange after the distribution under the symbol “AWI.”

Will the number of AWI common shares that I own change as a result of the distribution?	No. The number of AWI common shares that you own will not change as a result of the distribution.

Will the distribution affect the market price of my AWI common shares?	Yes. As a result of the distribution, AWI expects the trading price of AWI common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Resilient Flooring and Wood Flooring segments. There can be no assurance that the aggregate market value of the AWI common shares and the AFI common stock following the separation will be higher or lower than the market value of AWI common shares before the separation. This means, for example, that the combined trading prices of one AWI common share and [ ] share(s) of AFI common stock after the distribution may be equal to, greater than or less than the trading price of one AWI common share before the distribution.

What are the U.S. federal income tax consequences of the separation and the distribution?	The distribution is conditioned upon, among other things, AWI’s receipt of an opinion of outside counsel, in form and substance satisfactory to AWI, regarding the qualification of the separation and distribution as a transaction that generally is tax-free to AWI and AWI’s shareholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the separation and distribution so qualifies, AWI shareholders generally should not be required, for U.S. federal income tax purposes, to recognize any gain or loss or to include any amount in their income upon their receipt of AFI common stock in the distribution. See “The Separation and Distribution—U.S. Federal Income Tax Consequences” for further information regarding the potential tax consequences of the separation and distribution to you.

How will I determine my tax basis in the AFI shares I receive in the distribution?	For U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in AWI and the new AFI common stock received in the distribution will equal the aggregate basis in the AWI common shares held by you immediately before the distribution, allocated between your AWI common shares and the AFI common stock you receive in the distribution in proportion to the relative fair market value of each on the distribution date. You should consult your tax advisor about the particular consequences of the separation and distribution to you, including the application of the tax basis allocation rules and the application of state, local and non-U.S. tax laws.

What will AFI’s relationship be with AWI following the separation?	AFI will enter into a separation and distribution agreement with AWI to effect the separation and provide a framework for AFI’s relationship with AWI after the separation and will enter into certain other agreements, such as transition services agreements, a tax matters agreement, an employee matters agreement, an office lease agreement and trademark license agreements. These agreements will provide for the separation and allocation between AFI and AWI of the assets, employees, liabilities and obligations of AWI and its subsidiaries attributable to periods prior to, at and after AFI’s separation from AWI and will govern the relationship between AFI and AWI subsequent to the completion of the separation and distribution. For additional information regarding the separation and distribution agreement and other transaction agreements, see “Risk Factors—Risks Related to the Separation,” “The Separation and Distribution” and “Certain Relationships and Related Person Transactions.”

Who will manage AFI after the separation?	AFI will benefit from a management team with an extensive background in the Resilient Flooring and Wood Flooring segments. Led by Donald R. Maier, who will be AFI’s President and Chief Executive Officer after the separation, AFI’s management team will possess a diverse set of relevant skills as well as experience in its industry. For more information regarding AFI’s management, see “Management.”

Are there risks associated with owning AFI common stock?	Yes. Ownership of AFI common stock is subject to both general and specific risks relating to AFI’s business, the industry in which it operates, its ongoing contractual relationships with AWI and its status as a separate, publicly-traded company. Ownership of AFI common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 20. You are encouraged to read that section carefully.

Does AFI plan to pay dividends?	AFI’s dividend policy will be described in an amendment to the registration statement of which this information statement is a part. See “Dividend Policy.”

Will AFI incur any indebtedness prior to or at the time of the distribution?	Yes. AFI anticipates having approximately $[ ] of indebtedness upon completion of the separation. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to AFI’s Business.”

Who will be the distribution agent, transfer agent, registrar and information agent for the AFI common stock?	The distribution agent, transfer agent and registrar for the AFI common stock will be AST. For questions relating to the mechanics of the distribution or matters relating to the subsequent transfer of AFI common stock, you should contact: [ ]. If your shares are held by a bank, broker or other nominee, you may call [ ] at [ ].

Where can I find more information about AWI and AFI?	Before the distribution, if you have any questions relating to AWI’s business performance, you should contact:

Armstrong World Industries, Inc. 2500 Columbia Avenue P.O. Box 3025 Lancaster, Pennsylvania 17603 (717) 397-0611 Attn: Investor Relations

After the distribution, AFI stockholders who have any questions relating to AFI’s business performance should contact AFI at:

Armstrong Flooring, Inc. 2500 Columbia Avenue P.O. Box 3025 Lancaster, Pennsylvania 17603 (717) 397-0611 Attn: Investor Relations

The AFI investor Web site ([ ]) is expected to be operational as of [ ].

INFORMATION STATEMENT SUMMARY

This summary highlights selected information from this information statement relating to Armstrong Flooring, Inc.’s separation from Armstrong World Industries, Inc. and the distribution of common stock by Armstrong World Industries, Inc. to its shareholders. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement regarding Armstrong Flooring, Inc. assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Also, unless the context otherwise requires, references in this information statement to “AFI,” “we,” “us,” “our” and “our company” refer to Armstrong Flooring, Inc., a Delaware corporation, and its combined subsidiaries unless the context requires otherwise. References in this information statement to “AWI” refer to Armstrong World Industries, Inc., a Pennsylvania corporation, and its consolidated subsidiaries unless the context requires otherwise. References to Armstrong Flooring, Inc. historical business and operations refer to the business and operations of Armstrong World Industries, Inc.’s flooring products business that will be allocated, assigned, assumed or transferred to or by Armstrong Flooring, Inc. in connection with the separation and distribution.

Armstrong Flooring, Inc.

AFI is a Delaware corporation incorporated in 2015. We are a leading global producer of flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings. We design, manufacture, source and sell resilient and wood flooring products in North America and the Pacific Rim.

On February 23, 2015, AWI, a Pennsylvania corporation incorporated in 1891, announced that its board of directors had unanimously approved a plan to separate AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment. The separation will be effected by allocating the assets and liabilities related primarily to the Resilient Flooring and Wood Flooring segments to AFI and then distributing the common stock of AFI to AWI’s shareholders. The separation and distribution will result in AWI and AFI becoming two independent, publicly-traded companies, with AFI owning and operating the Resilient Flooring and Wood Flooring segments and AWI continuing to own and operate the Building Products (Ceilings) segment.

Reportable Segments

We operate two business segments – Resilient Flooring and Wood Flooring.

Resilient Flooring — Our Resilient Flooring segment designs, manufactures, sources and sells a broad range of floor coverings primarily for homes and commercial and institutional buildings under various brands, including the Armstrong brand. Manufactured products in this segment include vinyl sheet, vinyl tile, and luxury vinyl tile (“LVT”) flooring. In addition, our Resilient Flooring segment sources and sells laminate flooring products, vinyl tile products, vinyl sheet products, LVT products, linoleum products, adhesives, and installation and maintenance materials and accessories. Resilient Flooring products are offered in a wide variety of types, designs, colors and installation options. We sell these products to independent wholesale flooring distributors, large home centers, retailers, contractors and to the manufactured homes industry, and secure specifications for these products through architects, designers and end users. When market conditions and available capacity warrant, we also provide product on an original equipment manufacturer (“OEM”) basis to other flooring companies.

Wood Flooring — Our Wood Flooring segment designs, manufactures, sources and sells hardwood flooring products for use in new residential construction and renovation, with some commercial applications in stores, restaurants and high-end offices under the Armstrong and Bruce brands. The product offering includes pre-finished solid and engineered wood floors in various wood species, and related accessories. Virtually all of our Wood Flooring sales are in North America. Our Wood Flooring products are generally sold to independent wholesale flooring distributors, large home centers, retailers, and flooring contractors and specified by regional and national builders. When market conditions and available capacity warrant, we also provide product on an OEM basis to other flooring companies.

Products and Markets

We are well positioned in the product categories and markets in which we operate – often holding a leadership or significant market share position. We compete in wood and resilient flooring markets in the Americas and the Pacific Rim. The majority of our sales are in North America, where we serve both commercial and residential markets. In the Pacific Rim, we are focused on the commercial markets only. Effectively, all of our Wood Flooring segment sales are in North America, as these products are focused on the residential market. The major markets in which we compete are:

North American Residential. Our Resilient Flooring and Wood Flooring segments sell products for use in single and multi-family housing. Homeowners, builders, and property management firms can choose from our innovative resilient and wood flooring products, for which we are North America’s largest provider, or from our laminate flooring products. We compete directly with other domestic and international suppliers of these products. Our flooring products also compete with carpet, stone and ceramic products, which we do not offer, however, the designs and performance of LVT products are resulting in additional penetration of other flooring segments.

Our products are used in new home construction and existing home renovation work. Industry analysts estimate that existing home renovation (also known as replacement / remodel) work represents approximately 75% of the total North American residential market opportunity. Key U.S. statistics that indicate market opportunity include existing home sales (a key indicator for renovation opportunity), housing starts, housing completions, home prices, interest rates and consumer confidence. We believe there is some longer-term correlation between these statistics and our revenue after reflecting a lag period of several months between a change in construction activity and our operating results. However, we believe that consumers’ preferences for product type, style, color, availability and affordability also significantly affect our revenue. Further, changes in inventory levels and/or product focus at national home centers and independent wholesale flooring distributors can significantly affect our revenue.

North American Commercial. Many of our products, primarily resilient flooring, are used in commercial and institutional buildings. Our revenue opportunities come from new construction as well as renovation of existing buildings. Renovation work is estimated to represent approximately 75% of the total North American commercial market opportunity. Most of our revenue comes from four major segments of commercial building – education, healthcare, retail and office. We monitor U.S. construction starts and follow project activity. Our revenue from new construction can lag behind construction starts by as much as twenty-four months given that the installation of flooring typically occurs later in the construction process. We also monitor office vacancy rates, gross domestic product (“GDP”) and general employment levels, which can indicate movement in renovation and new construction opportunities. We believe that these statistics, taking into account the time-lag effect, provide a reasonable indication of our future revenue opportunity from commercial renovation and new construction. However, we believe that consumers’ preferences for product type, style, color, availability and affordability also significantly affect our revenue.

Outside of North America. We also serve commercial markets in the Pacific Rim region with over 80% of the sales in this region coming from Australia and China. The commercial segments we serve are similar to the North American market (office, education, retail, and healthcare), however there is a higher penetration of resilient flooring in the hospitality (retail) and office segments in China than we see in North America. For the countries where we have significant revenue, we monitor various national statistics (such as GDP) as well as construction data (starts and project-related information). Revenues come primarily from new construction and renovation work. In 2014, following a review of strategic alternatives, we decided to exit our European flooring business and cease further funding of our DLW subsidiary in Germany.

LVT Investment. LVT represents the fastest growing resilient flooring product segment. Through the utilization of advanced printing and embossing technology, LVT enables attractive designs emulating wood and stone visuals combined with the durability associated with vinyl tile products. In addition, LVT offers a wide variety of installation options for the professional and do-it-yourself installer, with an enhanced ease of installation when compared to other products such as wood or ceramic tile, and this can be seen with the growing popularity of floating LVT floors. The largest market for LVT is North America. Historically this market has been largely served by product manufactured in the Pacific Rim. We are nearing completion of construction of an expansion to our Lancaster, Pennsylvania plant to add LVT manufacturing capacity. Announced in 2013, this approximately $45 million investment allows us to locally serve the North American market, and leverage our manufacturing expertise to create a strong cost and quality position. This improved cost, quality and service model will allow us to grow share in this important category.

Our Business Strategies

Extend our preferred brand status with specialty flooring retailers and home centers.

We intend to leverage our existing strong relationships with distributors, home centers, and leading retailers and continue to strengthen these ties by helping our partners with products and value-added programs that grow our mutual businesses. We believe that ongoing investments in merchandising and integrated marketing programs will support and enable this growth. We expect that improving and adapting our presence in key consumer research channels will allow us to participate more fully in the consumer journey and increase conversion rates to us across all channels.

Outpace the North American market in the fast growing LVT product category.

We expect that new capabilities to develop and manufacture an innovative line of products at our domestic LVT plant, coupled with our strength in distribution, will enable us to sell a differentiated LVT product line, effectively service our customers, and grow our share of the fast-growing LVT market.

Leverage traditional strength with architects and contractors to win more specified bids.

We continue to be the resilient flooring provider of choice for technically informed commercial buyers due to the durability, fashion-forward design, and low total cost of ownership of our products. We expect that further customization of our messaging and sales approach to meet the needs of unique end-use segments, combined with market leading products, will improve conversion and increase sales force efficiency in the commercial segment and result in maintained leadership in education and retail and an expanded presence in healthcare and office. Our distributor partnerships are critical to our success in this space and we plan to continue to invest to build shared selling capabilities.

Capitalize on recent investments and strong positioning to win a greater share of the Pacific Rim market.

We are gaining recognition as a commercial resilient flooring innovation leader throughout the Pacific Rim market. We believe that our regional investments in manufacturing facilities and global R&D scale will allow us to produce resilient products that are differentiated versus our competition and desired by our customers. We plan to continue to expand our strong network of distribution partnerships throughout the region to provide our customers with the most complete resilient flooring solutions.

Use brand, innovation, and investments to differentiate our product offering in the eyes of consumers and provide operating leverage.

We believe that we have distinct opportunities to expand margins within our product portfolio, building from our foundation of the most recognized brand in the flooring industry. Our scale in hard surfaces enables us to invest in innovation that meaningfully adds to our traditional strengths of design, quality and reliable installation systems. Through application of lean principles to our leading position in wood flooring, we are improving the through cycle return of our wood segment. Across wood, vinyl sheet, and vinyl composition tile

(“VCT”) segments we are capitalizing on opportunities to sell a richer mix of products targeted at the most attractive customer segments in North America and Pacific Rim markets.

Our Strengths

Our market leading position in resilient and wood flooring affords us scale, experience, and brand equity.

We are the leading producer of resilient and wood flooring products across North America. Our significant scale and experience in manufacturing enable us to bring cost-competitive, high-quality products to our customers in all of our markets. We are able to offer our customers a broad spectrum of choices in materials and designs to suit many resilient and wood flooring needs. In addition, Armstrong and Bruce are two trusted brands with high consumer awareness, and a reputation for delivering superior performance and other key product attributes, such as quality, durability, appearance, and style. Finally, our product lines share and leverage common business systems and infrastructure, giving us scale and efficiency benefits in our go-to-market operations.

Strong long-term relationships with customers and key channel partners provide us with depth and breadth of sales coverage.

We operate a well-established network of strategically aligned and highly experienced distributors, many of whom we have partnered with for decades. The regional scale of our distributors allows us to economically reach many thousands of specialty flooring retail and commercial accounts with quality service and a clear sales message. Our distributor partners are among the strongest in the business. We also leverage our own sales team to provide sales and service coverage to larger regional and national accounts, including the major home centers, mass merchants and flooring superstores, as well as to drive specifications with key builders. Our broad sales and distribution network allows us to respond efficiently and effectively to the needs of our customers across multiple end-use segments. In this way, we may pursue the best of both the direct and two-step sales models to achieve depth and breadth in the market. We also have strong relationships with key influencer groups in the commercial purchase process, including architecture & design firms, dedicated flooring contractors, and general contractors.

Our broad resilient and wood flooring product portfolio positions us to play and win in the most attractive segments.

We are well positioned to succeed in faster growing hard surface product segments such as LVT and engineered hardwood. Additionally, we have a leading position in the VCT segment. LVT is one of the fastest growing segments of the flooring industry. The product offers the enhanced durability of traditional vinyl flooring in attractive new designs, appealing to a wide range of flooring consumers. We have invested in advanced production capabilities in the segment to allow us significant flexibility to create new designs and respond to customer needs quickly, which positions us to succeed in the segment and win share. Similarly, our wood flooring business offers us exposure to additional growth. Demand for wood flooring products, particularly engineered wood, is expected to continue to rise, driven by consumer preference/market penetration, continued health in the replacement market, and growth in new construction.

Armstrong continues to be an anchor brand in key retail accounts.

Our strong brand recognition, reputation for quality, durability, and innovative designs and consumer pull have established Armstrong and Bruce as significant brands in both specialty flooring retailers and major home centers. Our continued strength in these areas, coupled with our marketing initiatives targeted at the homeowner segment, position AFI well to benefit from the flooring category growth home centers are experiencing and the important role that home centers play in the purchase process for most residential consumers. Similarly, we are well positioned through our distributor partners to maintain and grow our position of strength in the large network of independent flooring stores, which are a critical part of our business in North America. Through these key accounts we can sell a richer mix of products to attractive consumer and light commercial “Main Street’ segments.

Continued strength in innovation gives us a sustainable means of differentiation from our competitors.

We have a strong legacy of innovation and continue to invest in new product and manufacturing technologies. Through these technologies (e.g., coatings, production processes, and chemical formulations), as well as complementary technology partnerships, we can create products with superior performance and/or cost advantages. Ongoing excellence in innovation can provide us with a long-term source of differentiation to help us convert sales against the competition and justify premium price points at expanded margins.

Our production network of in-house manufacturing and source partners has available capacity to absorb additional volume as our end-market demand expands.

Our investments in manufacturing and productivity initiatives have created an improved cost structure, and our facilities and source partners can accommodate the growth we anticipate over the next several years without the need for substantial additional capital investment. As such, we may benefit from operating leverage that will drive margin expansion as our revenues increase.

Our commercial business in the Pacific Rim affords us access to the growing economies of that region.

We expect that demand for resilient flooring products will continue to rise at a robust rate in these countries and our strong network coverage has positioned us to capitalize on these opportunities. Our established distribution network within China provides us with coverage of more than 650 cities. Throughout the Pacific Rim, our network covers markets in Australia, Southeast Asia, India, Japan, Korea and Taiwan. This expansive network is supported by two advanced manufacturing facilities in Wujiang, China, and a third facility in Braeside, Australia.

The Separation

Reasons for the Separation

The AWI board of directors determined that the separation of AWI’s flooring business from its ceilings (building products) business would be in the best interests of AWI and approved the separation.

The AWI board of directors considered a wide variety of factors in evaluating the separation. Among other things, the AWI board of directors considered the following potential benefits of the separation:

•	Greater focus on individual businesses may drive improved results. The separation will allow for customized strategies and operating initiatives for each company. Following the separation, each company will be able to focus its investments on distinct products and channels without consideration of performance, or other issues, of the other business. Each company will be able to provide greater transparency and clarity to its investors on operating drivers. The greater market discipline and scrutiny on performance within each independent company may result in better decision-making and results.

•	Enhanced strategic and management focus. The separation is expected to allow AFI and AWI to more effectively pursue their distinct operating priorities and strategies and enable management of each company to focus on unique opportunities for long-term growth and profitability.

•	More efficient allocation of capital. Separate capital structures can be designed to correlate with risk and cash flow profile of each business. Each company can adopt a level of leverage appropriate to its particular risk profile.

•	Direct access to capital markets. The separation will create an independent equity structure that will afford each company with direct access to the capital markets. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

•	Alignment of incentives with performance objectives. Separate companies will allow for better alignment of management incentives with equity performance. Each separate company will allow for greater opportunities to assume senior positions, which, combined with better aligned compensation policies, will help attract and retain talent.

•	Broadening of investor base may enhance value. Two pure play companies may attract a broader base of shareholders by providing them with choice and flexibility to allocate investments between two distinctly different opportunities. The two companies will have different growth, margins and returns, different construction cycle exposure, and different risk/reward profiles.

Neither AFI nor AWI can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The AWI board of directors also considered a number of potentially negative factors in evaluating the separation, including:

•	One-time costs of the separation. The planning, evaluation and implementation of the separation will result in significant costs. We expect to incur approximately $[ ] in professional fees and other expenses relating to the separation.

•	Uncertain benefits. There is considerable risk of not realizing the anticipated benefits of the separation.

•	Restrictions and limitations. The agreements that will be entered into between AFI and AWI in connection with the separation will place limitations upon both AFI and AWI as separate companies.

•	Potential for takeover. As a smaller company, AFI may be at increased risk to become the target of a takeover on terms that are not in the best interests of the company or its stockholders.

After careful consideration of these, and other, potential benefits and potentially negative factors, the AWI board of directors concluded that the potential benefits of the separation outweighed these potentially negative factors.

Conditions to the Distribution

The consummation of the distribution and separation are subject to the satisfaction or, to the extent permitted by applicable law, waiver by AWI of several conditions, including:

•	the division, the second step merger and the transfer of any additional assets and liabilities to AFI or its subsidiaries shall be completed in accordance with the terms of the separation and distribution agreement to be entered into between AWI and AFI;

•	AWI shall have received the tax opinion from AWI’s outside tax counsel referred to in “The Separation and Distribution—U.S. Federal Income Tax Consequences” below regarding the tax treatment of the separation and the distribution and certain related transactions;

•	the SEC shall have declared effective AFI’s registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been mailed to the AWI shareholders;

•	all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of AFI common stock to be distributed shall have been accepted for listing on the New York Stock Exchange subject to official notice of distribution;

•	the receipt of an opinion of an outside financial advisor to the board of directors of AWI confirming the solvency and financial viability of AWI before the separation and distribution and each of AWI and AFI after the distribution, which is in form and substance acceptable to AWI in its sole discretion;

•	no event or development shall have occurred or exist that, in the judgment of AWI’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions; and

•	such other matters as AWI may determine in its sole discretion, including with respect to pension separation, collective bargaining agreements and other matters.

AWI will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the separation and, to the extent it determines to proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. For a complete discussion of all of the conditions to the separation, see “The Separation and Distribution—Conditions to the Distribution.”

Agreements with AWI

Following the separation and distribution, AFI and AWI will operate separately, each as an independent public company. AFI will enter into a separation and distribution agreement with AWI. In connection with the separation, AFI will also enter into various other agreements to effect the separation and provide a framework for its relationship with AWI after the separation, such as transition services agreements, a tax matters agreement, an employee matters agreement, trademark license agreements and an office lease agreement. These agreements will provide for the allocation between AFI and AWI of AWI’s assets, employees, liabilities and obligations attributable to periods prior to, at and after AFI’s separation from AWI and will govern certain relationships between AFI and AWI after the separation. Forms of the agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

Summary Risk Factors

There are risks associated with AFI’s business, an investment in AFI’s common stock, and the separation of AFI from AWI, including:

Risks related to AFI’s business

•	Worldwide economic conditions could have a material adverse impact on our financial condition, liquidity or results of operations.

•	Our business is dependent on construction activity. Downturns in construction activity could adversely affect our financial condition, liquidity or results of operations.

•	Sales fluctuations to and changes in our relationships with key customers could have a material adverse effect on our financial condition, liquidity or results of operations.

•	Our markets are highly competitive. Competition can reduce demand for our products or cause us to lower prices. Failure to compete effectively by meeting consumer preferences and maintaining market share could adversely affect our results.

•	If the availability of raw materials or energy decreases, or the costs increase, and we are unable to pass along increased costs, our financial condition, liquidity or results of operations could be adversely affected.

•	We are subject to risks associated with our international operations in both established and emerging markets. Legislative, political, regulatory and economic volatility, as well as vulnerability to infrastructure and labor disruptions, could have an adverse effect on our financial condition, liquidity or results of operations.

Risks related to the separation and distribution

•	Our separation from AWI may not be beneficial.

•	The separation may result in disruptions to, and negatively impact our relationships with, our customers and other business partners and the relationships with the customers and other business partners of AWI.

•	The separation could result in substantial tax liabilities or tax indemnity obligations to AFI, AWI and AWI’s shareholders.

•	We have no history of operating as an independent company.

•	Our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

•	Concerns about our prospects as a stand-alone company and employee compensation and benefits after the separation and distribution or otherwise, could affect our ability to retain employees.

•	Challenges in the commercial and credit environments may materially adversely affect our ability to complete the separation and our future access to capital.

Risks related to AFI’s common stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

•	Substantial sales of our common shares may occur in connection with this distribution, which could cause our share price to be volatile and to decline.

•	Your percentage of ownership in AFI may be diluted in the future.

•	No vote of the AWI shareholders is required in connection with the separation and distribution. As a result, if you do not want to receive our common shares in the distribution, your sole recourse will be to divest yourself of your AWI common stock prior to or on the separation date.

•	Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Corporate Information

AFI was incorporated in Delaware for the purpose of holding AWI’s flooring business in connection with the separation and distribution described in this information statement. Prior to the separation, AFI will have no operations.

The address of AFI’s principal executive offices is 2500 Columbia Avenue, P.O. Box 3025, Lancaster, Pennsylvania 17603. AFI’s telephone number is (717) 397-0611. AFI maintains a website at http://www.[            ].com. AFI’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to shareholders of AWI who will receive shares of AFI common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of AFI’s securities. The information contained in this information statement is believed by AFI to be accurate as of the date set forth on its cover. Changes may occur after that date and neither AFI nor AWI will update the information except in the normal course of their respective disclosure obligations and practices.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating AFI and AFI’s common stock. Any of the following risks could materially and adversely affect AFI’s business, financial condition or results of operations. The risk factors generally have been separated into three groups: risks related to AFI’s business, risks related to the separation and risks related to AFI’s common stock.

Risks Related to AFI’s Business

Worldwide economic conditions could have a material adverse impact on our financial condition, liquidity or results of operations.

The flooring products business is influenced by conditions in domestic and foreign economies, including inflation, deflation, interest rates, availability and cost of capital, consumer spending rates, energy availability and the effects of governmental initiatives to manage economic conditions. Volatility in financial markets and the continued softness or further deterioration of national and global economic conditions could have a material adverse effect on our financial condition, liquidity or results of operations, including as follows:

•	the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for us or non-performance by suppliers;

•	commercial and residential consumers of our products may postpone spending in response to tighter credit, negative financial news and/or stagnation or further declines in income or asset values, which could have a material adverse impact on the demand for our product;

•	the net asset value of the investment funds underlying our defined benefit pension plans may decline, which could result in negative plan investment performance and additional charges which may involve significant cash contributions to such plans, to meet obligations or regulatory requirements;

•	our asset impairment assessments and underlying valuation assumptions may change, which could result from changes to estimates of future sales and cash flows that may lead to substantial impairment charges.

Continued or sustained deterioration of economic conditions would likely exacerbate and prolong these adverse effects.

Our business is dependent on construction activity. Downturns in construction activity could adversely affect our financial condition, liquidity or results of operations.

Our business has greater sales opportunities when construction activity is strong and, conversely, has fewer opportunities when such activity declines. The cyclical nature of commercial and residential construction activity, including construction activity funded by the public sector, tends to be influenced by prevailing economic conditions, including the rate of growth in gross domestic product, prevailing interest rates, government spending patterns, business, investor and consumer confidence and other factors beyond our control. Prolonged downturns in construction activity could have a material adverse effect on our financial condition, liquidity or results of operations.

Sales fluctuations to and changes in our relationships with key customers could have a material adverse effect on our financial condition, liquidity or results of operations.

Some of our business lines and markets are dependent on a few key customers, including independent distributors. We generally do not enter into written or long-term agreements with our independent distributors. The loss, reduction, or fluctuation of sales to one of these major customers, or any adverse change in our business relationship with any one of them, could have a material adverse effect on our financial condition, liquidity or results of operations.

Our markets are highly competitive. Competition can reduce demand for our products or cause us to lower prices. Failure to compete effectively by meeting consumer preferences and maintaining market share could adversely affect our results.

Our markets are highly competitive. Competition can reduce demand for our products, negatively affect our product sales mix or cause us to lower prices. Failure to compete effectively by meeting consumer preferences and maintaining market share could have a material adverse effect on our financial condition, liquidity or results of operations. Our customers consider our products’ performance, product styling, customer service and price when deciding whether to purchase our products. Shifting consumer preference in our highly competitive markets, from residential resilient products to other flooring products, for example, whether for performance or styling preferences or our inability to develop and offer new competitive performance features could have an adverse effect on our sales. In addition, excess industry capacity for certain products in several geographic markets could lead to industry consolidation and/or increased price competition. We are also subject to potential increased price competition from overseas competitors which may have lower cost structures.

If the availability of raw materials or energy decreases, or the costs increase, and we are unable to pass along increased costs, our financial condition, liquidity or results of operations could be adversely affected.

The availability and cost of raw materials, packaging materials, energy and sourced products are critical to our operations. For example, we use substantial quantities of natural gas, petroleum-based raw materials and hardwood lumber in our manufacturing operations. The cost of some of these items has been volatile in recent years and availability has been limited at times. We source some materials from a limited number of suppliers, which, among other things, increases the risk of unavailability. Limited availability could cause us to reformulate products or limit our production. Decreased access to raw materials and energy or significant increased cost to purchase these items and any corresponding inability to pass along such costs through price increases could have a material adverse effect on our financial condition, liquidity or results of operations.

We require a significant amount of liquidity to fund our operations.

Our liquidity needs vary throughout the year. If our business experiences materially negative unforeseen events, we may be unable to generate sufficient cash flow from operations to fund our needs or maintain sufficient liquidity to operate and remain in compliance with our debt covenants, which could result in reduced or delayed planned capital expenditures and other investments and adversely affect our financial condition or results of operations.

We may be subject to liability under and may make substantial future expenditures to comply with environmental laws and regulations, which could materially adversely affect our financial condition, liquidity or results of operations.

AWI is, and AFI may be, involved with environmental investigation and remediation activities for which AFI’s ultimate liability may exceed the currently estimated and accrued amounts. It is possible that AFI could become subject to additional environmental matters and corresponding liabilities in the future. See Note 26 to the Combined Financial Statements for further information related to environmental matters.

The building materials industry has been subject to claims relating to raw materials such as silicates, polychlorinated biphenyl (“PCB”), polyvinylchloride (“PVC”), formaldehyde, fire-retardants and claims relating to other issues such as mold and toxic fumes, as well as claims for incidents of catastrophic loss, such as building fires. We have not received any significant claims involving our raw materials or our product performance; however, product liability insurance coverage may not be available or adequate in all circumstances to cover claims that may arise in the future.

In addition, our operations are subject to various domestic and foreign environmental, health, and safety laws and regulations. These laws and regulations not only govern our current operations and products, but also impose potential liability on us for our past operations. Our costs to comply with these laws and regulations may increase as these requirements become more stringent in the future, and these increased costs may materially adversely affect our financial condition, liquidity or results of operations.

We are subject to risks associated with our international operations in both established and emerging markets. Legislative, political, regulatory and economic volatility, as well as vulnerability to infrastructure and labor disruptions, could have an adverse effect on our financial condition, liquidity or results of operations.

A portion of our products move in international trade, with approximately 8% of our revenues from operations outside the United States and Canada in 2014. See Note 3 to the Combined Financial Statements for further information. Our international trade is subject to currency exchange fluctuations, trade regulations, import duties, logistics costs, delays and other related risks. Our international operations are also subject to various tax rates, credit risks in emerging markets, political risks, uncertain legal systems, high costs in repatriating profits to the United States from some countries, and loss of sales to local competitors following currency devaluations in countries where we import products for sale. In addition, our international growth strategy depends in part on our ability to expand our operations in certain emerging markets. However, some emerging markets have greater political and economic volatility and greater vulnerability to infrastructure and labor disruptions than established markets.

In addition, in many countries outside of the United States, particularly in those with developing economies, it may be common for others to engage in business practices prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act or similar local anti-corruption or anti-bribery laws. These laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Failure to comply with these laws, as well as U.S. and foreign export and trading laws, could subject us to civil and criminal penalties. As we continue to expand our business globally, including in emerging markets, we may have difficulty anticipating and effectively managing these and other risks that our international operations may face, which may adversely affect our business outside the United States and our financial condition, liquidity or results of operations.

We may pursue strategic transactions that could create risks and present unforeseen integration obstacles or costs, any of which could materially adversely affect our financial condition, liquidity or results of operations.

We have evaluated, and expect to continue to evaluate, potential strategic transactions as opportunities arise. We may routinely engage in discussions with third parties regarding potential transactions, including joint ventures, which could be significant. Any such strategic transaction involves a number of risks, including potential disruption of our ongoing business and distraction of management, difficulty with integrating or separating personnel and business operations and infrastructure, and increasing or decreasing the scope, geographic diversity and complexity of our operations. Strategic transactions could involve payment by us of a substantial amount of cash, assumption of liabilities and indemnification obligations, regulatory requirements, incurrence of a substantial amount of debt or issuance of a substantial amount of equity. Certain strategic opportunities may not result in the consummation of a transaction or may fail to realize the intended benefits and synergies. If we fail to consummate and integrate our strategic transactions in a timely and cost-effective manner, our financial condition, liquidity or results of operation could be materially and adversely affected.

Our plant construction projects may adversely impact our results.

The flooring products business recently completed several large plant construction projects, including two resilient flooring plants in China. In addition, we are adding manufacturing capability to our Lancaster, PA flooring plant to manufacture LVT in North America. Economic and competitive advantages and returns expected from these projects may not fully materialize as a result of changes in market conditions. In addition, there can be no assurance that the actual cost of building and operating our LVT plant in North America will not exceed our projections, and we may experience delays in this project for many reasons, including unavailability of raw materials, labor or equipment or regulatory matters.

Adverse judgments in regulatory actions, product claims, environmental claims and other litigation could be costly. Insurance coverage may not be available or adequate in all circumstances.

In the ordinary course of business, we will be subject to various claims and litigation. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management’s attention and resources. While we will strive to ensure that our products comply with applicable government regulatory standards and internal requirements, and that our products perform effectively and safely, customers from time to time could claim that our products do not meet warranty or contractual requirements, and users could claim to be harmed by use or misuse of our products. These claims could give rise to breach of contract, warranty or recall claims, or claims for negligence, product liability, strict liability, personal injury or property damage. They could also result in negative publicity.

In addition, claims and investigations may arise related to patent infringement, distributor relationships, commercial contracts, antitrust or competition law requirements, employment matters, employee benefits issues, and other compliance and regulatory matters, including anti-corruption and anti-bribery matters. While we will have processes and policies designed to mitigate these risks and to investigate and address such claims as they arise, we will not be able to predict or, in some cases, control the costs to defend or resolve such claims.

We will maintain insurance against some, but not all, of these potential claims. In the future, we may not be able to maintain insurance at commercially acceptable premium levels. In addition, the levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. If any significant judgment or claim is not fully insured or indemnified against, it could have a material adverse impact. We cannot assure that the outcome of all current or future litigation will not have a material adverse effect on our financial condition, liquidity or results of operations.

Increased costs of labor, labor disputes, work stoppages or union organizing activity could delay or impede production and could have a material adverse effect on our financial condition, liquidity or results of operations.

Increased costs of U.S. and international labor, including the costs of employee benefits plans, labor disputes, work stoppages or union organizing activity could delay or impede production and have a material adverse effect on our financial condition, liquidity or results of operations. As the majority of our manufacturing employees will be represented by unions and covered by collective bargaining or similar agreements, we will often incur costs attributable to periodic renegotiation of those agreements, which may be difficult to project. We are also subject to the risk that strikes or other conflicts with organized personnel may arise or that we may become the subject of union organizing activity at our facilities that do not currently have union representation. Prolonged negotiations, conflicts or related activities could also lead to costly work stoppages and loss of productivity.

We are dependent upon attracting and retaining key personnel, the loss of whom could adversely affect our business.

We believe that our success will depend, to a significant extent, upon our ability to attract and retain key senior management and operations management personnel. Our failure to recruit and retain these key personnel could adversely affect our business, financial condition or results of operations.

Our intellectual property rights may not provide meaningful commercial protection for our products or brands, which could adversely impact our financial condition, liquidity or results of operations.

We will rely on our proprietary intellectual property, including numerous patents and registered trademarks, as well as our licensed intellectual property to market, promote and sell our products. We will monitor and protect against activities that might infringe, dilute, or otherwise harm our patents, trademarks and other intellectual property and rely on the patent, trademark and other laws of the United States and other countries. However, we may be unable to prevent third parties from using our intellectual property without our authorization. In addition, the laws of some non-United States jurisdictions, particularly those of certain emerging markets, will provide less protection for our proprietary rights than the laws of the United States and present greater risks of counterfeiting and other infringement. To the extent we cannot protect our intellectual property, unauthorized use and misuse of our intellectual property could harm our competitive position and have a material adverse effect on our financial condition, liquidity or results of operations.

We outsource our information technology infrastructure and certain finance and accounting functions, which makes us more dependent upon third parties.

In an effort to make our finance, accounting and information technology (“IT”), functions more efficient, increase related capabilities, as well as generate cost savings, we will outsource certain finance and accounting functions and a significant portion of our IT infrastructure to separate third party service providers. As a result, we will rely on third parties to ensure that our related needs are sufficiently met. This reliance will subject us to risks arising from the loss of control over certain processes, changes in pricing that may affect our operating results, and potentially, termination of provisions of these services by our suppliers. A failure of our service providers to perform may have a material adverse effect on our financial condition, liquidity or results of operation.

Our cost saving initiatives may not achieve expected savings in our operating costs or improved operating results.

We will aggressively look for ways to make our operations more efficient and effective. We will reduce, move and expand our plants and operations as needed. Such actions involve substantial planning, often require capital investments and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. Our ability to achieve cost savings and other benefits within expected time frames will be subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our financial condition, liquidity or results of operations could be materially and adversely affected.

Risks Related to the Separation

Our separation from AWI may not be beneficial.

We may not realize strategic, financial, operational or other benefits from the separation. As independent publicly-traded companies, AWI and AFI will be smaller, less diversified companies with a narrower business focus and may be more vulnerable to changing market conditions, which could materially and adversely affect their respective business, financial condition and results of operations.

Further, there can be no assurance that the combined value of the common stock of the two publicly-traded companies will be equal to or greater than what the value of our common stock would have been had the separation not occurred.

The separation may result in disruptions to, and negatively impact our relationships with, our customers and other business partners and the relationships with the customers and other business partners of AWI.

Uncertainty related to the separation may lead customers and other parties with which AWI currently does business or with which we may do business in the future to terminate or attempt to negotiate changes in existing business relationships, or consider entering into business relationships with parties other than us or AWI. These disruptions could have a material and adverse effect on our or AWI’s businesses, financial condition, results of operations and prospects. The effect of such disruptions could be exacerbated by any delays in the completion of the separation.

If the separation and distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, then AFI, AWI and AWI’s shareholders could be subject to significant tax liability or tax indemnity obligations.

It is a condition to the distribution that AWI receive an opinion of AWI’s tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, substantially to the effect that, for U.S. federal income tax purposes, the separation and distribution should qualify as a transaction that generally is tax-free to AWI and AWI’s shareholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code.

Notwithstanding the tax opinion, the Internal Revenue Service (“IRS”) could determine on audit that the distribution should be treated as a taxable transaction if it determines that any of the facts, assumptions, representations or covenants set forth in the tax opinion is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution, or if the IRS were to disagree with the conclusions of the tax opinion. If the distribution is ultimately determined to be taxable, the distribution could be treated as a taxable dividend to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liability. In addition, AWI and/or we could incur significant U.S. federal income tax liabilities or tax indemnification obligations, whether under applicable law or the tax matters agreement that we will enter into with AWI, if it is ultimately determined that certain related transactions undertaken in anticipation of the distribution are taxable.

The combined post-separation value of AWI and AFI shares may not equal or exceed the pre-separation value of AWI common shares.

As a result of the distribution, AWI expects the trading price of AWI common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the flooring products business held by us. There can be no assurance that the aggregate market value of the AWI common shares and the AFI common shares following the separation will be higher or lower than the market value of AWI common shares if the separation did not occur.

We have no history of operating as an independent company and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to our business as operated by and integrated with AWI. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of AWI. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that AFI would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Prior to the separation, our business has been operated by AWI as part of its broader corporate organization, rather than as an independent company. AWI or one of its affiliates has performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, public affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from AWI for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly-traded company.

•	Currently, our business is integrated with the other businesses of AWI. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements with AWI, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with AWI and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of AWI. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	After the completion of the separation, the cost of capital for our business may be higher than AWI’s cost of capital prior to the separation.

•	Our historical financial information does not reflect the debt that we will incur as part of the separation and distribution.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from AWI. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data of Armstrong Flooring, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

We may have received better terms from unaffiliated third parties than the terms we receive in our agreements with AWI.

The agreements we will enter into with AWI in connection with the separation and distribution were determined by management and the AWI board of directors in the context of the separation and distribution while we were still part of AWI and, accordingly, may not reflect terms that would have resulted from arm’s length negotiations between unaffiliated third parties. The terms of the agreements relate to, among other things, the licensing of intellectual property and the provision of certain employment and transition services. We may have received better terms from third parties because, among other things, third parties may have competed with each other to win our business.

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to AWI of the separation and the distribution, under the tax matters agreement that we will enter into with AWI, which is discussed in more detail below under the heading “Certain Relationships and Related Party Transactions – Tax Matters Agreement”, we will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, we will be prohibited, except in certain circumstances, from, among other things:

•	entering into any transaction resulting in the acquisition of 35% or more of our stock or substantially all of our assets, whether by merger or otherwise;

•	merging, consolidating, or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing our capital stock; and

•	ceasing to actively conduct our business.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. In addition, under the tax matters agreement, we are required to indemnify AWI against liabilities resulting from certain actions taken after the distribution that cause the distribution to be taxable for U.S. federal income tax purposes, even if we did not participate in or otherwise facilitate such actions.

We may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, AFI and AWI will enter into a separation and distribution agreement and will also enter into various other agreements, including transition services agreements, a tax matters agreement, an employee matters agreement, an office lease agreement and a trademark license agreement. The separation and distribution agreement, the tax matters agreement and employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreements will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on AWI to satisfy its performance and payment obligations under these agreements. If AWI is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have our own systems and services in place, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that AWI currently provides to us. We, however, may not be successful in implementing these systems and services or in transitioning data from AWI’s systems to our own.

We will be required to satisfy certain indemnification obligations to AWI or may not be able to collect on indemnification rights from AWI.

Under the terms of the separation and distribution, we will indemnify AWI from and after the separation and distribution with respect to (i) all debts, liabilities and obligations allocated or transferred to us in connection with the separation and distribution (including our failure to pay, perform or otherwise promptly discharge any such debts, liabilities or obligations after the separation and distribution), (ii) any misstatement or omission of a material fact in this Information Statement resulting in a misleading statement and (iii) any breach by us of the separation and distribution agreement, the transition services agreements, the employee matters agreement, the tax matters agreement or the office lease agreement. We are not aware of any existing indemnification obligations at this time, but any such indemnification obligations that may arise could be significant. Under the terms of the separation and distribution agreement, AWI will indemnify us from and after the separation and distribution with respect to (i) all debts, liabilities and obligations allocated to AWI after the separation and distribution (including its failure to pay, perform or otherwise promptly discharge any such debts, liabilities or obligations after the separation and distribution) and (ii) any breach by AWI of the separation and distribution agreement, the transition services agreements, the employee matters agreement, the tax matters agreement or the office lease agreement. Our and AWI’s ability to satisfy these indemnities, if called upon to do so, will depend upon our and AWI’s future financial strength. If we are required to indemnify AWI, or if we are not able to collect on indemnification rights from AWI, our financial condition, liquidity or results of operations could be materially and adversely affected. We cannot determine whether we will have to indemnify AWI, or if AWI will have to indemnify us, for any substantial obligations after the distribution.

After the separation and distribution, certain of our directors may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with AWI.

Following the distribution, certain of our directors will own shares of AWI’s common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership of AWI common stock may create, or may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for AWI and us. For example, potential or actual conflicts could arise relating to: the terms and conditions of the separation and distribution; the relationship between AWI and us after the separation and distribution, including AWI’s and our respective rights and obligations under agreements entered into in connection with the separation and distribution and corporate opportunities that may be available to both companies in the future. Although we and AWI will implement policies and procedures to identify and properly address such potential and actual conflicts of interest, there can be no assurance that such conflicts of interest will not harm our business, prospects and financial condition and result in the diversion of corporate opportunities to AWI.

Challenges in the commercial and credit environments may materially adversely affect our ability to complete the separation and our future access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be materially adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if other significantly unfavorable changes in economic conditions occur. Volatility in the world financial markets could increase borrowing costs or affect our ability to gain access to the capital markets, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Risks Related to AFI’s Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

A public market for AFI common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for AFI’s common stock after the separation. Nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common stock or whether the combined market value of the shares of our common stock and AWI common shares will be less than, equal to or greater than the market value of AWI common shares prior to the separation.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which we operate; and

•	domestic and worldwide economic conditions.

Substantial sales of our common shares may occur in connection with this distribution, which could cause our share price to be volatile and to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of AFI common stock

to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [            ] shares of our common stock issued and outstanding on [            ] [            ], 201[    ]. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of AFI’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

Your percentage of ownership in AFI may be diluted in the future.

In the future, your percentage ownership in AFI may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. We anticipate that our employees will have options to purchase shares of our common stock after the distribution as a result of conversion of their AWI stock options (in whole or in part) to AFI stock options. We anticipate our compensation committee will grant additional stock options or other stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options or other stock-based awards to our employees under our employee benefits plans.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Armstrong Flooring, Inc.’s Capital Stock.”

No vote of the AWI shareholders is required in connection with the separation and distribution. As a result, if you do not want to receive our common shares in the distribution, your sole recourse will be to divest yourself of your AWI common stock prior to or on the distribution date.

No vote of our stockholders is required in connection with the distribution. Accordingly, if you do not want to receive our ordinary shares in the distribution, your only recourse will be to divest yourself of your AWI common stock prior to or on the distribution date.

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board to issue preferred stock without stockholder approval;

•	the initial division of our board of directors into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult until we have phased out our staggered board;

•	a provision that stockholders may only remove directors with cause; and

•	the ability of our directors, and not stockholders, to fill vacancies on our board of directors.

In addition, because we will be subject to Section 203 of the General Corporation Law of the State of Delaware, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and the provisions could delay or prevent an acquisition that our board of directors determines is not in the best interests of AFI and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “U.S. Federal Income Tax Consequences.” Under the tax matters agreement, AFI would be required to indemnify AWI for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Our amended and restated bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors and officers.

Our amended and restated bylaws will provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of AFI, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of AFI to us or our stockholders, creditors or other constituents, any action asserting a claim against AFI or any director or officer of AFI arising pursuant to any provision of the General Corporation Law of the State of Delaware, or the DGCL, or AFI’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against AFI or any director or officer of AFI governed by the internal affairs doctrine. If the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, however, the action may be brought in another court sitting in the State of Delaware. Although our amended and restated bylaws will include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against AFI and its directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we might incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials that AFI has filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of AFI management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Except as may be required by law, AFI undertakes no obligation to modify or revise any forward looking statements to reflect events or circumstances occurring after the date of this information statement. Although we believe that the assumptions underlying the forward looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors that could have a material adverse effect on our financial condition, liquidity, results of operations or future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to:

•	global economic conditions;

•	construction activity;

•	key customers;

•	competition;

•	availability and costs of raw materials and energy;

•	our liquidity;

•	environmental matters;

•	international operations;

•	strategic transactions;

•	plant construction projects;

•	negative tax consequences;

•	claims and litigation;

•	labor;

•	our intellectual property rights;

•	outsourcing;

•	costs savings and productivity initiatives; and

•	other risks detailed from time to time in our filings with the SEC, press releases and other communications.

THE SEPARATION AND DISTRIBUTION

Overview

On February 23, 2015, AWI, a Pennsylvania corporation incorporated in 1891, announced that its board of directors had unanimously approved a plan to separate AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment. The separation will be effected by allocating the assets and liabilities related primarily to the Resilient Flooring and Wood Flooring segments to AFI and then distributing the common stock of AFI to AWI’s shareholders. The separation and distribution will result in AWI and AFI becoming two independent, publicly-traded companies, with AFI owning and operating the Resilient Flooring and Wood Flooring segments and AWI continuing to own and operate the Building Products (Ceilings) segment.

At [            ], Eastern time, on [                ] [    ], 201[    ], the distribution date, each AWI shareholder will receive [            ] share(s) of AFI common stock for every one AWI common share held at the close of business on the record date for the distribution, as described below. You will not be required to make any payment, surrender or exchange your AWI common shares or take any other action to receive your shares of AFI’s common stock in the distribution. The distribution of AFI’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”

Reasons for the Separation

The AWI board of directors determined that the separation of AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment would be in the best interests of AWI. A wide variety of factors were considered by the AWI board of directors in evaluating the separation. Among other things, the AWI board of directors considered the following potential benefits of the separation:

•	Greater focus on individual businesses may drive improved results. The separation will allow for customized strategies and operating initiatives for each company. Following the separation, each company will be able to focus its investments on distinct products and channels without consideration of performance, or other issues, of the other business. Each company will be able to provide greater transparency and clarity to its investors on operating drivers. The greater market discipline and scrutiny on performance within each independent company may result in better decision-making and results.

•	Enhanced strategic and management focus. The separation will allow AFI and AWI to more effectively pursue their distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability.

•	More efficient allocation of capital. Separate capital structures can be designed to correlate with risk and cash flow profile of each business. Each company can adopt a level of leverage appropriate to its particular risk profile.

•	Direct access to capital markets. The separation will create an independent equity structure that will afford each company with direct access to the capital markets. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

•	Alignment of incentives with performance objectives. Separate companies will allow for better alignment of management incentives with equity performance. Each separate company will allow for greater opportunities to assume senior positions, which, combined with better aligned compensation policies, will help attract and retain talent.

•	Broadening of investor base may enhance value. Two pure play companies may attract a broader base of shareholders by providing them with choice and flexibility to allocate investments between two distinctly different opportunities. The two companies will have different growth, margins and returns, different construction cycle exposure, and different risk/reward profiles.

Neither AFI nor AWI can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The AWI board of directors also considered a number of potentially negative factors in evaluating the separation, including:

•	One-time costs of the separation. The planning, evaluation and implementation of the separation will result in significant costs. We expect to incur approximately $[ ] in professional fees and other expenses relating to the separation.

•	Uncertain benefits. There is considerable risk of not realizing the anticipated benefits of the separation.

•	Restrictions and limitations. The agreements that will be entered into between AFI and AWI in connection with the separation will place limitations upon both AFI and AWI as separate companies.

•	Potential for takeover. As a smaller company, AFI may be at increased risk to become the target of a takeover on terms that are not in the best interests of the company or its stockholders.

After careful consideration of these, and other, potential benefits and potentially negative factors, the AWI board of directors concluded that the potential benefits of the separation outweighed these potentially negative factors.

Formation of Armstrong Flooring, Inc.

AFI was formed in Delaware on June 1, 2015, for the purpose of holding AWI’s Resilient Flooring and Wood Flooring segments. Prior to the separation, AFI will have no operations. As a result of the division and second step merger that will occur in connection with the separation, and prior to the distribution, AFI will succeed to the assets and liabilities that are related primarily to AWI’s Resilient Flooring and Wood Flooring segments.

When and How You Will Receive the Distribution

With the assistance of AST, AWI expects to distribute AFI common stock at [            ], Eastern time, on [                    ] [    ], 201[    ], the distribution date, to all holders of outstanding AWI common shares as of the close of business on [                    ] [    ], 201[    ], the record date for the distribution. AST will serve as the distribution agent in connection with the distribution and the transfer agent and registrar for AFI common stock.

If you own AWI common shares as of the close of business on the record date for the distribution, AFI’s common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, AST will then mail you a direct registration account statement that reflects your shares of AFI common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell AWI common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of AFI common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your AWI common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of AFI’s common stock that have been registered in book-entry form in your name.

Most AWI shareholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your AWI common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the AFI common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of AFI common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be AFI affiliates. Persons who may be deemed to be AFI affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with AFI, which may include certain AFI executive officers, directors or principal stockholders. Securities held by AFI affiliates will be subject to resale restrictions under the Securities Act. AFI affiliates will be permitted to sell shares of AFI common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Armstrong Flooring, Inc. Common Stock You Will Receive

For every one AWI common share that you own at the close of business on [                    ] [    ], 201[    ], the record date for the distribution, you will receive [            ] share(s) of AFI common stock on the distribution date.

Treatment of Equity Based Compensation

The employee matters agreement will provide for the treatment of outstanding equity awards of AWI in connection with the separation. It is expected that all outstanding AWI equity awards to the extent held by employees of AFI as of the distribution date will be converted to AFI equity awards, issued pursuant to an equity incentive plan that we will establish. The conversion will result in each converted award having substantially the same intrinsic value as the applicable AWI equity award as of the conversion. It is not expected that any changes will be made with respect to AWI equity awards held by AWI employees other than appropriate adjustments to preserve their intrinsic value following the separation.

U.S. Federal Income Tax Consequences

The following is a summary of U.S. federal income tax consequences to AWI and to the holders of AWI common stock in connection with the separation and distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations that may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

Except as specifically described below, this summary is limited to holders of AWI common stock that are U.S. Holders (as defined below). For purposes of this summary, a U.S. Holder is a beneficial owner of AWI common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to AWI shareholders in light of their particular circumstances, nor does it address the consequences to AWI shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired AWI common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons owning AWI common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to the alternative minimum tax;

•	a partnership or any other entity treated as a partnership for U.S. federal income tax purposes;

•	persons who own AWI common stock through a partnership or any other entity treated as a partnership for U.S. federal income tax purposes; or

•	persons who hold AWI common stock through a tax-qualified retirement plan.

This summary does not address the U.S. federal income tax consequences to AWI shareholders who do not hold AWI common stock as capital assets. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds AWI common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the separation and distribution.

HOLDERS OF AWI COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.

AWI expects to receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that, for U.S. federal income tax purposes, the separation and distribution should qualify as a transaction that generally is tax-free to AWI and AWI’s shareholders under Sections 355 and 368(a)(1)(D) of the Code.

Assuming that the distribution qualifies under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes:

•	no gain or loss should be recognized by AWI on the distribution;

•	no gain or loss should be recognized by, or be includible in the income of, a holder of AWI common stock upon receipt of AFI common stock in the distribution;

•	each AWI shareholder’s basis in the AWI common stock and the AFI common stock following the distribution should equal the aggregate basis of the AWI common stock that such holder held immediately before the distribution, allocated between the AWI common stock and the AFI common stock in proportion to their relative fair market values at the time of the distribution; and

•	each AWI shareholder’s holding period in the AFI common stock received in the distribution should include the holding period of the AWI common stock with respect to which the distribution is made, provided that such holder holds such AWI common stock as a capital asset on the date of the distribution.

An opinion of counsel is not binding on the IRS, or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Neither AWI nor AFI has requested, or intends to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the separation and distribution. If any of the facts, representations, assumptions or undertakings described or made in connection with the tax opinion are not correct, are incomplete or have been violated, AWI’s ability to rely on the tax opinion could be jeopardized. AWI and AFI are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions we expect to be included in the tax opinion, it is ultimately determined that the separation and distribution does not qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, AWI or we could incur significant U.S. federal income tax liabilities attributable to the separation and distribution. In addition, if the separation and distribution were not to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, each AWI shareholder that receives AFI common stock in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of AFI common stock that was distributed to the shareholder, which generally would be taxed as a dividend to the extent of the shareholder’s pro-rata share of AWI’s current and accumulated earnings and profits, then treated as a non-taxable return of capital to the extent of the shareholder’s basis in its AWI common stock and finally treated as capital gain from the sale or exchange of its AWI common stock.

Even if the separation and distribution otherwise qualifies for tax-free treatment under Sections 355 and/or 368(a) of the Code, corporate-level taxable gain under Section 355(e) of the Code may result if fifty percent or more, by vote or value, of our common stock or AWI common stock is treated as acquired or issued as part of a plan or series of related transactions that include the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. For this purpose, any acquisitions or issuances of AWI common stock within two years before the distribution, and any acquisitions or issuances of our common stock or AWI common stock within two years after the distribution generally are presumed to be part of such a plan, although we or AWI, as applicable, may be able to rebut that presumption. We are not aware of any acquisitions or issuances of AWI common stock within the two years before the distribution that would be considered to occur as part of a plan or series of related transactions that includes the distribution. If an acquisition or issuance of our common stock or AWI common stock triggers the application Section 355(e) of the Code, AWI or we could incur significant U.S. federal income tax liabilities attributable to the separation and distribution.

Treasury Regulations require holders of AWI common stock who receive AFI common stock in the distribution who, immediately prior to the distribution, own (i) at least 5% of the total outstanding stock of AWI, or (ii) securities of AWI with an aggregate tax basis of $1 million or more, to attach a statement setting forth certain information related to the distribution to their U.S. federal income tax returns for the year in which the distribution occurs.

Effect of the Separation and Distribution on the Fourth Amended Plan of Reorganization

On December 6, 2000, AWI filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. AWI subsequently emerged from bankruptcy pursuant to the terms of AWI’s Fourth Amended Plan of Reorganization, as modified, dated February 21, 2006 (the “Fourth Amended Plan of Reorganization”), as confirmed by order of the Bankruptcy Court on August 18, 2006 (the “Confirmation Order”). The separation and distribution will not affect any matters set forth in, or any transactions effected pursuant to, the Fourth Amended Plan of Reorganization or the Confirmation Order, including the comprehensive settlement resolving AWI’s liability for asbestos-related personal injury claims or any other claims resolved thereunder.

Results of the Distribution

After its separation from AWI, AFI will be an independent, publicly-traded company. The actual number of shares to be distributed will be determined at the close of business on [                    ] [    ], 201[    ], the record date for the distribution, and will reflect any exercise of AWI options between the date the AWI board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding AWI common shares or any rights of AWI shareholders.

AFI will enter into a separation and distribution agreement and other related agreements with AWI before the distribution to effect the separation and provide a framework for AFI’s relationship with AWI after the separation. These agreements will provide for the allocation between AWI and AFI of AWI’s assets, liabilities and obligations attributable to periods prior to AFI’s separation from AWI and will govern the relationship between AWI and AFI after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”

Market for Armstrong Flooring, Inc.’s Common Stock

There is currently no public trading market for AFI’s common stock. AFI intends to apply to list its common stock on the New York Stock Exchange under the symbol “AFI.” AFI has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

AFI cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of AFI common stock that each AWI shareholder will receive in the distribution and the AWI common shares held at the record date for the distribution may not equal the “regular-way” trading price of an AWI share immediately prior to the separation. The price at which AFI common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for AFI common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to AFI’s Common Stock.”

Incurrence of Debt

AFI anticipates having approximately $[            ] of indebtedness upon completion of the separation. The specific nature of any indebtedness, along with the related terms and conditions of the debt to be incurred or liquidity facilities to be entered into, will be described in an amendment to the registration statement of which this information statement is a part.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, AWI expects that there will be two markets in AWI common shares: a “regular-way” market and an “ex-distribution” market. AWI common shares that trade on the “regular-way” market will trade with an entitlement to AFI common shares distributed pursuant to the separation. AWI common shares that trade on the “ex-distribution” market will trade without an entitlement to AFI common stock distributed pursuant to the distribution. Therefore, if you sell AWI common shares in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive AFI common stock in the distribution. If you own AWI common shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of AFI common stock that you are entitled to receive pursuant to your ownership as of the record date of the AWI common shares.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, AFI expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for AFI common stock that will be distributed to holders of AWI common shares on the distribution date. If you owned AWI common shares at the close of business on the record date for the distribution, you would be entitled to AFI common stock distributed pursuant to the distribution. You may trade this entitlement to shares of AFI common stock, without the AWI common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to AFI common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution is subject to the satisfaction (or waiver by AWI in its sole discretion) of the following conditions:

•	the division, the second step merger and the transfer of any additional assets and liabilities to AFI or its subsidiaries shall be completed in accordance with the terms of the separation and distribution agreement to be entered into between AWI and AFI;

•	AWI shall have received the tax opinion from AWI’s outside tax counsel referred to in “The Separation and Distribution—U.S. Federal Income Tax Consequences” regarding the tax treatment of the separation and the distribution and certain related transactions;

•	the SEC shall have declared effective AFI’s registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been mailed to the AWI shareholders;

•	all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of AFI common stock to be distributed shall have been accepted for listing on the New York Stock Exchange subject to official notice of distribution;

•	the receipt of an opinion of an outside financial advisor to the board of directors of AWI confirming the solvency and financial viability of AWI before the separation and distribution and each of AWI and AFI after the distribution, which is in form and substance acceptable to AWI in its sole discretion;

•	no event or development shall have occurred or exist that, in the judgment of AWI’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions; and

•	such other matters as AWI may determine in its sole discretion, including with respect to pension separation, collective bargaining agreements and other matters.

AWI will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. AWI will also have sole discretion to waive any of the conditions to the distribution. AWI does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the AWI board of directors might consider material such matters as significant changes to the distribution ratio or the allocation of the assets and liabilities of AWI in the separation. To the extent that the AWI board of directors determines that any modifications by AWI materially change the material terms of the distribution, AWI will notify AWI shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY

AFI’s dividend policy will be described in an amendment to the registration statement of which this information statement is a part.

CAPITALIZATION

The following sets forth AFI’s cash and cash equivalents and capitalization as of June 30, 2015 on (i) an actual unaudited historical basis and (ii) an unaudited pro forma basis as adjusted to give effect to the separation and the transactions related to the separation as if they had occurred on June 30, 2015. The information below is not necessarily indicative of what AFI’s capitalization would have been had the separation, distribution and related financing transactions been completed as of June 30, 2015. In addition, it is not indicative of AFI’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data of Armstrong Flooring, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and AFI’s combined financial statements and notes included in the “Index to Financial Statements and Schedule” section of this information statement.

AFI has not yet finalized its post-distribution capitalization. Pro forma financial information reflecting AFI’s post-distribution capitalization will be included in an amendment to the registration statement of which this information statement is a part.

	As of June 30, 2015
	Actual	Pro Forma
(amounts in millions)
Cash and cash equivalents	—

Current installments of long-term debt	—
Long-term debt, less current installments	$10.0

Total debt	10.0

Shareholders’ equity:
Common stock, no par value	—
Capital in excess of par value	—
Net AWI investment	617.7
Accumulated other comprehensive income	9.9

Total AWI equity	627.6

Total capitalization	$637.6

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF

ARMSTRONG FLOORING, INC.

The following table presents AFI’s selected historical combined financial data. The selected historical combined financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 are derived from audited information and for the year ended December 31, 2012 is derived from unaudited information contained in AFI’s annual Combined Financial Statements included elsewhere in this information statement. The selected historical combined financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 are derived from AFI’s unaudited interim Condensed Combined Financial Statements included elsewhere in this information statement. The selected historical combined financial data as of December 31, 2012 and 2011 are derived from AFI’s Unaudited Combined Financial Statements that are not included in this information statement. The selected historical combined financial data for the fiscal year ended December 31, 2011 is derived from AFI’s Unaudited Combined Financial Statements that are not included in this information statement. In management’s opinion, the unaudited interim Condensed Combined Financial Statements as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 have been prepared on the same basis as the audited information in the annual Combined Financial Statements and include all adjustments, consisting only of normal recurring adjustments and allocations necessary for a fair presentation of the information for the periods presented.

The selected historical combined financial data include certain expenses of AWI that were allocated to AFI for certain corporate functions including information technology, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs AFI will incur as an independent, publicly-traded company. In addition, AFI’s historical financial information does not reflect changes that AFI expects to experience in the future as a result of AFI’s separation from AWI, including changes in AFI’s cost structure, personnel needs, tax structure, capital structure, financing and business operations. AFI’s Combined Financial Statements also do not reflect the assignment of certain assets and liabilities between AWI and AFI, nor do they reflect the anticipated transfer of the assets and liabilities of defined benefit pension plans sponsored by AWI that relate to AFI employees accruing benefits under such plans, as reflected under “Unaudited Pro Forma Combined Financial Data” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect AFI’s financial position, results of operations and cash flows in the future or what AFI’s financial position, results of operations and cash flows would have been had AFI been an independent, publicly-traded company during the periods presented.

For a better understanding, this section should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Data” and corresponding notes and the Audited Combined Financial Statements and corresponding notes and the Unaudited Combined Financial Statements and corresponding notes included elsewhere in this information statement.

	Six Months Ended June 30,		Years Ended December 31,
	2015 (Unaudited)	2014 (Unaudited)	2014	2013	2012 (Unaudited)	2011 (Unaudited)
(amounts in millions, except for per-share data)
Statement of operations data
Net sales	$586.0	$617.4	$1,220.4	$1,262.8	$1,209.8	$1,245.5
Operating income	11.2	12.8	10.8	40.6	83.6	60.6
Earnings from continuing operations	4.9	4.6	2.8	26.9	51.9	38.5

Balance sheet data (end of period)
Total assets	$881.8	$1,034.3	$825.2	$998.7	$960.4	$973.1
Long-term debt	10.0	10.0	10.0	10.0	10.0	10.0
Total AWI equity	627.6	574.3	575.4	558.0	542.9	562.4

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combined Financial Data of AFI consists of Unaudited Pro Forma Combined Statements of Operations for the six months ended June 30, 2015 and for the year ended December 31, 2014, and an Unaudited Pro Forma Combined Balance Sheet as of June 30, 2015 prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Unaudited Pro Forma Combined Financial Data reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Combined Financial Data” and the Combined Financial Statements and corresponding notes included elsewhere in this information statement.

The following Unaudited Pro Forma Combined Financial Data is subject to assumptions and adjustments described in the accompanying notes. AFI management believes these assumptions and adjustments are reasonable under the circumstances given the information available at this time. However, these adjustments are subject to change as AWI and AFI finalize the terms of the separation, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Combined Financial Data do not purport to represent what AFI’s financial position and results of operations actually would have been had the separation occurred on the dates indicated, or to project AFI’s financial performance for any future period following the separation.

The Unaudited Pro Forma Combined Financial Data does not reflect all of the costs of operating as a stand-alone company, including possible higher information technology, finance, legal, insurance, compliance, human resources and other similar expenses associated with operating as a stand-alone company. Other costs that management has determined to be factually supportable and recurring are included as pro forma adjustments.

The Unaudited Pro Forma Combined Statement of Operations for the fiscal year ended December 31, 2014 and the six months ended June 30, 2015 assumes the separation occurred on January 1, 2014, the first day of the last fiscal year. The Unaudited Pro Forma Combined Balance Sheet as of June 30, 2015 gives effect to the separation as if it had occurred on June 30, 2015, the latest balance sheet date. These Unaudited Pro Forma Combined Financial Data include adjustments to reflect the following:

•	the allocation to AFI, pursuant to the separation and distribution agreement, of all the assets and liabilities that comprise AFI’s business;

•	the expected transfer to AFI, upon completion of the separation, of certain assets and liabilities that were not included in AFI’s Audited Combined Financial Statements;

•	the inclusion of $[ ] million of debt at an interest rate of [ ]%;

•	the cash distribution of approximately $[ ] million to AFI; and

•	the assets and liabilities related to defined benefit pension and other postretirement plans that were not included in AFI’s Unaudited Combined Financial Statements.

Armstrong Flooring, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2014

(amounts in millions, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$1,220.4	$0.0		$0.0
Cost of goods sold	1,021.7	—		—

Gross profit	198.7	—		—
Selling, general and administrative expenses	177.1	—	(A)	—
Intangible asset impairments	10.8	—		—

Operating income	10.8	—		—
Interest expense	—	—	(B)	—
Other non-operating expense	5.3	—		—
Other non-operating (income)	(0.9)	—		—

Earnings from continuing operations before income taxes	6.4	—		—
Income tax expense	3.6	—	(C)	—

Earnings from continuing operations	$2.8	$0.0		$0.0

Earnings per share of common stock, continuing operations:
Basic (D), (E)				$0.0
Diluted (D), (F)				$0.0
Average number of common shares outstanding:
Basic (E)				—
Diluted (F)				—

See accompanying notes to unaudited pro forma combined financial statements beginning on page 47.

Armstrong Flooring, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2015

(amounts in millions, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$586.0	$0.0		$0.0
Cost of goods sold	478.1	—		—

Gross profit	107.9	—		—
Selling, general and administrative expenses	96.7	—	(A)	—

Operating income	11.2	—		—
Interest expense	—	—	(B)	—
Other non-operating expense	0.1	—		—
Other non-operating (income)	(0.2)	—		—

Earnings from continuing operations before income taxes	11.3	—		—
Income tax expense	6.4	—	(C)	—

Earnings from continuing operations	$4.9	$0.0		$0.0

Earnings per share of common stock, continuing operations:
Basic (D), (E)				$0.0
Diluted (D), (F)				$0.0
Average number of common shares outstanding:
Basic (E)				—
Diluted (F)				—

See accompanying notes to unaudited pro forma combined financial statements beginning on page 47.

Armstrong Flooring, Inc.

Unaudited Pro Forma Combined Balance Sheets

As of June 30, 2015

(amounts in millions, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	—	—	(G)	—
Accounts and notes receivable, net	$97.2
Inventories, net	239.9
Deferred income taxes	9.3		(A)
Prepaid expenses and other current assets	30.2		(A)

Total current assets	376.6	—		—

Property, plant, and equipment, less accumulated depreciation and amortization of $299.7	429.4		(A)
Intangible assets, net	42.4		(A)
Deferred income taxes	18.5		(A),(C),(I)
Income tax receivable	0.8		(C)
Cash surrender value of life insurance and other noncurrent assets	14.1		(A),(I)

Total assets	$881.8	—		—

Liabilities and AWI Equity
Current liabilities:
Current installments of long-term debt	—	—	(H)	—
Accounts payable and accrued expenses	$172.4		(A),(I)
Deferred income taxes	0.3		(A)

Total current liabilities	172.7	—		—
Long-term debt, less current installments	10.0		(H)
Postretirement benefit liabilities	2.9
Other long-term liabilities	12.8		(A),(I)
Noncurrent income taxes payable	55.8		(C)
Deferred income taxes	—		(A),(C),(I)

Total noncurrent liabilities	81.5	—		—
AWI equity:
Net AWI investment	617.7		(K)
Common stock, $0.01 par value per share, authorized 200 million shares; issued [ ] shares, outstanding [ ] shares at June 30, 2015 on a pro forma basis	—		(J)
Capital in excess of par value	—		(K)
Accumulated other comprehensive income	9.9		(I)

Total AWI equity	627.6	—		—

Total liabilities and AWI equity	$881.8	—		—

See accompanying notes to unaudited pro forma combined financial statements beginning on page 47.

Armstrong Flooring, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(A)	Reflects the impact of assets, liabilities and related expenses that AFI expects to assume from AWI that were not included in AFI’s historical combined financial statements. There may be additional assets, liabilities or related expenses transferred to AFI in the separation for which the transfer has not been finalized.

(B)	Reflects the estimated increase in interest expense and amortization of debt issuance costs in connection with debt AFI expects to assume at the time of separation as described in Note (H). The pro forma impact was primarily based on the issuance of $[ ] million of debt at a weighted average interest rate of [ ]%.

(C)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates. The effective tax rate of AFI could be different (either higher or lower) depending on activities subsequent to the separation. The impact of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in AFI’s historical consolidated balance sheet based on jurisdiction.

(D)	Pro forma basic and diluted net earnings attributable to common shares from continuing operations are based on earnings from continuing operations less earnings allocated to participating non-vested share awards granted to AFI employees. The number of participating non-vested share awards underlying AFI stock-based awards will not be determined until the distribution date or shortly thereafter. The impact of participating non-vested share awards assumed may not be indicative of the effect that will actually result from AFI participating non-vested share awards issued in connection with the adjustment of AWI participating non-vested share awards. For the purposes of preparing the unaudited pro forma earnings from continuing operations attributable to common shares, we believe an estimate based on applying the distribution ratio described in Note (E) below to the weighted-average AWI earnings from continuing operations attributable to common shares for the year ended and six months ended December 31, 2014 and June 30, 2015, respectively, provides a reasonable approximation of the earnings allocated to participating non-vested participating share awards.

(E)	Pro forma weighted-average common shares outstanding are based on the weighted-average number of AWI common shares outstanding for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively, given the expected distribution ratio of [ ] share(s) of AFI common stock for one share of AWI common stock.

(F)	Pro forma weighted average diluted common shares outstanding are based on the number of our pro forma basic shares outstanding as described in note (E) above, plus incremental shares assuming issuance of dilutive outstanding equity awards granted to AFI employees. The number of dilutive shares of common stock underlying AFI stock-based awards will not be determined until the distribution date or shortly thereafter. The dilutive impact of equity awards assumed may not be indicative of the effect that will actually result from AFI stock-based awards issued in connection with the adjustment of AWI stock-based awards. For the purposes of preparing the unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares, we believe an estimate based on applying the distribution ratio described in Note (E) above to the weighted-average AWI diluted shares outstanding for the year ended and six months ended December 31, 2014 and June 30, 2015, respectively, provides a reasonable approximation of the potential dilutive effect of the stock-based awards.

(G)	Primarily reflects cash proceeds from the issuance of $[ ] million of debt.

(H)	Reflects the issuance of $[ ] million of debt, net of $[ ] million of estimated debt issuance costs. The debt issuance costs are shown as a reduction of the outstanding long-term debt as of June 30, 2015, consistent with the prescribed treatment under Accounting Standards Update 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which will be adopted by AFI as discussed in Note 2 to the annual Combined Financial Statements.

Armstrong Flooring, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(I)	Eligible AFI employees participate in pension plans sponsored by AWI. Based on the analyses and recommendations provided by AWI’s actuaries and pension advisors, AWI currently anticipates that, in connection with the separation and distribution, the assets and liabilities of the defined benefit pension plans sponsored by AWI that relate to active AFI employees accruing benefits under the defined benefit pension plans sponsored by AWI will be transferred to a mirror pension plan to be adopted by AFI upon the separation. This adjustment includes a $[ ] million adjustment to defined benefit pension assets (liabilities), a $[ ] million adjustment to Accumulated other comprehensive (loss) and $[ ] million of related deferred tax assets (liabilities) as of June 30, 2015. These net benefit plan assets (liabilities) have been excluded from AFI’s historical Combined Balance Sheet. The benefit plan expenses associated with these obligations are included in AFI’s historical combined Statements of Operations based on an allocation methodology that consisted of a review of personnel by business unit and based on allocations of corporate personnel.

(J)	Reflects the pro forma recapitalization of AFI’s equity. As of the distribution date, AWI’s net investment in AFI will be exchanged to reflect the distribution of shares of AFI common stock to AWI shareholders at a distribution ratio of [ ] share(s) of AFI common stock for one share of AWI common stock. The distribution of common stock will be at a par value of $0.01 per share.

(K)	The elimination of AFI’s Net AWI investment and adjustments to capital in excess of par reflect the following:

Reclassification of Net AWI investment	$0.0
Establishment of cash and cash equivalents as described in Note (G)	—
Assumption of net assets and liabilities as described in Note (A)	—
Accrual for interest expense as described in Note (B)	—

Total Net AWI investment/Shareholders’ Equity	$0.0
AFI common stock described in Note (J)	—

Total Capital in excess of par value	$0.0

BUSINESS

AFI is a Delaware corporation incorporated in 2015. We are a leading global producer of flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings. We design, manufacture, source and sell resilient and wood flooring products in North America and the Pacific Rim.

On February 23, 2015, AWI, a Pennsylvania corporation incorporated in 1891, announced that its board of directors had unanimously approved a plan to separate AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment. The separation will be effected by allocating the assets and liabilities related primarily to the Resilient Flooring and Wood Flooring segments to AFI and then distributing the common stock of AFI to AWI’s shareholders. The separation and distribution will result in AWI and AFI becoming two independent, publicly-traded companies, with AFI owning and operating the Resilient Flooring and Wood Flooring segments and AWI continuing to own and operate the Building Products (Ceilings) segment.

Reportable Segments

We operate two business segments – Resilient Flooring and Wood Flooring.

Resilient Flooring — Our Resilient Flooring segment designs, manufactures, sources and sells a broad range of floor coverings primarily for homes and commercial and institutional buildings under various brands, including the Armstrong brand. Manufactured products in this segment include vinyl sheet, vinyl tile, and LVT flooring. In addition, our Resilient Flooring segment sources and sells laminate flooring products, vinyl tile products, LVT, vinyl sheet products, linoleum products, adhesives, and installation and maintenance materials and accessories. Resilient Flooring products are offered in a wide variety of types, designs, colors and installation options. We sell these products to independent wholesale flooring distributors, large home centers, retailers, contractors and to the manufactured homes industry, and secure specifications for these products through architects, designers, and end users. When market conditions and available capacity warrant, we also provide product on an OEM basis to other flooring companies.

Wood Flooring — Our Wood Flooring segment designs, manufactures, sources and sells wood flooring products for use in new residential construction and renovation, with some commercial applications in stores, restaurants and high-end offices, under the Armstrong and Bruce brands. The product offering includes pre-finished solid and engineered wood floors in various wood species, and related accessories. Virtually all of our Wood Flooring sales are in North America. Our Wood Flooring products are generally sold to independent wholesale flooring distributors, large home centers, retailers and flooring contractors, and specified by regional and national builders. When market conditions and available capacity warrant, we also provide product on an OEM basis to other flooring companies.

See Note 3 to the Unaudited Pro Forma Combined Financial Statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional financial information on our reportable segments.

Products and Markets

We are well positioned in the product categories and markets in which we operate – often holding a leadership or significant market share position. We compete in the wood and resilient flooring market in North America and the Pacific Rim. The majority of our sales are in North America, where we serve both commercial and residential markets. In the Pacific Rim, we are focused on the commercial markets only. Effectively, all of our Wood Flooring segment sales are in North America, as these products are focused on the residential market. The major markets in which we compete are:

North American Residential. Our Resilient Flooring and Wood Flooring segments sell products for use in single and multi-family housing. Homeowners, builders, and property management firms can choose from our innovative resilient and wood flooring products, for which we are North America’s largest provider, or from our laminate flooring products. We compete directly with other domestic and international suppliers of these products. Our flooring products also compete with carpet, stone and ceramic products, which we do not offer, however the designs and performance of our LVT products are resulting in additional penetration of other flooring segments.

Our products are used in new home construction and existing home renovation work. Industry analysts estimate that existing home renovation (also known as replacement / remodel) work represents approximately 75% of the total North American residential market opportunity. Key U.S. statistics that indicate market opportunity include existing home sales (a key indicator for renovation opportunity), housing starts, housing completions, home prices, interest rates and consumer confidence. We believe there is some longer-term correlation between these statistics and our revenue after reflecting a lag period of several months between a change in construction activity and our operating results. However, we believe that consumers’ preferences for product type, style, color, availability and affordability also significantly affect our revenue. Further, changes in inventory levels and/or product focus at national home centers and independent wholesale flooring distributors can significantly affect our revenue.

North American Commercial. Many of our products, primarily resilient flooring, are used in commercial and institutional buildings. Our revenue opportunities come from new construction as well as renovation of existing buildings. Industry analysts estimate that existing home renovation (also known as replacement / remodel) work represents approximately 75% of the total North American commercial market opportunity. Most of our revenue comes from four major segments of commercial building – education, healthcare, retail and office. We monitor U.S. construction starts and follow project activity. Our revenue from new construction can lag behind construction starts by as much as twenty-four months given that the installation of flooring typically occurs later in the construction process. We also monitor office vacancy rates, GDP and general employment levels, which can indicate movement in renovation and new construction opportunities. We believe that these statistics, taking into account the time-lag effect, provide a reasonable indication of our future revenue opportunity from commercial renovation and new construction. However, we believe that consumers’ preferences for product type, style, color, availability and affordability also significantly affect our revenue.

Outside of North America. We also serve commercial markets in the Pacific Rim region with over 80% of the sales in this region coming from Australia and China. The commercial segments we serve are similar to the North American market (office, education, retail, and healthcare), however there is a higher penetration of resilient flooring in the hospitality (retail) and office segments in China than we see in North America. For the countries where we have significant revenue, we monitor various national statistics (such as GDP) as well as construction data (starts and project-related information). Revenues come primarily from new construction and renovation work. In 2014, following a review of strategic alternatives, we decided to exit our European flooring business and cease further funding of our DLW subsidiary in Germany.

LVT Investment. LVT represents the fastest growing resilient flooring product segment. Through the utilization of advanced printing and embossing technology, LVT enables attractive designs emulating wood and stone visuals combined with the durability associated with vinyl tile products. In addition, LVT offers a wide variety of installation options for the professional and do-it-yourself installer, with an enhanced ease of installation when compared to other products such as wood or ceramic tile, and this can be seen with the growing popularity of floating LVT floors. The largest market for LVT is North America. Historically this market has been largely served by product manufactured in the Pacific Rim. We are nearing completion of construction of an expansion to our Lancaster, Pennsylvania plant to add LVT manufacturing capacity. Announced in 2013, this approximately $45 million investment allows us to locally serve the North American market, and leverage our manufacturing expertise to create a strong cost and quality position. This improved cost, quality and service model will allow us to grow share in this important category.

The following table provides an estimate of our segments’ 2014 net sales, by major markets.

(Estimated percentages of individual segment’s sales)
	North American Residential		North American Commercial		Outside of North America		Total
	New	Renovation	New	Renovation	New	Renovation
Resilient Flooring	5%	40%	5%	35%	10%	5%	100%
Wood Flooring	35%	65%	—	—	—	—	100%

Management has used estimates in creating the table above because the end-use of our products is not easily determinable.

Customers

We use our reputation, capabilities, service and brand recognition to develop long-standing relationships with our customers. We principally sell products through independent wholesale flooring distributors, who re-sell our products to retailers, builders, contractors, installers and others. In the commercial sector, we also have important relationships with subcontractors’ alliances, large architect and design firms, and major facility owners in our focus segments. In the North American retail channel, which sells to end-users in the residential and light commercial segments, we have important relationships with national home centers such as The Home Depot, Inc. and Lowe’s Companies, Inc. In the North American residential sector, we also have important relationships with major home builders and retail buying groups. Additionally, when market conditions and available capacity warrant, we also provide product on an OEM basis to other flooring companies.

Approximately 55% of our consolidated net sales are to distributors. Sales to large home centers account for approximately 25% of our consolidated sales. Our remaining sales are to contractors and retailers.

The Home Depot, Inc. and Lowe’s Companies, Inc. each accounted for 10% or more of our total consolidated net sales during each of the last three years.

Working Capital

We produce goods for inventory and sell on credit to our customers. Generally, our distributors carry inventory as needed to meet local or rapid delivery requirements. We sell the vast majority of our products to select, pre-approved customers using customary trade terms that allow for payment in the future. These practices are typical within the industry. Our wood flooring business generally purchases green lumber which is held in inventory during the drying process for approximately 3 months.

Competition

We face strong competition in all of our businesses. Principal attributes of competition include product performance, product styling, service and price. Competition in North America comes from both domestic and international manufacturers. Additionally, some of our products compete with alternative products or finishing solutions. Our resilient, laminate and wood flooring products compete with carpet, stone and ceramic products. There is excess industry capacity for certain products in some geographies, which tends to increase price competition. The following companies are our primary competitors:

Beaulieu International Group, N.V., Boa-Franc, Inc., Congoleum Corporation, Forbo Holding AG, Gerflor Group, IVC Group, Krono Holding AG, Lauzon Ltd, LG Floors, Mannington Mills, Inc., Mercier Wood Flooring, Inc., Metroflor Corporation, Mirage Hardwood Floors (a division of Boa-Franc Inc.), Mohawk Industries, Inc., Mullican Flooring, L.P., Nora Systems GmbH, Pfleiderer AG, Shaw Industries, Inc., Somerset Hardwood Flooring, Tarkett AG and US Floors, Inc.

Raw Materials

We purchase raw materials from numerous suppliers worldwide in the ordinary course of business. The principal raw materials used in each business include the following:

Business	Principal Raw Materials
Resilient Flooring	PVC resins and films, plasticizers, backings, limestone, pigments, inks and stabilizers

Wood Flooring	Hardwood lumber, veneer, coatings and stains

We also purchase significant amounts of packaging materials and consume substantial amounts of energy, such as electricity and natural gas, and water.

In general, adequate supplies of raw materials are available to all of our businesses. However, availability can change for a number of reasons, including environmental conditions, laws and regulations, shifts in demand by other industries competing for the same materials, transportation disruptions and/or business decisions made by, or events that affect, our suppliers. There is no assurance that these raw materials will remain in adequate supply to us.

Prices for certain high usage raw materials can fluctuate dramatically. Cost increases for these materials can have a significant adverse impact on our manufacturing costs. Given the competitiveness of our markets, we may not be able to recover the increased manufacturing costs through increasing selling prices to our customers.

Sourced Products

Some of the products that we sell are sourced from third parties. Our primary sourced products include various laminate, wood, vinyl sheet, and LVT products and installation-related products, as well as accessories for some of our manufactured products. We purchase some of our sourced products from suppliers that are located outside of the U.S., primarily from the Pacific Rim and Europe. Sales of sourced products represented approximately 20% of our total consolidated revenue in each of 2014, 2013, and 2012.

In general, we believe we have adequate supplies of sourced products. However, we cannot guarantee that the supply will remain adequate.

Seasonality

Generally, our resilient and wood flooring sales in North America tend to be stronger in the second and third quarters of our fiscal year due to more favorable weather conditions, customer business cycles and education renovations typical during the summer months. We see similar patterns with respect to our sales in the Pacific Rim, though the timing of the Chinese New Year can affect buying behaviors.

Patent and Intellectual Property Rights

Patent protection is important to our business. Our competitive position has been enhanced by U.S. and foreign patents on products and processes developed or perfected within AFI or (prior to our separation from AWI) or obtained through acquisitions and licenses. In addition, we benefit from our trade secrets for certain products and processes.

Patent protection extends for varying periods according to the date of patent filing or grant and the legal term of a patent in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies. Although we consider that, in the aggregate, our patents, licenses and trade secrets constitute a valuable asset of material importance to our business, we do not regard any of our businesses as being materially dependent upon any single patent or trade secret, or any group of related patents or trade secrets.

We will own or have a license to use certain trademarks including, without limitation, LOGO, Armstrong®, Alterna™, American Scrape®, BBT®, BioBased Tile®, Bruce®, Dundee®, Excelon®, Imperial®, Initiator™, Laurel™, Lock&Fold®, Luxe Plank®, Manchester®, Medintech®, Memories™, Natural Creations®, Plano™, Stonetex®, Station Square™, StrataMax®, and Timberline®, which are important to our business because of their significant brand name recognition. Trademark protection continues in some countries as long as the mark is used, and continues in other countries as long as the mark is registered. Registrations are generally for fixed, but renewable, terms.

We review the carrying value of trademarks annually for potential impairment. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates” for further information.

Employees

As of June 30, 2015, we had approximately 3,700 full-time and part-time employees worldwide. Approximately 46% of our 2,500 production and maintenance employees in the U.S. are represented by labor unions. Outside the U.S., most of our production employees are covered by either industry-sponsored and/or state-sponsored collective bargaining mechanisms. We believe that our relations with our employees are satisfactory.

Research and Development

Research and development (“R&D”) activities are important and necessary in helping us improve our products’ competitiveness. Principal R&D functions include the development and improvement of products and manufacturing processes. We spent $10.8 million in 2014, $10.4 million in 2013 and $10.3 million in 2012 on R&D activities worldwide.

Sustainability and Environmental Matters

The adoption of environmentally responsible building codes and standards such as the Leadership in Energy and Environmental Design, or LEED, rating system established by the U.S. Green Building Council, has the potential to increase demand for products, systems and services that contribute to building sustainable spaces. Many of our products meet the requirements for the award of LEED credits, and we are continuing to develop new products, systems and services to address market demand for products that enable construction of buildings that require fewer natural resources to build, operate and maintain. Our competitors also have developed and introduced to the market products with an increased focus on sustainability.

We expect that there will be increased demand over time for products, systems and services that meet evolving regulatory and customer sustainability standards and preferences and decreased demand for products that produce significant greenhouse gas emissions. We also believe that our ability to continue to provide these products, systems and services to our customers will be necessary to maintain our competitive position in the marketplace. We are committed to complying with all environmental laws and regulations that are applicable to our operations.

Legal and Regulatory Proceedings

AFI’s manufacturing and research facilities are affected by various federal, state and local requirements relating to the discharge of materials and the protection of the environment. We make expenditures necessary for compliance with applicable environmental requirements at each of our operating facilities. These regulatory requirements continually change, therefore we cannot predict with certainty future expenditures associated with compliance with environmental requirements.

Regulatory activities of particular importance to our operations include proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and state or international Superfund and similar type environmental laws governing several domestically and internationally owned, formerly owned and non-owned locations allegedly resulting from past industrial activity. In a few cases, we are one of several potentially responsible parties and have agreed to jointly fund the required investigation and remediation, while preserving our defenses to the liability.

We may also have rights of contribution or reimbursement from other parties or coverage under applicable insurance policies. Most of our manufacturing and certain of our research facilities are affected by various federal, state and local environmental requirements relating to the discharge of materials or the protection of the environment. We make expenditures necessary for compliance with applicable environmental requirements at each of our operating facilities.

We are involved in various lawsuits, claims, investigations and other legal matters from time to time that arise in the ordinary course of conducting business, including matters involving our products, intellectual property, relationships with suppliers, distributors, relationships with competitors, employees and other matters. While complete assurance cannot be given to the outcome of these proceedings, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, liquidity or results of operations.

We have not experienced a material adverse effect upon our capital expenditures or competitive position as a result of environmental control legislation and regulations. There were no material liabilities recorded at December 31, 2014 and December 31, 2013, respectively, for potential environmental liabilities, on a global basis, that we consider probable and for which a reasonable estimate of the probable liability could be made. See Note 26 to the Combined Financial Statements and “Risk Factors – Risk Related to AFI’s Business”, for information regarding the possible effects that compliance with environmental laws and regulations may have on our businesses and operating results.

Website

We will maintain a website at http://www.[                    ].com. Information contained on our website is not incorporated into this document. Reference in this Form 10 to our website is an inactive text reference only. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports and other information about us are available free of charge through this website as soon as reasonably practicable after the reports are electronically filed with the SEC. These materials are also available from the SEC’s website at www.sec.gov.

PROPERTIES

Our world headquarters will be in Lancaster, Pennsylvania. Under the terms of the separation and distribution agreement that we expect to enter into with AWI in connection with the consummation of the separation and distribution, AWI will retain ownership of the 100-acre, multi-building campus comprising the site of AWI’s current corporate headquarters, most of its operational headquarters, its U.S. R&D operations and marketing, and its customer service headquarters. We expect to enter into an office lease agreement with AWI under which we will lease certain portions of the current headquarters as our corporate headquarters. See “The Separation and Distribution” and “Certain Relationships and Related Party Transactions” for a discussion of the terms of the separation and distribution agreement and the office lease agreement.

We will produce and market our flooring products and services throughout the world, operating 17 manufacturing plants in three countries. One of our plants is leased and the remaining 16 are owned. We operate 14 plants located throughout the United States.

Business Segment	Number of Plants	Location of Principal Facilities
Resilient Flooring	9	U.S. (California, Illinois, Mississippi, Oklahoma, and Pennsylvania), Australia and China

Wood Flooring	8	U.S. (Arkansas, Kentucky, Mississippi, Missouri, Pennsylvania, Tennessee and West Virginia)

Our sales and administrative offices are leased and/or owned worldwide, and leased facilities are utilized to supplement our owned warehousing facilities.

Production capacity and the extent of utilization of our facilities are difficult to quantify with certainty. In any one facility, utilization of our capacity varies periodically depending upon demand for the product that is being manufactured. We believe our facilities are adequate and suitable to support the business. Additional incremental investments in plant facilities are made as appropriate to balance capacity with anticipated demand, improve quality and service, and reduce costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited combined financial statements and corresponding notes, the unaudited interim condensed combined financial statements and corresponding notes, and the unaudited pro forma combined financial statements and corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation and Distribution

On February 23, 2015, AWI, a Pennsylvania corporation incorporated in 1891, announced that its board of directors had unanimously approved a plan to separate AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment. The separation will be effected by allocating the assets and liabilities related primarily to the Resilient Flooring and Wood Flooring segments to AFI and then distributing the common stock of AFI to AWI’s shareholders. The separation and distribution will result in AWI and AFI becoming two independent, publicly-traded companies, with AFI owning and operating the Resilient Flooring and Wood Flooring segments and AWI continuing to own and operate the Building Products (Ceilings) segment.

Overview

We are a leading global producer of flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings. We design, manufacture, source and sell resilient and wood flooring products in North America and the Pacific Rim.

On December 4, 2014, AWI’s board of directors approved the cessation of funding to its former DLW subsidiary, which was our former European resilient flooring business. This decision followed a comprehensive evaluation of the strategic alternatives for the business. As a result of this decision, DLW management concluded that its operations could not be financed and sustained without funding from AWI and filed for insolvency in Germany on December 11, 2014. See Note 4 to the annual Combined Financial Statements and Note 3 to the quarterly Condensed Combined Financial Statements for more information.

As of June 30, 2015 and December 31, 2014, we operated 17 manufacturing plants in three countries, including 14 plants located throughout the U.S.

We report our financial results through two segments: Resilient Flooring and Wood Flooring. See “Results of Operations” and “Reportable Segment Results” for additional financial information on our combined company and our segments.

Factors Affecting Revenues

For information on our segments’ 2014 net sales by geography, see Note 3 to the annual Combined Financial Statements included in this information statement.

Markets. We compete in building material markets in North America and the Pacific Rim, with over 90% of our sales in North America. We closely monitor publicly available macroeconomic trends that provide insight to commercial and residential market activity, including GDP, the Architecture Billings Index and the Consumer

Confidence Index. In addition, we noted several factors and trends within our markets that directly affected our business performance during 2014, including:

Americas

We noted softness in commercial markets, particularly healthcare and, to a lesser extent, education, as public spending remained constrained. In addition, we saw some softening in retail markets. These trends impacted our resilient flooring business, as a significant portion of our commercial sales in Resilient Flooring originate from the healthcare and education markets.

Residential markets softened as builder activity grew, but at a slower rate than in the prior year and renovation activity remained constrained. Softer market conditions drove consumers to trade down to lower value products and led to more aggressive pricing actions by competitors, resulting in pressure on mix and price. These trends, as well as accelerating share shifts within product categories and excess industry capacity, impacted our wood and resilient flooring businesses.

Pacific Rim

Commercial markets for our Resilient Flooring businesses grew in China but declined in Australia.

Pricing Initiatives. We periodically modify prices in each of our business segments due to changes in costs for raw materials and energy, market conditions and the competitive environment. In certain cases, realized price increases are less than the announced increases because of competitive reactions and changing market conditions. We estimate that pricing actions increased our 2014 combined net sales by approximately $31 million, compared to 2013.

We announced price increases on select resilient products in the Americas effective in the first quarter of 2015. We may implement additional pricing actions based upon future movements in raw material costs or foreign currency valuations.

Mix. Each of our businesses offers a wide assortment of products that are differentiated by style, design and performance attributes. Pricing and margins for products within the assortment vary. Changes in the relative quantity of products purchased at the different price points can impact year-to-year comparisons of net sales and operating income. We estimate that mix improvements increased our 2014 combined net sales by approximately $29 million, compared to 2013.

Factors Affecting Operating Costs

Operating Expenses. Our operating expenses are comprised of direct production costs (principally raw materials, labor and energy), manufacturing overhead costs, freight, costs to purchase sourced products and selling, general and administrative (“SG&A”) expenses.

Our largest individual raw material expenditures include lumber and veneers, PVC resins and plasticizers. Fluctuations in the prices of these inputs are generally beyond our control and have a direct impact on our financial results. In 2014, the costs for raw materials, sourced products and energy negatively impacted operating income by approximately $34 million, compared to 2013.

During 2014, we incurred approximately $15 million of charges associated with the closure of our Thomastown, Australia resilient flooring plant and the closure of our Kunshan, China engineered wood flooring plant. Production activity for both plants was shifted to our existing facilities in the United States.

We continue to evaluate the efficiency of our manufacturing footprint and may take additional actions in support of our cost and standardization initiatives. The charges associated with any additional cost reduction initiatives could include severance and related termination benefits, fixed asset write-downs, asset impairments and accelerated depreciation and may be material to our financial statements.

Intangible Asset Impairment. In the fourth quarter of 2014 we recorded a non-cash impairment charge of $10.0 million to reduce the carrying value of our Bruce trademark to its estimated fair value based on the results of our annual impairment test. The estimated fair value was negatively impacted by competitive conditions in the U.S. residential housing market resulting in lower projected profitability.

See also “Results of Operations” for further discussion of other significant items affecting operating costs.

Employees

As of June 30, 2015, we had approximately 3,700 full-time and part-time employees worldwide, compared to approximately 3,900 employees as of June 30, 2014. As of December 31, 2014, we had approximately 3,600 full-time and part-time employees worldwide, compared to approximately 4,000 employees as of December 31, 2013. The decreases in employees from 2013 to 2014 related to reductions in staff at three of our U.S. wood flooring plants, along with the closing of our Thomastown, Australia and Kunshan, China flooring plants.

During 2014, we negotiated collective bargaining agreements covering approximately 700 employees at three U.S. plants. No collective bargaining agreements expire during 2015.

Critical Accounting Estimates

In preparing our combined financial statements in accordance with U.S. GAAP, we are required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an on-going basis, using relevant internal and external information. We believe that our estimates and assumptions are reasonable. However, actual results may differ from what was estimated and could have a significant impact on the financial statements.

We have identified the following as our critical accounting estimates.

U.S. Pension Credit and Postretirement Benefit Costs – Certain of our North American employees participate in defined benefit pension and postretirement benefit plans (the “Shared Plans”) sponsored by AWI. We did not record an asset or liability to recognize the funded status of the Shared Plans as we do not sponsor these Shared Plans and have no rights or obligations related to the Shared Plans’ assets or liabilities. Our Combined Statements of Operations include expense allocations for these Shared Plans based on a review of personnel by business unit and based on allocations of corporate personnel. The related pension and other postretirement expenses attributed to the Shared Plans were recorded based primarily on the projected benefit obligation of active and inactive participants. We consider the expense allocation methodology to be reasonable for all periods presented. These expenses were funded through intercompany transactions with AWI that are reflected within the Net AWI investment on the Combined Balance Sheets.

Based on the analyses and recommendations provided by AWI’s actuaries and pension advisors, AWI currently anticipates that, in connection with the separation and distribution, the assets and liabilities of the defined benefit pension Shared Plans that relate to active AFI employees accruing benefits under the defined benefit pension Shared Plans will be transferred to a mirror pension plan to be adopted by AFI upon the separation.

The Shared Plan defined benefit pension and postretirement benefit costs allocated to us are developed by AWI from actuarial valuations. These valuations are calculated using a number of assumptions, including the discount rate, the expected long-term return on plan assets and the estimated inflation in health care costs. These assumptions are generally updated annually.

The discount rate is used to determine the defined benefit pension and postretirement benefit plan liabilities and to determine the interest cost component of net periodic pension and postretirement cost. AWI’s management utilized the Aon Hewitt AA only above median yield curve, which is a hypothetical AA yield curve comprised of a series of annualized individual discount rates, as the primary basis for determining the discount rate.

AWI sponsors two U.S. defined benefit pension Shared Plans, a qualified funded Shared Plan and a nonqualified unfunded Shared Plan. For the qualified funded plan, the expected long-term return on plan assets represents a long-term view of the future estimated investment return on plan assets. This estimate is determined based on the target allocation of plan assets among asset classes and input from investment professionals on the expected performance of the asset classes over 10 to 30 years. Historical asset returns are monitored and considered when AWI develops its expected long-term return on plan assets. An incremental component is added for the expected return from active management based on historical information obtained from the plan’s investment consultants.

The estimated inflation in health care costs represents a 5-10 year view of the expected inflation in AWI’s postretirement health care costs.

Certain of our U.S. employees participate in a postretirement benefit plan sponsored by us (the “AFI Postretirement Plan”). As such, we have recorded a liability of $3.1 million as of December 31, 2014 to recognize the funded status of the AFI Postretirement Plan. See Note 15 to the annual Combined Financial Statements for disclosures on pension and postretirement benefits.

Actual results that differ from various pension and postretirement plan estimates are captured as actuarial gains/losses. When certain thresholds are met, the gains and losses are amortized into future earnings over the expected remaining service period of plan participants. Changes in assumptions could have significant effects on earnings in future years.

Impairments of Long-Lived Tangible and Intangible Assets – Our indefinite-lived intangibles are primarily trademarks and brand names, with Bruce representing our primary trademark, all of which are integral to our corporate identity and expected to contribute indefinitely to our corporate cash flows. Accordingly, they have been assigned an indefinite life. We conduct our annual impairment test for non-amortizable intangible assets during the fourth quarter, although we conduct interim impairment tests if events or circumstances indicate potential impairment. We conduct impairment tests for tangible assets and amortizable intangible assets when indicators of impairment exist, such as operating losses and/or negative cash flows. If an indication of impairment exists, we compare the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the assets. The estimate of an asset group’s fair value is based on discounted future cash flows expected to be generated by the asset group, or based on management’s estimated exit price assuming the assets could be sold in an orderly transaction between market participants or estimated salvage value if no sale is assumed. If the fair value is less than the carrying value of the asset group, we record an impairment charge equal to the difference between the fair value and carrying value of the asset group.

The principal assumption utilized in our impairment tests for definite-lived intangible assets is operating profit adjusted for depreciation and amortization. The principal assumptions utilized in our impairment tests for indefinite-lived intangible assets include revenue growth rate, discount rate and royalty rate. Revenue growth rate and operating profit assumptions are derived from those utilized in our operating plan and strategic planning processes. The discount rate assumption is calculated based upon an estimated weighted average cost of equity which reflects the overall level of inherent risk and the rate of return a market participant would expect to achieve. Methodologies used for valuing our intangible assets did not change from prior periods.

The cash flow estimates used in applying our impairment tests are based on management’s analysis of information available at the time of the impairment test. Actual cash flows lower than the estimate could lead to significant future impairments. If subsequent testing indicates that fair values have declined, the carrying values would be reduced and our future statements of income would be affected.

During the fourth quarter of 2014, we recorded a non-cash impairment charge of $10.0 million to reduce the carrying amount of our Bruce trademark to its estimated fair value based on the results of our annual impairment test. The fair value was negatively affected by lower expected sales and profits due to the competitive environment in the U.S. residential housing market. The remaining carrying value of the Wood Flooring trademarks at December 31, 2014 was $31.9 million. Continued competitive pressure beyond our expectations could lead to future material impairments of the Wood Flooring intangible assets.

There were no impairment charges in 2013 or 2012 related to intangible assets.

During the third quarter of 2014, we recorded an impairment charge of $11.9 million on the tangible assets of the European resilient flooring business as a result of disappointing operating results. This charge is reflected within Discontinued Operations as we deconsolidated the business in the fourth quarter of 2014. See Note 4 to the annual Combined Financial Statements for further information.

During the second quarter of 2014, we decided to close our resilient flooring plant in Thomastown, Australia and our engineered wood flooring plant in Kunshan, China. During 2014, we recorded $2.2 million in cost of goods sold for accelerated depreciation due to the closure of the Thomastown, Australia plant. We sold the Thomastown, Australia facility in January 2015. During 2014, we also recorded $4.0 million in cost of goods sold for accelerated depreciation due to the closure of the Kunshan, China plant.

During 2014, we also made the decision to dispose of certain idle equipment at five of our wood flooring manufacturing facilities and as a result we recorded a $4.4 million impairment charge in cost of goods sold.

During the fourth quarter of 2012, we made the decision to permanently close a previously idled engineered wood flooring production facility in Statesville, North Carolina. As a result, we recorded accelerated depreciation of $0.6 million for machinery and equipment and a $0.6 million impairment charge for the buildings in cost of goods sold. The fair values were determined by management estimates and an independent valuation based on information available at that time (considered Level 2 inputs in the fair value hierarchy). We sold the Statesville, North Carolina facility in January 2015.

We cannot predict the occurrence of certain events that might lead to material impairment charges in the future. Such events may include, but are not limited to, the impact of economic environments, particularly related to the commercial and residential construction industries, material adverse changes in relationships with significant customers, or strategic decisions made in response to economic and competitive conditions.

See Notes 3 and 9 to the annual Combined Financial Statements for further information.

Income Taxes – Income taxes as presented herein attribute current and deferred income taxes of AWI to the AFI stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by Accounting Standards Codification (“ASC”) Topic 740: Incomes Taxes (“ASC 740”), issued by the Financial Accounting Standards Board (“FASB”). Accordingly, the AFI income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the consolidated financial statements of AWI may not be included in the separate annual and interim Combined Financial Statements of AFI. Similarly, the tax treatment of certain items reflected in the separate annual and interim Combined Financial Statements of AFI may not be reflected in the consolidated financial statements and tax returns of AWI; therefore, such items as net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone financial statements that may or may not exist in AWI’s consolidated financial statements. Similarly such items as net operating losses, credit carryforwards, and valuation allowance may or may not exist in AFI’s combined financial statements and tax returns.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of AFI’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. It is AFI’s policy to include accrued interest related to unrecognized tax benefits and penalties in the provision for income tax income tax expense net of tax benefits.

In July 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-11 “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” which is part of ASC 740. The guidance requires an entity to present an unrecognized tax benefit and a net operating loss carryforward, a similar tax loss, or a tax credit carryforward on a net basis as part of a deferred tax asset, unless the unrecognized tax benefit is not available to reduce the deferred tax asset component or would not be utilized for that purpose, then a liability would be recognized. The guidance was applied prospectively and was effective for us beginning January 1, 2014. As a result of adopting this guidance, we recorded a reduction to noncurrent income taxes payable and a corresponding increase to noncurrent deferred tax liabilities of $29.7 million. There was no impact on results of operations or cash flows as a result of the adoption of this guidance.

The breadth of AFI’s operations and the global complexity of tax regulations require assessment of uncertainties and judgments in estimating the taxes that AFI will ultimately pay. The final taxes paid are dependent on many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state, and international tax audits in the normal course of business.

Accounting Pronouncements Effective in Future Periods

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” which is part of ASC 205: Presentation of Financial Statements and ASC 360: Property, Plant and Equipment.” The amendments in this guidance change the requirements for reporting discontinued operations. Under the new guidance a disposal of a component of an entity or a group of components is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The guidance is effective prospectively for disposals that occur within annual periods beginning on or after December 15, 2014. We do not expect a material impact to our financial condition, results of operations or cash flows from the adoption of this guidance.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to a customer. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date” which defers the effective date for ASU 2014-09 by one year to January 1, 2018, however, public business entities would be permitted to adopt the standard as of the original effective date. We have not selected a transition method and are currently evaluating the impact this guidance will have on our financial condition, results of operations and cash flows.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” which is part of ASC 718: Compensation-Stock Compensation. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in the estimate of the grant-date fair value of the award. The guidance is effective for annual periods beginning after December 15, 2015. The guidance can be applied prospectively for all awards granted or modified after the effective date or retrospectively to all awards with performance targets outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We do not expect a material impact on our financial condition, results of operation or cash flows from the adoption of this guidance.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. The new guidance is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” which provides guidance to determine when a customer’s fees paid in a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for a cloud computing arrangement as a service contract. The new guidance is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” which requires inventory that is measured on a first-in, first-out or average cost basis to be measured at net realizable value, as opposed to the lower of cost or market. For inventory that is measured under the last-in, first-out basis or the retail recovery method, there is no change to current measurement requirements. This new guidance is effective for annual reporting periods beginning after December 15, 2016, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

Results of Operations

Unless otherwise indicated, net sales in these results of operations are reported based upon the location where the sale was made. Please refer to Note 2 to the interim Condensed Combined Financial Statements and Note 3 to the annual Combined Financial Statements for a reconciliation of segment operating income to combined earnings from continuing operations before income taxes and additional financial information related to discontinued operations.

Six-Month Ended June 30, 2015 Compared to 2014

Combined Results from Continuing Operations

(dollar amounts in millions)

	Six Months Ended June 30,		Change is (Unfavorable)
	2015	2014
Net sales:
Americas	$546.0	$576.6	(5.3)%
Pacific Rim	40.0	40.8	(2.0)%

Total combined net sales	$586.0	$617.4	(5.1)%
Operating income	$11.2	$12.8	(12.5)%

Excluding the unfavorable impact of foreign exchange of $7 million, combined net sales for the first six months of 2015 decreased driven by lower volumes of $25 million which were only partially offset by favorable price and mix of $1 million.

Net sales in the Americas decreased during the first six months of 2015 due to volume declines in the wood business and unfavorable price, which was only partially offset by improvements in mix. Also, net sales were unfavorably impacted by foreign exchange of $5 million for the first six months of 2015.

Excluding the unfavorable impact of foreign exchange of $2 million, net sales in the Pacific Rim increased in the first six months of 2015 as volume and price improved, but mix was unfavorable compared to the prior year.

Cost of goods sold in the first six months of 2015 was 81.6% of net sales, compared to 82.8% for the same period in 2014. The percentage decrease for the first six months of 2015 in comparison to the same period in 2014 was impacted by reductions in input costs, primarily lumber, PVC resins and plasticizers and lower sales volumes.

SG&A expenses in the first six months of 2015 were $96.7 million, or 16.5% of net sales, compared to $92.9 million, or 15.0% of net sales, for the same period in 2014. The increase in the first six months of 2015 was primarily due to promotional spending to support go-to-market initiatives in the Americas.

Income tax expense was $6.4 million for the first six months of 2015 compared to $5.9 million in the first six months of 2014. The effective tax rate for the first six months of 2015 was 56.6% as compared to a rate of 56.2% for the same period of 2014.

Total other comprehensive income (“OCI”) was a $3.8 million loss for the first six months of 2015 compared to income of $2.9 million for the first six months of 2014. Foreign currency translation adjustments represent the change in the U.S. dollar value of assets and liabilities denominated in foreign currencies. Amounts in the first six months of 2015 were driven by changes in the exchange rates of the Canadian dollar, the Chinese renminbi and the Australian dollar. Amounts in the first six months of 2014 were driven by changes in the exchange rates of the Australian dollar and the Chinese renminbi. Derivative gain/loss represents the mark to market value adjustments of our derivative assets and liabilities and the recognition of gains and losses previously deferred in OCI. The period changes are primarily due to mark to market changes related to our foreign exchange contracts for purchases.

Reportable Segment Results

Resilient Flooring

(dollar amounts in millions)

	Six Months Ended June 30,		Change is (Unfavorable)
	2015	2014
Net sales:
Americas	$316.7	$319.1	(0.8)%
Pacific Rim	40.0	40.8	(2.0)%

Total segment net sales	$356.7	$359.9	(0.9)%
Operating income	$15.3	$18.1	(15.5)%

The decrease in Resilient Flooring net sales in the first six months of 2015 was driven by the unfavorable impact from foreign exchange of $5 million as unfavorable price and mix of $6 million was more than offset by higher volumes of $7 million.

Net sales in the Americas decreased in the first six months of 2015 driven by the unfavorable impact from foreign exchange, price and mix, which were only partially offset by higher volumes.

Excluding the unfavorable impact of foreign exchange of $2 million, net sales in the Pacific Rim increased in the first six months of 2015 as volume and price improved but mix was unfavorable compared to the prior year.

The decrease in operating income in the first six months of 2015 was due to higher SG&A expense of $7 million and unfavorable price and mix on sales of $6 million. These decreases in operating income were partially offset by lower manufacturing and input costs of $5 million, the margin impact of higher volumes of $3 million and a gain of $2 million on the sale of the Thomastown, Australia resilient flooring plant that was closed during 2014 and sold during the first six months of 2015. The increase in SG&A expense when compared to the prior year period is related to promotional spending to support go-to-market initiatives in the Americas.

Wood Flooring

(dollar amounts in millions)

	Six Months Ended June 30,		Change is Favorable/ (Unfavorable)
	2015	2014
Total segment net sales	$229.3	$257.5	(11.0)%
Operating loss	($4.1)	($5.3)	22.6%

Net sales decreased in the first six months of 2015 as favorable price and mix of $7 million was more than offset by volume declines of $32 million. The volume declines for the first six months of 2015 were caused by market share shifts due to prior year price and mix optimization actions, engineered wood product availability challenges and inventory adjustments by home center customers.

The reduction in operating loss in the first six months of 2015 was due to the margin impact of lower volumes of $11 million which was only partially offset by lower manufacturing and input costs of $7 million and favorable price and mix of $3 million. The comparison was also impacted by $4 million of expense recorded in the second quarter of 2015 resulting from new duty rates related to previous imports of multilayered hardwood flooring from China. See Note 26 to the annual Combined Financial Statements for further information. The comparison was also impacted by $4 million of idle equipment impairment charges and $3 million of severance and other charges associated with the closure of our engineered wood flooring plant in Kunshan, China that were recorded in the second quarter of 2014.

2014 Compared to 2013

Combined Results from Continuing Operations

(dollar amounts in millions)

	2014	2013	Change is Favorable/ (Unfavorable)
Net sales:
Americas	$1,131.3	$1,178.4	(4.0)%
Pacific Rim	89.1	84.4	5.6%

Total combined net sales	$1,220.4	$1,262.8	(3.4)%
Operating income	$10.8	$40.6	(73.4)%

The decrease in combined net sales was impacted by the unfavorable impact of foreign exchange of approximately $9 million. Lower volumes of $93 million were only partially offset by $59 million of favorable price and mix.

The decrease in net sales in the Americas was driven by lower volumes, which were only partially offset by improvements in price and mix.

Excluding unfavorable foreign exchange impact of approximately $3 million, net sales in the Pacific Rim increased 9% as improvements in volumes were partially offset by unfavorable mix and price.

Cost of goods sold was 83.7% of net sales in 2014, compared to 83.5% in 2013. Compared to the prior year, lower manufacturing costs were more than offset by higher input costs. The comparison was impacted by approximately $15 million of charges in 2014 associated with the closure of our Thomastown, Australia resilient flooring plant and the closure of our Kunshan, China engineered wood flooring plant, and approximately $4 million of charges associated with cost reduction actions in the Resilient Flooring business in Australia in 2013.

SG&A expenses in 2014 were $177.1 million, or 14.5% of net sales, compared to $168.2 million, or 13.3% of net sales, in 2013. The increase was primarily due to higher promotional spending. See Reportable Segment Results for additional information.

Also impacting the decline in operating income was a $10 million non-cash impairment charge recorded in the fourth quarter of 2014 to reduce the carrying value of our Bruce trademark to its estimated fair value.

Income tax expense was $3.6 million and $14.1 million in 2014 and 2013, respectively. The effective tax rate for 2014 was 56.3% as compared to a rate of 34.4% for 2013. The effective tax rate for 2014 was higher than 2013 primarily due to higher unbenefited foreign operating losses, lower income in foreign subsidiaries with profits, and a reduction in research and development credits.

Total OCI was a $10.0 million loss for 2014 compared to a loss of $5.2 million for 2013. The amounts of foreign currency translation adjustments in 2014 were driven primarily by changes in the exchange rate of the Canadian dollar, the Australian dollar and the Chinese renminbi. In addition, during the fourth quarter of 2014, we recognized our remaining foreign currency exposure upon the deconsolidation of our European resilient flooring business in the fourth quarter of 2014. Amounts in 2013 were driven primarily by changes in the exchange rate of the Canadian dollar, the Chinese renminbi and the Australian dollar. The period changes in derivative gains/losses were primarily due to the mark to market changes related to our foreign exchange contracts for sales in 2014. Postretirement adjustments represent the amortization of actuarial gains related to our defined-benefit postretirement plan.

Reportable Segment Results

Resilient Flooring

(dollar amounts in millions)

	2014	2013	Change is Favorable/ (Unfavorable)
Net sales:
Americas	$623.2	$644.4	(3.3)%
Pacific Rim	89.1	84.4	5.6%

Total segment net sales	$712.3	$728.8	(2.3)%
Operating income	$39.0	$48.1	(18.9)%

The decline in Resilient Flooring net sales was driven by $23 million of lower volume and the unfavorable impact from foreign exchange of $7 million which more than offset favorable price and mix of $12 million.

Net sales in the Americas decreased as improvements in mix were unable to offset commercial and residential volume declines.

Net sales in the Pacific Rim increased as strong volume growth in China and India was partially offset by market driven sales declines in Australia.

Operating income declined primarily due to the margin impact of lower volumes of $9 million and higher SG&A expenses of $8 million driven by higher promotional and marketing expense. These negative impacts were only partially offset by lower manufacturing and input costs of $9 million as strong productivity more than offset higher input costs. The comparison was also impacted by approximately $6 million of charges in 2014 associated with the closure of our Thomastown, Australia resilient flooring plant and $4 million of charges in 2013 associated with cost reduction actions in Australia.

Wood Flooring

(dollar amounts in millions)

	2014	2013	Change is (Unfavorable)
Total segment net sales	$508.1	$534.0	(4.9)%
Operating loss	($28.2)	($7.5)	Unfavorable

The decrease in Wood Flooring net sales was driven primarily by lower volumes of $69 million which more than offset favorable price and mix of $47 million. Volume declines largely reflected sales lost to competition.

The decline in operating income was driven by approximately $9 million of charges primarily associated with the closure of our Kunshan, China plant, $4 million of idle equipment charges and a non-cash impairment charge of $10 million to reduce the carrying value of our Bruce trademark to its estimated fair value. Gross profit improved driven by the benefit of price and mix of $55 million which more than offset the impact of lower volumes of $27 million, higher SG&A expenses of $4 million and higher manufacturing and input costs of $23 million, as improvements in productivity were more than offset by higher lumber costs.

2013 Compared to 2012

Combined Results from Continuing Operations

(dollar amounts in millions)

	2013	2012	Change is Favorable/ (Unfavorable)
Net sales:
Americas	$1,178.4	$1,116.9	5.5%
Pacific Rim	84.4	92.9	(9.1)%

Total combined net sales	$1,262.8	$1,209.8	4.4%
Operating income	$40.6	$83.6	(51.4)%

The increase in combined net sales was driven by $66 million of higher volume and $19 million of favorable price and mix. Sales comparisons were also negatively impacted by unfavorable foreign exchange of $6 million and $26 million due to our sale of the Patriot wood flooring distribution business which occurred in the third quarter of 2012.

The increase in net sales in the Americas was the result of higher volumes and improvements in price which were driven predominantly by the wood business. Sales were negatively impacted by the sale of the Patriot wood flooring distribution business.

Excluding unfavorable foreign exchange impact of $3 million, net sales in the Pacific Rim decreased 6% driven by lower volumes and unfavorable mix.

Cost of goods sold was 83.5% of net sales in 2013, compared to 79.2% in 2012. The increase was primarily due to raw material inflation, particularly lumber, increased production costs in the wood flooring segment, and plant start-up costs associated with our investments in China. The comparison was impacted by $4 million associated with cost reduction actions in the Resilient Flooring business in Australia in 2013.

SG&A expenses in 2013 were $168.2 million, or 13.3% of net sales, compared to $167.5 million, or 13.8% of net sales, in 2012. See Reportable Segment Results for additional information.

Income tax expense was $14.1 million and $31.6 million in 2013 and 2012, respectively. The effective tax rate for 2013 was 34.4% as compared to a rate of 37.8% for 2012. The effective tax rate for 2013 was lower than 2012 primarily due to higher income in foreign subsidiaries with profits and higher research and development credits covering multiple years, partially offset by an increase in unbenefited foreign losses.

Total OCI was a $5.2 million loss for 2013 compared to a loss of $7.7 million for 2012. The amounts of foreign currency translation adjustments in 2013 were driven primarily by changes in the exchange rate of the Canadian dollar, the Chinese renminbi and the Australian dollar. Amounts in 2012 were driven primarily by changes in the exchange rate of the British pound and the Chinese renminbi. The period changes in derivative gains/losses were primarily due to the mark to market changes related to our foreign exchange contracts for purchases. Postretirement adjustments represent the amortization of actuarial gains related to our defined-benefit postretirement plan.

Reportable Segment Results

Resilient Flooring

(dollar amounts in millions)

	2013	2012	Change is (Unfavorable)
Net sales:
Americas	$644.4	$656.3	(1.8)%
Pacific Rim	84.4	92.9	(9.1)%

Total segment net sales	$728.8	$749.2	(2.7)%
Operating income	$48.1	$55.0	(12.5)%

The decline in Resilient Flooring net sales was primarily driven by $14 million of lower volume and $5 million of unfavorable foreign exchange.

Net sales in the Americas decreased as improvements in mix were unable to offset commercial and residential volume declines and unfavorable price.

Excluding unfavorable foreign exchange impact of $3 million, net sales in the Pacific Rim decreased 6% as market driven sales declines in Australia offset increased sales in China and India.

The decline in operating income was driven by the margin impact of lower volumes of $5 million and $4 million associated with cost reduction actions in Australia during 2013. A decline in SG&A expenses of $1 million and lower input and manufacturing costs of $2 million, driven by improvements in productivity that more than offset costs incurred to support investments in China, only partially offset the margin impact of lower volumes and cost reduction expenses.

Wood Flooring

(dollar amounts in millions)

	2013	2012	Change is Favorable / (Unfavorable)
Total segment net sales	$534.0	$460.6	15.9%
Operating loss	($7.5)	$28.6	Unfavorable

The increase in Wood Flooring net sales was driven primarily by higher volumes of $80 million, in addition to favorable price and mix of $20 million. The higher volumes were driven by strong demand from the home center channel and independent distributors. Sales were also negatively impacted by $26 million resulting from our sale of the Patriot wood flooring distribution business in the third quarter of 2012.

The decline in operating income was driven by higher manufacturing and input costs of $65 million and increased SG&A expenses of $2 million, which were only partially offset by the $26 million impact of higher volumes and $5 million impact of improved price and mix. Improvements in price more than offset the dilutive impact of mix driven by increased demand from the builder channel. Increases in manufacturing and input costs were driven by rising lumber costs and higher labor costs as we increased our workforce to respond to increased demand.

Financial Condition and Liquidity

Combined Cash Flows

(dollars in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
Net cash provided by (used for) operating activities	$15.0	($20.4)	$13.2	$57.3	$96.3
Net cash (used for) investing activities	(22.4)	(32.4)	(78.7)	(63.5)	(46.2)
Net cash provided by (used for) financing activities	7.4	22.8	42.6	18.9	(44.6)

Net (decrease) increase in cash and cash equivalents	—	(30.0)	(22.9)	12.7	5.5
Cash and cash equivalents at beginning of year	—	22.9	22.9	10.2	4.7

Cash and cash equivalents at end of year	—	(7.1)	—	22.9	10.2
Cash and cash equivalents at end of year of discontinued operations	—	(7.1)	—	22.9	10.2

Cash and cash equivalents at end of year of continuing operations	—	—	—	—	—

As AWI manages our cash and financing arrangements, all excess cash generated through earnings is deemed to be remitted to AWI and all sources of cash are deemed to be funded by AWI.

Operating activities

Operating activities in the first six months of 2015 provided $15.0 million of cash, compared to $20.4 million used in the first six months of 2014. The change was primarily due to changes in working capital, driven by decreased use of cash for accounts receivable and inventories.

Operating activities for 2014 provided $13.2 million of cash, compared to $57.3 million of cash in 2013. The change was primarily due to changes in working capital, driven by increased use of cash for accounts payable and accrued expenses due to timing of payments.

Operating activities for 2013 provided $57.3 million of cash, compared to $96.3 million of cash in 2012. The change was due to lower cash earnings in 2013.

Investing activities

Net cash used for investing activities was $22.4 million for the first six months of 2015, compared to $32.4 million for the first six months of 2014. The decrease in cash used was primarily due to lower purchases of property, plant and equipment.

Net cash used for investing activities was $78.7 million for 2014, compared to $63.5 million in 2013. This change was primarily due to increased purchases of property, plant and equipment, partially offset by increased proceeds from the sale of assets.

Net cash used for investing activities was $63.5 million for 2013, compared to $46.2 million in 2012. This change was primarily due to lower proceeds from divestitures and the sale of assets, partially offset by decreased purchases of property, plant and equipment.

Financing activities

Net cash provided by financing activities was $7.4 million for the first six months of 2015, compared to $22.8 million during the first six months of 2014. The cash changes discussed above resulted in less cash deemed to be funded by AWI in the first six months of 2015.

Net cash provided by financing activities was $42.6 million for 2014, compared to $18.9 million during 2013. The cash changes discussed above resulted in more cash deemed to be funded by AWI in 2014.

Net cash provided by financing activities was $18.9 million for 2013, compared to $44.6 million used during 2012. The cash changes discussed above resulted in cash deemed to be funded by AWI in 2013, but cash deemed to be remitted to AWI in 2012.

Liquidity

Our liquidity needs for operations vary throughout the year. Historically, the primary source of liquidity for our business is the cash flow provided by operations which has been transferred to AWI to support its overall cash management strategy. Deemed transfers of cash to or from AWI to support its overall cash management strategy have been reflected in Net AWI investment in our Combined Balance Sheets, Statements of Cash Flows and Statements of AWI Equity. Accordingly, we have no cash or cash equivalents on our Combined Balance Sheets as of June 30, 2015 or December 31, 2014.

As of December 31, 2014 our outstanding long-term debt of $10.0 million consisted of a variable rate, tax-exempt industrial development bond that financed the construction of a Wood Flooring plant in Somerset, Kentucky. The bond has a scheduled final maturity in 2025. This bond is remarketed by an agent on a regular basis at a market-clearing interest rate. Any portion of the bond that is not successfully remarketed by the agent is required to be repurchased. This bond is backed by letters of credit which will be drawn if a portion of the bond is not successfully remarketed. We have not had to repurchase any of the bonds.

As of June 30, 2015 and December 31, 2014, we had outstanding letters of credit totaling $10.9 million.

In July 2013, AWI’s board of directors approved the expansion of our Lancaster, PA resilient flooring plant to include the manufacture of LVT. Total spending for this project is currently projected to be approximately $50 million. Through June 30, 2015, we have incurred approximately $45 million related to this project, with the remaining spending to be incurred in 2015.

We believe that cash generated from operations, combined with continued support from AWI through the separation date, will be adequate to address our foreseeable liquidity needs based on current expectations of our business operations, capital expenditures and scheduled payments of debt obligations.

Off-Balance Sheet Arrangements

No disclosures are required pursuant to Item 303(a)(4) of Regulation S-K.

Contractual Obligations

As part of our normal operations, we enter into numerous contractual obligations that require specific payments during the term of the various agreements. The following table includes amounts ongoing under contractual obligations existing as of December 31, 2014. Only known payments that are dependent solely on the passage of time are included. Obligations under contracts that contain minimum payment amounts are shown at the minimum payment amount. Contracts that contain variable payment structures without minimum payments are excluded. Purchase orders that are entered into in the normal course of business are also excluded because they are generally cancelable and not legally binding. Amounts are presented below based upon the currently scheduled payment terms. Actual future payments may differ from the amounts presented below due to changes in payment terms or events affecting the payments.

(dollar amounts in millions)

	2015	2016	2017	2018	2019	Thereafter	Total
Long-term debt	—	—	—	—	—	$10.0	$10.0
Scheduled interest payments (1)	—	—	—	—	—	1.0	1.0
Operating lease obligations, net of sublease income (2)	$2.0	$1.2	$0.9	$0.6	$0.5	1.7	6.9
Unconditional purchase obligations (3)	10.3	8.7	1.2	—	—	—	20.2
Other obligations (4), (5)	0.6	—	—	—	—	—	0.6

Total contractual obligations	$12.9	$9.9	$2.1	$0.6	$0.5	$12.7	$38.7

(1)	For debt with variable interest rates, we projected future interest payments based on market-based interest rates.

(2)	Lease obligations include the minimum payments due under existing agreements with non-cancelable lease terms in excess of one year. Amounts include real estate and equipment lease obligations of AFI and certain shared lease obligations with AWI which have been charged to AFI based on usage or other allocation methods.

(3)	Unconditional purchase obligations include (a) purchase contracts whereby we must make guaranteed minimum payments of a specified amount regardless of how little material is actually purchased (“take or pay” contracts) and (b) service agreements. Unconditional purchase obligations exclude contracts entered into during the normal course of business that are non-cancelable and have fixed per unit fees, but where the monthly commitment varies based upon usage. Cellular phone contracts are an example. Amounts include unconditional purchase obligations of AFI and certain shared obligations with AWI which have been charged to AFI based on usage or other allocation methods.

(4)	Other obligations include payments under severance agreements.

(5)	Other obligations, does not include $76.1 million of liabilities under ASC 740. Due to the uncertainty relating to these positions, we are unable to reasonably estimate the ultimate amount or timing of the settlement of these issues. See Note 13 to the annual Combined Financial Statements included in this information statement for more information.

We are party to supply agreements, some of which require the purchase of inventory remaining at the supplier upon termination of the agreement. The last such agreement will expire in 2017. Had these agreements terminated at December 31, 2014, we would have been obligated to purchase approximately $3.8 million of inventory. Historically, due to production planning, we have not had to purchase material amounts of product at the end of similar contracts. Accordingly, no liability has been recorded for these guarantees.

Letters of credit are issued to third-party suppliers, insurance and financial institutions and typically can only be drawn upon in the event of our failure to pay our obligations to the beneficiary. This table summarizes the commitments we have available in the U.S. for use as of June 30, 2015 and December 31, 2014. Letters of credit are currently arranged through AWI’s Accounts Receivable Securitization Facility.

Other Commercial Commitments (dollar amounts in millions)	Total Amounts Committed	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years
Letters of credit	$10.9	$10.9	—	—	—

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to market risk from changes in foreign currency exchange rates that could impact our results of operations, cash flows and financial condition. AWI enters into derivative contracts, including contracts to hedge our foreign currency exchange rate exposures. Upon completion of the separation and distribution, we intend to enter into similar derivative contracts which mirror agreements presently entered into by AWI. Forward swap contracts are entered into for periods consistent with underlying exposure and do not constitute positions independent of those exposures. Derivative financial instruments are used as risk management tools and not for speculative trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage exposure to potential nonperformance on such instruments. Developments in the capital markets are regularly monitored.

Counterparty Risk

AWI only enters into derivative transactions with established counterparties having a credit rating of BBB or better. Counterparty credit default swap levels and credit ratings are monitored on a regular basis. All of AWI’s derivative transactions with counterparties are governed by master International Swap and Derivatives Association, Inc. agreements (“ISDAs”) with netting arrangements. These agreements can limit our exposure in situations where we have gain and loss positions outstanding with a single counterparty. AWI neither posts nor receives cash collateral with any counterparty for our derivative transactions. As of December 31, 2014 AWI had no cash collateral posted or received for any of our derivative transactions. These ISDAs do not contain any credit contingent features other than those contained in AWI’s bank credit facility. Exposure to individual counterparties is controlled, and thus the risk of counterparty default is negligible.

Exchange Rate Sensitivity

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. To a large extent, our global manufacturing and sales provide a natural hedge of foreign currency exchange rate movement. AWI enters into foreign currency forward exchange contracts to reduce its remaining exposure. At December 31, 2014, our major foreign currency exposures are to the Canadian dollar, the Chinese renminbi and the Australian dollar. A 10% strengthening of all currencies against the U.S. dollar compared to December 31, 2014 levels would decrease our 2015 earnings before income taxes by approximately $0.3 million, including the impact of current foreign currency forward exchange contracts.

The table below details our outstanding currency instruments as of December 31, 2014.

On balance sheet foreign exchange related derivatives (dollar amounts in millions)	Maturing in 2015	Maturing in 2016	Total
Notional amounts	$43.9	$9.5	$53.4
Assets at fair value, net	1.9	0.3	2.2

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of October 8, 2015 regarding the individuals who are expected to serve as AFI’s President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, and Senior Vice President and Chief Operating Officer. Additional executive officers are expected to be appointed prior to the separation. AFI will include information concerning those additional executive officers in an amendment to the registration statement of which this information statement forms a part. While some of AFI’s executive officers are currently officers and employees of AWI, after the distribution, none of the individuals will continue to be employees or executive officers of AWI.

Name	Age	Position
Donald R. Maier	50	President and Chief Executive Officer
John “Jay” W. Thompson	47	Senior Vice President and Chief Financial Officer
David S. Schulz	49	Senior Vice President and Chief Operating Officer

Mr. Donald R. Maier is expected to serve as the Chief Executive Officer of AFI. Since September 26, 2014, Mr. Maier has served as both the Division Chief Executive Officer and Executive Vice President of Armstrong Flooring Products. He joined AWI in January 2010, serving as Senior Vice President of Global Operations Excellence. Mr. Maier came to AWI from TPG Capital Advisors, the global buyout group of TPG Global, a global private investment firm (“TPG”). Prior to TPG, Mr. Maier held a steady progression of roles at Hillenbrand Industries, beginning in 1987, as a manufacturing and product engineer for the company’s subsidiary Batesville Casket Company before later moving from product development and marketing leadership roles to Vice President of Manufacturing and Operations. In 2002, he became Vice President of Strategy and Business Development, for a larger Hillenbrand subsidiary, Hill-Rom. In 2003, Mr. Maier became Vice President and General Manager of Hill Rom’s North America division before being named Senior Vice President in 2005. He holds a bachelor’s degree in Industrial Systems Engineering from The Ohio State University in Columbus, Ohio, and an MBA, with a concentration in Marketing, from Xavier University in Cincinnati, Ohio.

Mr. John “Jay” W. Thompson is expected to serve as the Chief Financial Officer of AFI. Mr. Thompson joined AWI on August 17, 2015 and presently serves as the Chief Financial Officer of Armstrong Flooring Products. Mr. Thompson came to AWI from TPG, where, from 2011 to 2014, he held various key senior finance positions for TPG, including Senior Director of TPG Global Finance, and for several of its portfolio companies, including: most recently, as Acting Chief Financial Officer of Chobani, an international Greek-yogurt manufacturer; Interim VP Finance at FleetPride, an aftermarket heavy-duty truck parts retailer and distributor; and Interim Chief Financial Officer at Nexeo Solutions, a global chemical distributor. Prior to joining TPG, Mr. Thompson held several senior finance positions for PepsiCo, Inc. from 2004 to 2011, including Senior Finance Director of PepsiCo, Inc.’s chilled direct-store delivery business for several of the company’s key beverage brands. Prior to joining PepsiCo, Mr. Thompson held key finance, consulting and tax positions at Bain & Company, Inc., Goldman Sachs & Co. and KPMG, respectively. He holds a bachelor’s degree in Economics and Management Studies and a master’s degree in Accountancy from Rice University in Houston, Texas, as well as a master’s degree in Business Administration from Harvard Business School in Boston, Massachusetts.

Mr. David S. Schulz is expected to serve as the Chief Operating Officer of AFI. Since November 16, 2013, Mr. Schulz has served as AWI’s Chief Financial Officer. He joined AWI in 2011 as Vice President, Finance for Armstrong Building Products. Mr. Schulz came to AWI from Procter & Gamble, a global manufacturer and provider of a wide variety of consumer goods (“P&G”), where he served as Chief Financial Officer of the Americas snacks division from 2009 to 2011, and, from 2008 to 2009, as the finance director of the coffee business unit of the J.M. Smucker Company following the merger of P&G’s Folgers Coffee Company with Smucker. Prior to joining P&G, Mr. Schulz was an officer in the United States Marine Corps. He holds a bachelor’s degree in Finance from Villanova University in Villanova, Pennsylvania, and a master’s degree in Management from the U.S. Naval Postgraduate School in Monterey, California.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth information as of October 8, 2015 regarding those persons who are expected to serve on AFI’s board of directors following the distribution. AFI is in the process of identifying the other persons who are expected to serve on AFI’s board of directors following the distribution and will include information concerning those persons in an amendment to the registration statement of which this information statement forms a part. All of the nominees will be presented to AFI’s sole stockholder, AWI, for election before the distribution.

Name	Age	Position
Larry S. McWilliams	58	Chairman

AFI’s board of directors will initially be divided into three classes, each comprised of [            ] directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which AFI expects to hold in [            ]. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of AFI stockholders, which AFI expects to hold in [            ], and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of AFI stockholders, which AFI expects to hold in [            ]. Upon the expiration of the initial term of each class of directors, the directors of such class will thereafter stand for election annually, such that, beginning with the annual meeting in [            ], AFI’s board of directors will no longer be divided into classes and each director will stand for election annually. AFI expects that Class I directors will be comprised of [            ]; Class II directors will be comprised of [            ]; and Class III directors will be comprised of [            ].

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Mr. Larry S. McWilliams, who has served as an Independent Director of AWI since July 2, 2010, is expected to serve as Chairman of the board of directors of AFI. Since 2010, Mr. McWilliams has also been a member of AWI’s audit and management development and compensation committees. Mr. McWilliams was previously the president and chief executive officer of Keystone Foods, a producer of proteins, from May 2011 to May 2012. From May 2005 to October 2010, he served as a senior vice president at Campbell Soup Company and subsequently became the president of Campbell International, responsible for all of Campbell Soup’s business in Europe, Latin America and Asia Pacific. Mr. McWilliams joined Campbell Soup in March 2001 as senior vice president—sales and chief customer officer, overseeing the company’s relationships with its global retail partners. In April 2003, he assumed the position of president—North America Soup. Mr. McWilliams was named senior vice president and president—Campbell USA in March 2004. Prior to Campbell Soup, Mr. McWilliams held positions at Coca-Cola from 1995 to 2001 and the Pillsbury Company from 1993 to 1995. Mr. McWilliams also serves on the boards of directors of Bob Evans Farms, a full-service restaurant company (since 2014), and Godiva Chocolatiers International, a privately held company (since 2012). Mr. McWilliams formerly served on the Board of Governors of St. Joseph’s University Food Marketing Council and the Grocery Manufacturers’ Association’s Industry Affairs Council. Mr. McWilliams offers our board senior executive leadership capabilities and experience, as well as extensive knowledge of sales, marketing, customer service relationships, international markets and distribution channels.

Director Independence

A majority of AFI’s board of directors will consist of directors who are not employees and are independent under all applicable legal and regulatory requirements, including the independence requirements of the New York Stock Exchange and the Corporate Governance Principles to be established by the board of directors. AFI will seek to have all of its non-management directors qualify as “independent” under these standards. AFI’s board of directors is expected to establish categorical standards to assist it in making its determination of director independence. AFI expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with AFI or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with AFI or any of its subsidiaries).

For purposes of evaluating the independence of directors, and in line with the Corporate Governance Principles the board will establish, the board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Consistent with our Corporate Governance Principles, to be considered “independent,” the Governance Committee has established qualifications to assist in the determination, which either meet or exceed the independence requirements of the New York Stock Exchange. In making its determination, the board of directors will consider include following standards:

•	a director is not independent if the director is, or has been within the last three years, an employee of AFI or its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of AFI or its subsidiaries;

•	a director is not independent if the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from AFI or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer);

•	a director is not independent if (A) the director or an immediate family member is a current partner of a firm that is AFI’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on AFI’s or AFI’s subsidiaries’ audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on AFI or its subsidiaries’ audit within that time;

•	a director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of AFI or its subsidiaries at the same time serves or served on that company’s compensation committee;

•	a director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, AFI or its subsidiaries for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of such other company’s consolidated gross revenues; and

•	a director is not independent if the director is an executive officer of a charitable organization that received charitable contributions (other than matching contributions) from AFI and its subsidiaries in the preceding fiscal year that are in excess of the greater of $1 million or 2 percent of such charitable organization’s consolidated gross revenues.

AFI’s board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors

Effective upon the completion of the distribution, AFI’s board of directors will have the following standing committees: an Audit Committee, a Management Development and Compensation Committee (“Compensation Committee”) and a Nominating and Governance Committee.

Audit Committee. [            ] are expected to be the members of the board’s Audit Committee. [            ] is expected to be the Audit Committee Chairman. The board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the board is expected to determine that at least one member of the Audit Committee has accounting or related financial management expertise and that each member is financially literate as required by New York Stock Exchange rules. In addition, AFI expects that the board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the New York Stock Exchange, Section 10A(m)(3) of the Exchange Act, and in accordance with the company’s Corporate Governance Principles Act. The Audit Committee will regularly meet independently with the Company’s internal and independent auditors, with the leaders of the Company’s compliance function, and with management. The Audit Committee will (i) oversee auditing and accounting matters, including the selection, supervision and compensation of the Company’s independent registered public accounting firm and other independent auditors, (ii) the scope of the annual audits, non-audit services performed by the Company’s independent registered public accounting firm, and (iii) the Company’s accounting practices and internal accounting controls. The Audit Committee will have sole authority to engage, retain and dismiss the independent registered public accounting firm, review and discusses with management and our independent registered public accounting firm the annual audited financial statements and quarterly financial statements included in our SEC filings, assist the board in monitoring the integrity of the Company’s financial statements and the independent registered public accounting firm’s qualifications, independence and performance, consider risks associated with overall financial reporting, legal compliance and disclosure processes and supervise and review the effectiveness of the Company’s internal audit and legal compliance functions and compliance by the Company with legal and regulatory requirements.

Management Development and Compensation Committee. [            ] are expected to be the members of the board’s Compensation Committee. [            ] is expected to be the Compensation Committee Chairman. The board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the New York Stock Exchange and in accordance with the company’s Corporate Governance Principles. In addition, AFI expects that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation Committee will oversee the design of our executive compensation and benefit programs and employment practices; administer and make recommendations regarding incentive and equity compensation plans; review and approve corporate goals and individual objectives relevant to the compensation of the Chief Executive Officer (“CEO”) and evaluate the CEO’s performance relative to those goals and objectives, and recommend CEO compensation to the independent directors based on the evaluation; oversee the evaluation of the other executive officers and establish their compensation levels in collaboration with the CEO; review incentive compensation to confirm that such compensation does not encourage unnecessary risk-taking; and monitor senior management succession planning.

Nominating and Governance Committee. [            ] are expected to be the members of the board’s Nominating and Governance Committee. [            ] is expected to be the Nominating and Governance Committee Chairman. The board of directors is expected to determine that each of the members of the Nominating and Governance Committee will be independent, as defined by the rules of the New York Stock Exchange and in accordance with the company’s Corporate Governance Principles. The Nominating and Governance Committee will monitor the independence of nonemployee directors, review and evaluate director candidates and make recommendations to the board concerning nominees for election as board members, establish criteria for the selection of candidates to serve on the board, recommend directors for appointment to board committees, make recommendations to the board regarding corporate governance matters, review and make recommendations to the board regarding the compensation of nonemployee directors, oversee the Company’s director education and orientation programs and coordinate an annual self-evaluation of the performance of the board and each committee through assistance from an independent, third-party advisor.

The board of directors is expected to adopt a written charter for each of the Audit Committee, the Management Development and Compensation Committee and the Nominating and Governance Committee. These charters will be posted on AFI’s website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During the company’s year ended December 31, 2014, AFI was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as AFI’s executive officers were made by AWI, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Stockholder Recommendations for Director Nominees

AFI’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. AFI expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominating and Governance Committee.

Corporate Governance Principles

The board of directors is expected to adopt a set of Corporate Governance Principles in connection with the separation to assist it in guiding AFI’s governance practices. These practices will be regularly re-evaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of AFI’s stockholders.

Communicating with the Board of Directors

AFI’s Corporate Governance Principles will include procedures by which stockholders and other interested parties who would like to communicate their concerns to one or more members of AFI’s board of directors, a board committee, the lead director or the independent non-management directors as a group may do so by writing to any such party at AFI, c/o Corporate Secretary, 2500 Columbia Avenue, P.O. Box 3025, Lancaster, Pennsylvania 17603. All concerns received will be appropriately forwarded and, if deemed appropriate by the Corporate Secretary, may be accompanied by a report summarizing such concerns.

Director Qualification Standards

AFI’s Corporate Governance Principles will provide that the Nominating and Governance Committee is responsible for reviewing with AFI’s board of directors the appropriate skills and characteristics required of board members in the context of the makeup of the board of directors and developing criteria for identifying and evaluating board candidates.

The process that the Nominating and Governance Committee will use to identify a nominee to serve as a member of the board of directors will depend on the qualities being sought. From time to time, AFI may engage an executive search firm to assist the committee in identifying individuals qualified to be board members. The committee will consider the knowledge, experience, diversity, and personal and professional integrity of potential directors, as well as their willingness to devote the time necessary to effectively carry out the duties and responsibilities of membership on the board. The committee may reevaluate the relevant criteria for board membership from time to time in response to changing business factors or regulatory requirements. The full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, AFI expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS

The two individuals, in addition to Messrs. Maier, Thompson and Schulz, expected to be AFI’s named executive officers as of the separation will be identified in a subsequent amendment to this information statement. Prior to the effectiveness of the registration statement of which this information statement is a part, information regarding the compensation of those individuals by AWI will be disclosed in accordance with the rules and regulations of the SEC.

DIRECTOR COMPENSATION

Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the expected compensation of AFI’s non-employee directors following the separation will be disclosed in accordance with the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

The two individuals, in addition to Messrs. Maier, Thompson and Schulz, expected to be AFI’s named executive officers as of the separation will be identified in a subsequent amendment to the registration statement of which this information statement forms a part. Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the compensation of those individuals will be disclosed in accordance with the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with AWI

Following the separation and distribution, AFI and AWI will operate separately, each as an independent public company. AFI will enter into a separation and distribution agreement with AWI. In connection with the separation, AFI will also enter into various other agreements to effect the separation and provide a framework for its relationship with AWI after the separation, such as transition services agreements, a tax matters agreement, an employee matters agreement, trademark license agreements and an office lease agreement. These agreements will provide for the allocation between AFI and AWI of AWI’s assets, employees, liabilities and obligations attributable to periods prior to, at and after AFI’s separation from AWI and will govern certain relationships between AFI and AWI after the separation. Forms of the agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which will be incorporated by reference into this information statement when filed.

Separation and Distribution Agreement

Allocation of Assets and Liabilities

The separation and distribution agreement, together with a plan of division that will be adopted by AWI’s board of directors, will identify the assets and the liabilities to be allocated, assigned, assumed or transferred to AWI and AFI as part of the separation of AWI into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. To accomplish the separation, AWI will engage in the division, in which the assets and liabilities of AWI related primarily to AWI’s Resilient Flooring and Wood Flooring segments will be allocated to the Resulting PA Corporation. Immediately after the division becomes effective, the Resulting PA Corporation will merge with and into AFI in the second step merger, with AFI surviving the second step merger as a Delaware corporation and the successor to the Resulting PA Corporation. In addition to the division and the second step merger, any assets and liabilities of AWI’s retained subsidiaries that are related primarily to AWI’s Resilient Flooring and Wood Flooring segments will be assigned, assumed or transferred to AFI or one of its subsidiaries.

In particular, the separation and distribution agreement, together with the plan of division, will provide, among other things, that subject to the terms and conditions contained therein, certain assets related primarily to the Resilient Flooring and Wood Flooring segments will be allocated, assigned, assumed or transferred to AFI, including:

•	equity interests in certain AWI subsidiaries that hold assets relating to the Resilient Flooring and Wood Flooring segments;

•	manufacturing facilities and other properties described in the section of this information statement captioned “Properties”;

•	contracts (or portions thereof) that relate to the Resilient Flooring and Wood Flooring segments;

•	information, technology, software and intellectual property related to the Resilient Flooring and Wood Flooring segments’ assets, liabilities and business;

•	rights and assets expressly allocated to AFI pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;

•	permits that primarily relate to the Resilient Flooring and Wood Flooring segments; and

•	other assets that are included in the AFI pro forma balance sheet, which appear in the section entitled “Unaudited Pro Forma Combined Financial Statements.”

The separation and distribution agreement, together with the plan of division, will also provide that certain liabilities related to the Resilient Flooring and Wood Flooring segments, or to the assets listed above, will be allocated to, assumed by or transferred to AFI, and that all of the assets and liabilities of AWI (including whether accrued, contingent, or otherwise) other than those listed above will be allocated to AWI.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither AFI nor AWI will make any representation or warranty as to the assets, business or liabilities allocated, assigned, assumed or transferred as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets allocated, assigned, assumed or transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either AFI or AWI, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be allocated, assigned, assumed or transferred on an “as is,” “where is” basis and the respective party to which those assets will be allocated, assigned, assumed or transferred will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in such party good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement and the related plan of division, unless the context otherwise requires. The separation and distribution agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to AFI or AWI, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, AFI or AWI, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse AFI or AWI, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, AWI will distribute to its shareholders that hold AWI common shares as of the record date for the distribution all of the issued and outstanding shares of AFI’s common stock on a pro rata basis.

Conditions to the Distribution

The separation and distribution agreement will provide that the distribution will be subject to the satisfaction (or waiver by AWI) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” AWI has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Claims

In general, each party to the separation and distribution agreement will be allocated or assume liability for all pending, threatened and unasserted legal matters related to its own business or its allocated, assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such allocated, assumed or retained legal matters.

Releases

The separation and distribution agreement will provide that AFI and its affiliates will release and discharge AWI and its affiliates from all liabilities allocated to or assumed by AFI as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to AFI’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement. AWI and its affiliates will release and discharge AFI and its affiliates from all liabilities allocated to or retained by AWI and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreements, the tax matters agreement, the employee matters agreement, the trademark license agreements, the office lease agreement and certain other agreements.

Indemnification

In the separation and distribution agreement, AFI will agree to indemnify, defend and hold harmless AWI, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities and obligations expressly allocated to or assumed by AFI under the separation and distribution agreement or the plan of division, including any failure of AFI or any other person to pay, perform or otherwise promptly discharge any such liability or obligation in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent expressly allocated to or retained or assumed by AWI, any guarantee, indemnification or contribution obligation for the benefit of AFI by AWI that survives the distribution;

•	any breach by AFI of the separation and distribution agreement or any of the ancillary agreements;

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented); or

•	the operation of AFI’s business from and after the completion of the separation and distribution.

AWI will agree to indemnify, defend and hold harmless AFI, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities and obligations expressly allocated to or retained or assumed by AWI under the separation and distribution agreement or the plan of division, including any failure of AWI or any other person to pay, perform, or otherwise promptly discharge any such liability or obligation in accordance with their respective terms whether prior to, at, or after the distribution;

•	except to the extent expressly allocated to or assumed by AFI, any guarantee, indemnification or contribution obligation for the benefit of AWI by AFI that survives the distribution;

•	any breach by AWI of the separation and distribution agreement or any of the ancillary agreements;

•	any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in AWI’s name in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented); or

•	the operation of AWI’s business from and after the completion of the separation and distribution.

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Intellectual Property

Following the distribution, AWI will continue to own the Armstrong name and will license the Armstrong name for use by AFI in its Resilient Flooring and Wood Flooring segments pursuant to a trademark license agreement.

Insurance

The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Further Assurances

In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both AFI and AWI will agree in the separation and distribution agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Dispute Resolution

The separation and distribution agreement will also contain provisions that will govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between AFI and AWI related to the separation or distribution.

Expenses

Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by AWI.

Other Matters

Other matters governed by the separation and distribution agreement will include access to financial and other information, confidentiality and access to and provision of records.

Termination

The separation and distribution agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of AWI without the approval of any person, including AWI’s shareholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both AWI and AFI.

Transition Services Agreements

AFI and AWI will enter into one or more transition services agreements prior to the distribution pursuant to which AWI and its subsidiaries and AFI and its subsidiaries will provide, on an interim, transitional basis, various services to each other. The services to be provided will include information technology, accounts payable, payroll, and other financial functions and administrative services.

Tax Matters Agreement

AFI and AWI will enter into a tax matters agreement prior to the separation to allocate liabilities and responsibilities relating to tax matters.

Employee Matters Agreement

AFI and AWI will enter into an employee matters agreement prior to the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, AWI will be responsible for liabilities associated with employees who will be employed by AWI following the separation, former employees whose last employment was with the AWI businesses and certain specified current and former corporate employees, and AFI will be responsible for liabilities associated with employees who will be employed by AFI following the separation, former employees whose last employment was with the AFI businesses and certain specified current and former corporate employees (collectively, the “AFI allocated employees”).

Employee Benefits Generally

AFI allocated employees will be eligible to participate in AFI benefit plans as of the separation in accordance with the terms and conditions of the AFI plans as in effect from time to time. Generally, AFI anticipates that it will recognize and give full credit for employee service with AWI, and will continue and maintain benefit plans at least through December 31, 2016.

Treatment of U.S. Pension Plan

AWI maintains the Retirement Income Plan, a tax-qualified retirement plan (the “AWI Pension Plan”) for the benefit of certain of its employees. As of January 1, 2015, the AWI Pension Plan was fully funded on a Funding Target Attainment Percentage (FTAP) basis at 127%. Based on the analyses and recommendations provided by our pension advisors, AWI currently anticipates that, in connection with the distribution, the assets and liabilities under the AWI Pension Plan that relate to active AFI allocated employees accruing benefits under the AWI Pension Plan as of the distribution date will be transferred to a mirror pension plan to be adopted by AFI (the “AFI Pension Plan”), with the AWI Pension Plan retaining the remainder. The active AFI allocated employees currently accruing benefits under the AWI Pension Plan comprise approximately 1,350 employees and represent approximately $130 million of liabilities (calculated on an FTAP basis) under the AWI Pension Plan, and the anticipated transfer would result in funding at approximately 130% on an FTAP basis for the AFI Pension Plan. A final decision regarding the allocation of assets and liabilities between the AWI Pension Plan and the AFI Pension Plan will be subject to the approval of our board of directors prior to the distribution. Any allocation or transfer of assets and liabilities as finally agreed in the Employee Matters Agreement will be made in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

Equity Compensation Awards

The employee matters agreement will provide for the treatment of outstanding equity awards of AWI in connection with the separation. The following discussion describes the expected treatment of AWI equity awards in connection with the separation. The post-separation treatment of an individual’s award is expected to depend on the type of award and whether the person will be an employee of AWI or AFI immediately prior to the separation. We expect that the treatment described below would become effective as of the distribution date.

AWI stock options held by AFI allocated employees are expected to be converted into stock options to purchase shares of AFI common stock, without any changes to their original terms, other than appropriate adjustments to the number of shares of AFI common stock subject to each AFI stock option and the exercise price payable per share so as to preserve the intrinsic value that existed with respect to the AWI stock options immediately prior to the separation. It is not expected that any changes will be made with respect to AWI stock options held by employees allocated to AWI, other than similar adjustments with respect to the number of shares of AWI common stock subject to each AWI stock option and the exercise price payable per share so as to preserve the intrinsic value that existed with respect to such AWI stock option immediately prior to the separation.

AWI restricted stock units (“AWI RSUs”) that are held by AFI allocated employees on the distribution date are expected to be converted into AFI restricted stock units (“AFI RSUs”) covering an adjusted number of shares of AFI common stock so as to preserve the value that existed with respect to such awards immediately prior to the separation. Other than such adjustment, the original terms of the AFI RSUs, including the time-based vesting and issuance schedules, will generally remain unchanged. It is also expected that AWI RSUs held by employees allocated to AWI on the distribution date will be adjusted as to the number of shares of AWI common stock subject to each AWI RSU in order to preserve the value that existed with respect to such award immediately prior to the separation. Other than such adjustment, the original terms of the AWI RSUs, including the time-based vesting and issuance schedules, will generally remain unchanged. Any performance-vesting requirements for the AWI RSUs and AFI RSUs will be adjusted in order to reflect the impact of the separation upon the performance goals previously established for such units.

Trademark License Agreements

AFI and AWI will enter into trademark license agreements prior to the distribution, pursuant to which AWI will provide AFI with certain rights with respect to trademarks that will be allocated to and retained by AWI in the separation.

Office Lease Agreement

AFI and AWI will enter into an office lease agreement prior to the distribution, pursuant to which AWI will lease certain office buildings and other space located at AWI’s corporate headquarters, located at 2500 Columbia Avenue, Lancaster, Pennsylvania, 17603, to AFI.

Procedures for Approval of Related Person Transactions

AFI’s board of directors is expected to adopt a written policy designed to minimize potential conflicts of interest in connection with AFI transactions with related persons. This process will be included in the written charter of the Nominating and Governance Committee, which charter will be available on the corporate governance section of AFI’s investor relations web site ([            ]). This web site will be operational as of [            ].

DESCRIPTION OF MATERIAL INDEBTEDNESS

AFI anticipates having approximately $[            ] of indebtedness upon completion of the separation. Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the specific nature of any indebtedness, along with the related terms and conditions of the debt to be incurred or liquidity facilities to be entered into will be disclosed in accordance with the rules and regulations of the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of AFI’s common stock will be owned beneficially and of record by AWI. Following the distribution, AFI expects to have outstanding an aggregate of approximately [            ] million shares of common stock based upon approximately 55,355,473 AWI common shares outstanding on September 30, 2015, excluding treasury shares and assuming no exercise of AWI options.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of AFI common stock that AFI expects will be beneficially owned, immediately following the completion of the distribution by each person who will beneficially own more than five percent of AFI’s common stock. The table is based upon information available as of [            ] as to those persons who beneficially own more than five percent of AWI’s common shares and an assumption that, for every one AWI common shares held by such persons, they will receive [            ] share(s) of AFI common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the separation calculated as of [            ], based upon the distribution of [            ] share(s) of AFI common stock for every one common share of AWI, regarding (1) each expected director, director nominee and named executive officer of AFI and (2) all of AFI’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Armstrong Flooring, Inc., Attention: Corporate Secretary, 2500 Columbia Avenue, P.O. Box 3025, Lancaster, Pennsylvania 17603.

Name of Beneficial Owner	Shares Beneficially Owned	Exercisable Stock Options (1)	Percent of Class

All directors and officers as a group

*	Indicates that the percentage of beneficial ownership of the director or executive officer does not exceed 1 percent of the class.

(1)	Pursuant to SEC regulations, shares receivable through the exercise of employee stock options that are exercisable within 60 days after [ ] are deemed to be beneficially owned as of [ ].

DESCRIPTION OF ARMSTRONG FLOORING, INC.’S CAPITAL STOCK

AFI’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of AFI’s capital stock that will be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on AFI’s capital stock as of the time of the distribution. Prior to the effectiveness of the registration statement of which this information statement forms a part, the certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be filed as exhibits to the registration statement in accordance with the rules and regulations of the SEC. AFI will include its amended and restated certificate of incorporation and bylaws, as in effect at the time of the distribution, in a current report on Form 8-K filed with the SEC. The summaries and descriptions below do not purport to be complete statements of the General Corporation Law of the State of Delaware.

General

AFI’s authorized capital stock consists of [            ] shares of common stock, par value $0.01 per share, and [            ] shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. AFI’s board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, AFI expects that approximately [            ] shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of common stock will be entitled to cast one vote for each share held of record on all matters submitted to a vote of the shareholders, to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding, and upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Any dividends declared on the common stock will not be cumulative.

The holders of AFI common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by AFI. The rights and privileges of holders of AFI common stock are subject to any series of preferred stock that may be issued in the future, as described below.

As of the date of this information statement, there is no public market for AFI common stock. As of October 8, 2015, AFI had 100 shares of common stock outstanding and one holder of record of common stock, which is AWI.

Preferred Stock

Under the terms of AFI’s amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the General Corporation Law of the State of Delaware (the “DGCL”), and by AFI’s certificate of incorporation, to issue up to [            ] shares of preferred stock in one or more series without further action by the holders of its common stock. AFI’s board of directors will have the discretion, subject to limitations prescribed by the DGCL and by AFI’s certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and AFI’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and AFI’s certificate of incorporation and bylaws could make it more difficult to acquire AFI by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of AFI to first negotiate with AFI’s board of directors. AFI believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. AFI will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by AFI’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by AFI’s stockholders.

Classified Board. AFI’s amended and restated certificate of incorporation and bylaws will provide that AFI’s board of directors will initially be divided into three classes, each comprised of [            ] directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which AFI expects to hold in [            ]. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of AFI stockholders, which AFI expects to hold in [            ], and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of AFI stockholders, which AFI expects to hold in [            ]. Upon the expiration of the initial term of each class of directors, the directors of such class will thereafter stand for election annually, such that, beginning with the annual meeting in [            ], AFI’s board of directors will no longer be divided into classes and each director will stand for election annually. AFI expects that Class I directors will be comprised of [            ]; Class II directors will be comprised of [            ]; and Class III directors will be comprised of [            ].

Members of the board of directors who stand for election will be elected by a plurality of the votes cast at each annual meeting of stockholders. Under the classified board provisions, it would initially take at least two elections of directors for any individual or group to gain control of AFI’s board. Accordingly, until it is phased out, the classified board provision could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of AFI.

Removal of Directors. AFI’s amended and restated bylaws will provide that AFI’s stockholders may only remove AFI’s directors for cause.

Size of Board and Vacancies. AFI’s amended and restated bylaws will provide that the number of directors on AFI’s board of directors will be fixed exclusively by its board of directors. Any vacancies created in AFI’s board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on AFI’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. AFI’s amended and restated certificate of incorporation will provide that only the chairman of AFI’s board of directors or AFI’s board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of AFI stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. AFI’s amended and restated certificate of incorporation will expressly eliminate the right of AFI’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of AFI stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. AFI’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of AFI’s board of directors or a committee of AFI’s board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. AFI’s amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that AFI’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of AFI’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. AFI’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and AFI’s amended and restated certificate of incorporation will include such an exculpation provision. AFI’s amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of AFI, or for serving at AFI’s request as a director or officer or another position at another corporation or enterprise, as the case may be. AFI’s amended and restated certificate of incorporation and bylaws will also provide that AFI must indemnify and advance reasonable expenses to AFI’s directors and officers, subject to AFI’s receipt of an undertaking from the indemnified party as may be required under the DGCL. AFI’s amended and restated certificate of incorporation will expressly authorize AFI to carry directors’ and officers’ insurance to protect AFI, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in AFI’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against AFI’s directors and officers, even though such an action, if successful, might otherwise benefit AFI and its stockholders. However, these provisions will not limit or eliminate AFI’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, AFI pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any AFI directors, officers or employees for which indemnification is sought.

Exclusive Forum

AFI’s amended and restated bylaws will provide that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of AFI, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of AFI to AFI or its stockholders, creditors or other constituents, any action asserting a claim against AFI or any director or officer of AFI arising pursuant to any provision of the DGCL or AFI’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against AFI or any director or officer of AFI governed by the internal affairs doctrine. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware. Although AFI’s amended and restated bylaws will include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable.

Authorized but Unissued Shares

AFI’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. AFI may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AFI by means of a proxy contest, tender offer, merger or otherwise.

Listing

AFI intends to apply to have its shares of common stock listed on the New York Stock Exchange under the symbol “AFI.”

Sale of Unregistered Securities

On [            ] [            ], 201[    ], AFI issued 100 shares of its common stock to AWI pursuant to Section 4(2) of the Securities Act. AFI did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for AFI’s common stock will be AST.

WHERE YOU CAN FIND MORE INFORMATION

AFI has filed a registration statement on Form 10 with the SEC with respect to the shares of AFI common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to AFI and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, AFI will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

AFI intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. AFI has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

All other financial statement schedules have been omitted because they are not applicable, the required matter is not present, or the required information has been otherwise supplied in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Armstrong World Industries, Inc.:

We have audited the accompanying combined balance sheets of Armstrong Flooring, Inc. (“the Company”) and affiliates as of December 31, 2014 and 2013, and the related combined statements of operations and comprehensive (loss) income, AWI equity and cash flows for the years then ended. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule for the years ended December 31, 2014 and 2013 as listed in the accompanying index on page 95. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Armstrong Flooring, Inc. and affiliates as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the years ended December 31, 2014 and 2013, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 6, 2015

Armstrong Flooring, Inc.

Combined Statements of Operations and Comprehensive (Loss) Income

(dollar amounts in millions)

	Years Ended December 31,
	2014	2013	Unaudited 2012
Net sales	$1,220.4	$1,262.8	$1,209.8
Cost of goods sold	1,021.7	1,054.0	958.7

Gross profit	198.7	208.8	251.1
Selling, general and administrative expenses	177.1	168.2	167.5
Intangible asset impairments	10.8	—	—

Operating income	10.8	40.6	83.6
Other non-operating expense	5.3	1.2	1.1
Other non-operating (income)	(0.9)	(1.6)	(1.0)

Earnings from continuing operations before income taxes	6.4	41.0	83.5
Income tax expense	3.6	14.1	31.6

Earnings from continuing operations	2.8	26.9	51.9

Net (loss) from discontinued operations, net of tax (expense) benefit of ($1.3), ($0.9) and $6.6	(25.5)	(29.4)	(27.5)
(Loss) on disposal of discontinued business, net of tax benefit of $2.5, $3.7 and $0.6	(14.5)	(6.3)	(0.9)

Net (loss) from discontinued operations	(40.0)	(35.7)	(28.4)

Net (loss) earnings	($37.2)	($8.8)	$23.5

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(8.7)	(8.6)	(6.8)
Derivative (loss) gain	(1.1)	3.6	(0.8)
Postretirement adjustments	(0.2)	(0.2)	(0.1)

Total other comprehensive (loss)	(10.0)	(5.2)	(7.7)

Total comprehensive (loss) income	($47.2)	($14.0)	$15.8

See accompanying notes to combined financial statements beginning on page F-6.

Armstrong Flooring, Inc.

Combined Balance Sheets

(dollar amounts in millions)

	December 31, 2014	December 31, 2013
Assets
Current assets:
Accounts and notes receivable, net	$81.7	$76.3
Inventories, net	224.2	220.7
Current assets of discontinued operations	—	102.0
Deferred income taxes	9.3	7.3
Prepaid expenses and other current assets	31.1	31.7

Total current assets	346.3	438.0
Property, plant, and equipment, less accumulated depreciation and amortization of $285.7 and $270.7, respectively	423.1	396.9
Noncurrent assets of discontinued operations	—	92.6
Intangible assets, net	41.3	49.9
Deferred income taxes	0.1	5.6
Cash surrender value of life insurance and other noncurrent assets	14.4	15.7

Total assets	$825.2	$998.7

Liabilities and AWI Equity
Current liabilities:
Accounts payable and accrued expenses	$146.2	$138.6
Liabilities of discontinued operations	—	48.9
Deferred income taxes	0.3	0.4

Total current liabilities	146.5	187.9
Long-term debt	10.0	10.0
Postretirement benefit liabilities	2.9	2.6
Other long-term liabilities	13.3	15.7
Noncurrent liabilities of discontinued operations	—	145.5
Noncurrent income taxes payable	50.9	72.4
Deferred income taxes	26.2	6.6

Total noncurrent liabilities	103.3	252.8
AWI investment in AFI:
Net AWI investment	561.7	534.3
Accumulated other comprehensive income	13.7	23.7

Total AWI equity	575.4	558.0

Total liabilities and AWI equity	$825.2	$998.7

See accompanying notes to combined financial statements beginning on page F-6.

Armstrong Flooring, Inc.

Combined Statements of AWI Equity

(dollar amounts in millions)

	Net AWI Investment	Accumulated Other Comprehensive Income	Total AWI Equity
December 31, 2011 (Unaudited)	$525.8	$36.6	$562.4
Net earnings (Unaudited)	23.5		23.5
Net AWI transfers (Unaudited)	(35.3)		(35.3)
Other comprehensive loss (Unaudited)		(7.7)	(7.7)

December 31, 2012 (Unaudited)	$514.0	$28.9	$542.9

Net loss	(8.8)		(8.8)
Net AWI transfers	29.1		29.1
Other comprehensive loss		(5.2)	(5.2)

December 31, 2013	$534.3	$23.7	$558.0

Net loss	(37.2)		(37.2)
Net AWI transfers	64.6		64.6
Other comprehensive loss		(10.0)	(10.0)

December 31, 2014	$561.7	$13.7	$575.4

See accompanying notes to combined financial statements beginning on page F-6.

Armstrong Flooring, Inc.

Combined Statements of Cash Flows

(dollar amounts in millions)

	Years Ended December 31,
	2014	2013	Unaudited 2012
Cash flows from operating activities:
Net (loss) earnings	($37.2)	($8.8)	$23.5
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	52.1	43.7	41.6
Loss on disposal of discontinued operations	3.5	10.0	1.5
Impairment on assets of discontinued operations	11.9	—	17.5
Fixed asset impairment	15.4	—	1.1
Deferred income taxes	26.0	0.8	9.0
Other, non-cash adjustments, net	(2.2)	(0.4)	(2.9)
Changes in operating assets and liabilities:
Receivables, inventories and other operating assets	(20.0)	(11.9)	5.1
Accounts payable, income taxes payable and other operating liabilities	(36.3)	23.9	(0.1)

Net cash provided by operating activities	13.2	57.3	96.3

Cash flows from investing activities:
Purchases of property, plant and equipment	(83.3)	(63.4)	(86.8)
Divestiture	—	—	24.6
Proceeds from the sale of assets	6.4	—	15.8
Net cash effect related to discontinued operations	(4.1)	—	—
Other investing activities	2.3	(0.1)	0.2

Net cash (used for) investing activities	(78.7)	(63.5)	(46.2)

Cash flows from financing activities:
Proceeds from company owned life insurance loans, net	0.5	0.5	0.3
Net transfers from (to) AWI	42.1	18.4	(44.9)

Net cash provided by (used for) financing activities	42.6	18.9	(44.6)

Net (decrease) increase in cash and cash equivalents	(22.9)	12.7	5.5
Cash and cash equivalents at beginning of year (2013 and 2012 Unaudited)	22.9	10.2	4.7

Cash and cash equivalents at end of year	—	22.9	10.2
Cash and cash equivalents at end of year of discontinued operations	—	22.9	10.2

Cash and cash equivalents at end of year of continuing operations	—	—	—

Supplemental Cash Flow Disclosure:
Amounts in accounts payable for capital expenditures	$10.4	$3.6	$9.7

See accompanying notes to combined financial statements beginning on page F-6.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

Background. On February 23, 2015, AWI, a Pennsylvania corporation incorporated in 1891, announced that its board of directors had unanimously approved a plan to separate AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment. The separation will be effected by allocating the assets and liabilities related primarily to the Resilient Flooring and Wood Flooring segments to AFI and then distributing the common stock of AFI to AWI’s shareholders. The separation and distribution will result in AWI and AFI becoming two independent, publicly-traded companies, with AFI owning and operating the Resilient Flooring and Wood Flooring segments and AWI continuing to own and operate the Building Products (Ceilings) segment. When we refer to “AFI,” “we,” “our,” and “us” in this report, we are referring to Armstrong Flooring, Inc., a Delaware corporation, and its combined affiliates unless the context requires otherwise. When we use the term “AWI,” we are referring to Armstrong World Industries, Inc., a Pennsylvania corporation, and its consolidated subsidiaries unless the context requires otherwise.

Execution of the transaction requires further work on structure, management, governance and other significant matters. The completion of the separation and distribution is subject to certain customary conditions, including the receipt of regulatory approvals and a legal opinion as to the tax free nature of the separation and distribution, as well as certain other matters.

We are a leading global producer of flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings. We design, manufacture, source and sell resilient and wood flooring products in North America and the Pacific Rim.

Basis of Presentation. Throughout all periods covered by the Combined Financial Statements, AFI operated as a part of AWI. The Combined Financial Statements and accompanying data in this report have been prepared from AWI’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently of AWI. The Combined Financial Statements of AFI presented are not indicative of our future performance, and do not necessarily reflect what our historical results of operations, financial position and cash flows would have been if we had operated as a separate stand-alone entity during those periods.

The Combined Statements of Operations and Comprehensive (Loss) Income include all revenues and costs attributable to AFI, including costs for facilities, functions and services used by AFI. Certain shared costs have been charged to AFI based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of AFI by centralized staff groups within AWI, (ii) AWI’s general corporate expenses and (iii) certain pension and other retirement benefit costs.

AFI is comprised of certain stand-alone legal entities for which discrete financial information is available, as well as portions of legal entities for which discrete financial information is not available (“Shared Entities”). For the Shared Entities for which discrete financial information was not available, such as shared utilities, taxes, and other shared costs, allocation methodologies were applied to allocate amounts to AFI.

All charges and allocations of cost for facilities, functions and services performed by AWI have been deemed paid by AFI to AWI in cash, in the period in which the cost was recorded in the Combined Statements of Operations and Comprehensive (Loss) Income. Transactions between AWI and AFI are accounted for through Net AWI investment.

AFI’s portion of current income taxes payable is deemed to have been remitted to AWI in the period the related tax expense is recorded. AFI’s portion of current income taxes receivable is deemed to have been remitted

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

to AFI by AWI in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by AFI on a stand-alone basis under the law of the relevant taxing jurisdiction.

See Note 25 to the Combined Financial Statements, for a further description of allocation methodologies employed and related party transactions between AWI and AFI. All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management of AWI and AFI believe are reasonable.

All significant intercompany transactions within AFI have been eliminated from the combined financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates. We prepare our combined financial statements in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. When preparing an estimate, management determines the amount based upon the consideration of relevant internal and external information. Actual results may differ from these estimates.

Revenue Recognition. We recognize revenue from the sale of products when persuasive evidence of an arrangement exists, title and risk of loss transfers to the customers, prices are fixed and determinable, and it is reasonably assured the related accounts receivable is collectible. Our standard sales terms are Free On Board (“FOB”) shipping point. We have some sales terms that are FOB destination. Our products are sold with normal and customary return provisions. Sales discounts are deducted immediately from the sales invoice. Provisions, which are recorded as a reduction of revenue, are made for the estimated cost of rebates, promotional programs and warranties. We defer recognizing revenue if special sales agreements, established at the time of sale, warrant this treatment.

Sales Incentives. Sales incentives are reflected as a reduction of net sales.

Shipping and Handling Costs. Shipping and handling costs are reflected in cost of goods sold.

Advertising Costs. We recognize advertising expenses as they are incurred.

Research and Development Costs. We recognize research and development costs as they are incurred.

Pension and Postretirement Benefits. Certain of our North American employees participate in defined benefit pension and other postretirement benefit plans (the “Shared Plans”) sponsored by AWI. We did not record an asset or liability to recognize the funded status of the Shared Plans as we do not sponsor these Shared Plans and have no rights or obligations related to the Shared Plans’ assets or liabilities. Our Combined Statements of Operations and Comprehensive (Loss) Income include Shared Plan expenses for our active and retired employees as well as an allocation of Shared Plan expenses associated with corporate personnel. We consider the expense allocation methodology and result to be reasonable for all periods presented. Based on the analyses and recommendations provided by AWI’s actuaries and pension advisors, AWI currently anticipates that, in connection with the separation, the assets and liabilities of the defined benefit pension Shared Plans that relate to active AFI employees accruing benefits under the defined benefit pension Shared Plans will be transferred to a mirror pension plan to be adopted by AFI upon the separation and distribution. The actual amount of defined benefit pension and postretirement benefit plan assets, liabilities and expenses to be transferred to AFI upon separation may differ.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Certain U.S. employees participate in our postretirement benefit plan (the “AFI Postretirement Plan”), as such, we have recorded a liability to recognize the funded status of the AFI Postretirement Plan. See Note 15 to the Combined Financial Statements for disclosures on pension and postretirement benefits.

Taxes. Operations of certain businesses included in our Combined Financial Statements are divisions of legal entities included in AWI’s consolidated U.S. federal and state income tax returns, or tax returns of non-U.S. subsidiaries of AWI. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the Combined Financial Statements based on a separate return basis. Differences between our separate return income tax provision and cash flows attributable to income taxes for businesses that were divisions of legal entities have been recognized as capital contributions from, or dividends to, AWI, within Net AWI investment.

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes to reflect the expected future tax consequences of events recognized in the financial statements. Deferred income tax assets and liabilities are recognized by applying enacted tax rates to temporary differences that exist as of the balance sheet date which result from differences in the timing of reported taxable income between tax and financial reporting.

We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed quarterly. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely than not standard, we give appropriate consideration to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and foreign source income, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforward expirations. A history of cumulative losses is a significant piece of negative evidence used in our assessment. If a history of cumulative losses is incurred for a tax jurisdiction, forecasts of future profitability are not used as positive evidence related to the realization of the deferred tax assets in the assessment.

We recognize the tax benefits of an uncertain tax position if those benefits are more likely than not to be sustained based on existing tax law. Additionally, we establish a reserve for tax positions that are more likely than not to be sustained based on existing tax law, but uncertain in the ultimate benefit to be sustained upon examination by the relevant taxing authorities. Unrecognized tax benefits are subsequently recognized at the time the more likely than not recognition threshold is met, the tax matter is effectively settled or the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired, whichever is earlier.

Taxes collected from customers and remitted to governmental authorities are reported on a net basis.

Cash and Cash Equivalents. We participate in AWI’s centralized cash management program and therefore, no cash and cash equivalents have been recorded on the Combined Balance Sheets. See Note 25 to the Combined Financial Statements for a further description of allocation methodologies employed and related party transactions between AWI and AFI.

Concentration of Credit. We principally sell flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings in various geographic regions. Total revenues from The Home Depot, Inc. and Lowe’s Companies, Inc. included within our Resilient Flooring and Wood

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Flooring segments, were $291.8 million, $305.1 million and $284.4 million, which exceeded 10% or more of our total combined net sales in 2014, 2013, and 2012 (Unaudited), respectively. We monitor the creditworthiness of our customers and generally do not require collateral.

Receivables. We sell the vast majority of our products to select, pre-approved customers using customary trade terms that allow for payment in the future. Customer trade receivables, customer notes receivable and miscellaneous receivables (which include supply related rebates and other), net of allowances for doubtful accounts, customer credits and warranties are reported in accounts and notes receivable on a net basis. Cash flows from the collection of current receivables are classified as operating cash flows on the Combined Statements of Cash Flows.

We establish credit-worthiness prior to extending credit. We estimate the recoverability of receivables each period. This estimate is based upon new information in the period, which can include the review of any available financial statements and forecasts, as well as discussions with legal counsel and the management of the debtor company. As events occur, which impact the collectability of the receivable, all or a portion of the receivable is reserved. Account balances are charged off against the allowance when the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories. Inventories are valued at the lower of cost or market. Inventories also include certain samples used in ongoing sales and marketing activities. See Note 6 to the Combined Financial Statements for further information on our accounting for inventories.

Property Plant and Equipment. Property, plant and equipment is recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized on a straight-line basis over assets’ estimated useful lives. Machinery and equipment includes manufacturing equipment (depreciated over 3 to 15 years), computer equipment (depreciated over 3 to 5 years) and office furniture and equipment (depreciated over 5 to 7 years). Within manufacturing equipment, assets that are subject to accelerated obsolescence or wear, such as tooling and engraving equipment, are depreciated over shorter periods (3 to 7 years). Heavy production equipment, such as conveyors, kilns and mixers, are depreciated over longer periods (10 to 15 years). Buildings are depreciated over 15 to 30 years, depending on factors such as type of construction and use. Computer software is amortized over 3 to 7 years.

Property, plant and equipment is tested for impairment when indicators of impairment are present, such as operating losses and/or negative cash flows. If an indication of impairment exists, we compare the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the assets. The estimate of an asset group’s fair value is based on discounted future cash flows expected to be generated by the asset group, or based on management’s estimated exit price assuming the assets could be sold in an orderly transaction between market participants, or estimated salvage value if no sale is assumed. If the fair value is less than the carrying value of the asset group, we record an impairment charge equal to the difference between the fair value and carrying value of the asset group. Impairments of assets related to our manufacturing operations are recorded in cost of goods sold.

When assets are disposed or retired, their costs and related depreciation are removed from the financial statements, and any resulting gains or losses normally are reflected in cost of goods sold or selling, general and administrative (“SG&A”) expenses depending on the nature of the asset.

Asset Retirement Obligations. We recognize the fair value of obligations associated with the retirement of tangible long-lived assets in the period in which they are incurred. Upon initial recognition of a liability, the discounted cost is capitalized as part of the related long-lived asset and depreciated over the corresponding

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

asset’s useful life. Over time, accretion of the liability is recognized as an operating expense to reflect the change in the liability’s present value.

Intangible Assets. Our definite-lived intangible assets are primarily land use rights and developed technology. We review significant definite-lived intangible assets for impairment when indicators of impairment exist. We review our businesses for indicators of impairment such as operating losses and/or negative cash flows. If an indication of impairment exists, we compare the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the assets. The estimate of an asset group’s fair value is based on discounted future cash flows expected to be generated by the asset group, or based on management’s estimated exit price assuming the assets could be sold in an orderly transaction between market participants. If the fair value is less than the carrying value of the asset group, we record an impairment charge equal to the difference between the fair value and carrying value of the asset group.

Our indefinite-lived intangibles are primarily trademarks and brand names, with Bruce representing our primary trademark, all of which are integral to our corporate identity and expected to contribute indefinitely to our cash flows. Accordingly, they have been assigned an indefinite life. We perform annual impairment tests during the fourth quarter on these indefinite-lived intangibles. These assets undergo more frequent tests if an indication of possible impairment exists.

The principal assumption used in our impairment tests for definite-lived intangible assets is future operating profit adjusted for depreciation and amortization. The principal assumptions used in our impairment tests for indefinite-lived intangible assets include revenue growth rate, discount rate and royalty rate. Revenue growth rate and future operating profit assumptions are derived from those utilized in our operating plan and strategic planning processes. The discount rate assumption is calculated based upon an estimated weighted average cost of equity which reflects the overall level of inherent risk and the rate of return a market participant would expect to achieve. The royalty rate assumption represents the estimated contribution of the intangible asset to the overall profits of the reporting unit. Methodologies used for valuing our intangible assets did not change from prior periods.

See Note 9 to the Combined Financial Statements for further information on intangible assets.

Foreign Currency Transactions. Assets and liabilities of our subsidiaries operating outside the United States which account in a functional currency other than U.S. dollars are translated using the period end exchange rate. Revenues and expenses are translated at exchange rates effective during each month. Foreign currency translation gains or losses are included as a component of accumulated other comprehensive income within AWI equity. Gains or losses on foreign currency transactions are recognized through the statement of operations.

Financial Instruments and Derivatives. From time to time, we use derivatives and other financial instruments to offset the effect of currency variability. See Notes 16 and 17 to the Combined Financial Statements for further discussion.

Product Warranties. A provision for estimated future product warranty cost is recorded when products are shipped to our customer and revenue is recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on historical trends and, if believed to be significantly different from historical trends, estimates of future costs. Costs to satisfy customer accommodation repairs or replacements made at the sole discretion of AFI are recorded as a component of warranty expense when such customer accommodations are made.

Share-based Employee Compensation. AWI maintains stock-based compensation plans for the benefit of certain of its employees and directors, including certain AFI employees. For awards with only service and performance conditions that have a graded vesting schedule, we recognize compensation expense on a straight-

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

line basis over the vesting period for the entire award. See Note 20 to the Combined Financial Statements for additional information on share-based employee compensation.

Net AWI Investment. Net AWI investment on the Combined Balance Sheets represents AWI’s net investment in AFI. The Combined Statements of AWI Equity include net cash transfers and other property transfers between AWI and AFI. The Net AWI investment account includes assets and liabilities incurred by AWI on behalf of AFI such as accrued liabilities related to corporate allocations including administrative expenses for legal, accounting, treasury, information technology, human resources and other services. Other assets and liabilities recorded by AWI, whose related income and expense has been allocated to AFI, are also included in Net AWI investment.

All intercompany transactions effected through Net AWI investment in the accompanying Combined Balance Sheets were considered cash receipts and payments and are reflected in financing activities in the accompanying Combined Statements of Cash Flows.

Earnings per share data is not presented in the accompanying Combined Financial Statements because we did not operate as a separate legal entity with our own capital structure.

Subsequent Events. We have evaluated subsequent events for potential recognition and disclosure through October 6, 2015, the date our audited Combined Financial Statements were available to be issued.

Recently Adopted Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-04 “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” which is part of Accounting Standards Codification (“ASC”) 405: Liabilities. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements, within the scope of this ASU, as the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance requires an entity to disclose the nature and amount of the obligation. The guidance is to be applied retrospectively and was effective for us beginning January 1, 2014. There was no impact on our financial condition, results of operations or cash flows as a result of the adoption of this guidance.

In July 2013, the FASB issued ASU 2013-11 “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” which is part of ASC 740: Income Taxes. The guidance requires an entity to present an unrecognized tax benefit and a net operating loss carryforward, a similar tax loss, or a tax credit carryforward on a net basis as part of a deferred tax asset, unless the unrecognized tax benefit is not available to reduce the deferred tax asset component or would not be utilized for that purpose, then a liability would be recognized. The guidance was applied prospectively and was effective for us beginning January 1, 2014. As a result of adopting this guidance, we recorded a reduction to noncurrent income taxes payable and a corresponding increase to noncurrent deferred tax liabilities of $29.7 million. There was no impact on results of operations or cash flows as a result of the adoption of this guidance.

Recently Issued Accounting Standards

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” which is part of ASC 205: Presentation of Financial Statements and ASC 360: Property, Plant and Equipment. The amendments in this guidance change the requirements for reporting discontinued operations. Under the new guidance a disposal of a component of an entity or a group of

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

components is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The guidance is effective prospectively for disposals that occur within annual periods beginning on or after December 15, 2014. We do not expect a material impact to our financial condition, results of operations or cash flows from the adoption of this guidance.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to a customer. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date” which defers the effective date for ASU 2014-09 by one year to January 1, 2018, however, public business entities would be permitted to adopt the standard as of the original effective date. We have not selected a transition method and are currently evaluating the impact this guidance will have on our financial condition, results of operations and cash flows.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” which is part of ASC 718: Compensation-Stock Compensation. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in the estimate of the grant-date fair value of the award. The guidance is effective for annual periods beginning after December 15, 2015. The guidance can be applied prospectively for all awards granted or modified after the effective date or retrospectively to all awards with performance targets outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We do not expect a material impact on our financial condition, results of operation or cash flows from the adoption of this guidance.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. The new guidance is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” which provides guidance to determine when a customer’s fees paid in a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for a cloud computing arrangement as a service contract. The new guidance is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” which requires inventory that is measured on a first-in, first-out or average cost basis to be measured at net realizable value, as opposed to the lower of cost or market. For inventory that is measured under the last-in, first-out basis or the retail recovery method, there is no change to current measurement requirements. This new guidance is effective

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

for annual reporting periods beginning after December 15, 2016, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

NOTE 3. SEGMENT INFORMATION

Resilient Flooring — Our Resilient Flooring segment designs, manufactures, sources and sells a broad range of floor coverings primarily for homes and commercial and institutional buildings under various brands, including the Armstrong brand. Manufactured products in this segment include vinyl sheet, vinyl tile, and luxury vinyl tile (“LVT”) flooring. In addition, our Resilient Flooring segment sources and sells laminate flooring products, vinyl tile products, vinyl sheet products, LVT products, linoleum products, adhesives, and installation and maintenance materials and accessories. Resilient Flooring products are offered in a wide variety of types, designs, colors and installation options. We sell these products to independent wholesale flooring distributors, large home centers, retailers, contractors and to the manufactured homes industry, and secure specifications for these products through architects, designers and end users. When market conditions and available capacity warrant, we also provide product on an original equipment manufacturer (“OEM”) basis to other flooring companies.

Wood Flooring — Our Wood Flooring segment designs, manufactures, sources and sells hardwood flooring products for use in new residential construction and renovation, with some commercial applications in stores, restaurants and high-end offices under the Armstrong and Bruce brands. The product offering includes pre-finished solid and engineered wood floors in various wood species, and related accessories. Virtually all of our Wood Flooring sales are in North America. Our Wood Flooring products are generally sold to independent wholesale flooring distributors, large home centers, retailers and flooring contractors. When market conditions and available capacity warrant, we also provide product on an OEM basis to other flooring companies.

	Resilient Flooring	Wood Flooring	Total
For the year ended 2014
Net sales to external customers	$712.3	$508.1	$1,220.4
Segment operating income (loss)	39.0	(28.2)	10.8
Segment assets	485.7	339.5	825.2
Depreciation and amortization (1)	29.6	16.5	46.1
Asset impairment (1)	—	15.4	15.4
Purchases of property, plant and equipment (1)	51.5	26.0	77.5

	Resilient Flooring	Wood Flooring	Total
For the year ended 2013
Net sales to external customers	$728.8	$534.0	$1,262.8
Segment operating income (loss)	48.1	(7.5)	40.6
Segment assets (2)	477.4	326.7	804.1
Depreciation and amortization (1)	25.8	11.5	37.3
Purchases of property, plant and equipment (1)	50.7	8.0	58.7

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

	Resilient Flooring	Wood Flooring	Total
For the year ended 2012 (Unaudited)
Net sales to external customers	$749.2	$460.6	$1,209.8
Segment operating income	55.0	28.6	83.6
Segment assets (2)	463.2	316.1	779.3
Depreciation and amortization (1)	22.7	11.1	33.8
Asset impairment (1)	—	0.6	0.6
Purchases of property, plant and equipment (1)	60.8	14.4	75.2

1	Totals for 2014, 2013 and 2012 will differ from the totals on our Combined Statement of Cash Flow by the amounts that have been classified as discontinued operations.

2	Totals for 2013 and 2012 will differ from the totals on our Combined Balance Sheet by the amounts that have been classified as discontinued operations.

Segment operating income (loss) is the measure of segment profit or loss reviewed by the chief operating decision maker. The sum of the segments’ operating income (loss) equals the total combined operating income as reported on our Combined Statements of Operations and Comprehensive (Loss) Income. The following reconciles our total combined operating income to earnings from continuing operations before income taxes. These items are only measured and managed on a combined basis:

	2014	2013	2012 (Unaudited)
Operating income	$10.8	$40.6	$83.6
Other non-operating expense	5.3	1.2	1.1
Other non-operating (income)	(0.9)	(1.6)	(1.0)

Earnings from continuing operations before income taxes	$6.4	$41.0	$83.5

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The sales in the table below are allocated to geographic areas based upon the location of the customer.

	2014	2013	2012 (Unaudited)
Geographic Areas
Net trade sales
Americas:
United States	$1,027.4	$1,066.4	$997.7
Canada	92.5	99.6	107.1
Other	6.4	6.4	7.7

Total Americas	1,126.3	1,172.4	1,112.5

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Pacific Rim:
China	45.7	34.7	31.5
Australia	31.5	35.8	46.3
Other	16.9	19.9	19.5

Total Pacific Rim	94.1	90.4	97.3

Total Net trade sales	$1,220.4	$1,262.8	$1,209.8

	2014	2013
Property, plant and equipment, net at December 31,
Americas:
United States	$307.1	$267.9
Other	—	3.7

Total Americas	307.1	271.6

Pacific Rim:
China	102.1	107.1
Australia	13.9	18.2

Total Pacific Rim	116.0	125.3

Total Property, plant and equipment, net	$423.1	$396.9

Impairment testing of our tangible assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In 2014, we made the decision to dispose of certain idle equipment at five of our wood flooring manufacturing facilities in the United States and as a result we recorded a $4.4 million impairment charge in cost of goods sold.

During 2014, we decided to close our resilient flooring plant in Thomastown, Australia and our engineered wood flooring plant in Kunshan, China. We recorded $2.2 million in cost of goods sold for accelerated depreciation due to the closure of the Thomastown, Australia plant. We subsequently sold the Thomastown, Australia plant in January 2015. We also recorded $4.0 million in cost of goods sold for accelerated depreciation and $0.8 million for the impairment of intangible assets due to the closure of the Kunshan, China plant.

During the fourth quarter of 2012, we made the decision to permanently close a previously idled engineered wood flooring production facility in Statesville, North Carolina. As a result, we recorded accelerated depreciation of $0.6 million for machinery and equipment and a $0.6 million impairment charge for the buildings in cost of goods sold. The fair values were determined by management estimates and an independent valuation based on information available at that time (considered Level 2 inputs in the fair value hierarchy). We subsequently sold this facility in January 2015.

NOTE 4. DISCONTINUED OPERATIONS

European Resilient Flooring

On December 4, 2014, AWI’s board of directors approved the cessation of funding to its former DLW subsidiary, which was our former European flooring business. As a result, DLW management filed for insolvency in Germany on December 11, 2014. The German insolvency court subsequently appointed an insolvency administrator (the “Administrator”) to oversee DLW operations through the preliminary insolvency

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

periods. As a result of the insolvency filing, the appointment of the Administrator and the resulting loss of control of DLW’s operations to the German insolvency court and its Administrator, effective December 11, 2014, DLW has been presented as a discontinued operation for all historical periods.

In June 2015, the Administrator announced that the business operations of DLW, including its two German manufacturing plants, were sold to a third party investment firm. The insolvency proceedings continue as the Administrator works to sell remaining assets and resolve creditor claims.

The following provides a summary of the operating results of the European flooring business for the past three years. These results were previously presented as part of the Resilient Flooring reporting segment.

	2014	2013	2012 (Unaudited)
Net sales	$175.2	$192.5	$190.2
Loss before income tax	(24.2)	(28.5)	(14.7)
Income tax expense	(1.3)	(0.9)	(0.6)

Net loss from discontinued business	($25.5)	($29.4)	($15.3)

In addition, during the fourth quarter of 2014, a $13.5 million pre-tax loss was recorded on disposal of discontinued business resulting from the insolvency of DLW, which was comprised of the following items:

Recognition of pension accumulated other comprehensive income	($14.7)
Transaction related fees	(3.4)
Reserve for previous intercompany receivables	(1.1)
Recognition of cumulative foreign currency translation adjustments	5.7

Loss on disposal of discontinued business	($13.5)
Income tax benefit	1.2

Net loss on disposal of discontinued business	($12.3)

At the date of insolvency, DLW had a net liability of $12.9 million, representing assets of $151.9 million and liabilities of $164.8 million, which were removed from AWI’s balance sheet. This net liability was recognized as a contingent liability on AWI’s balance sheet pending the closure and results of the insolvency proceedings. Any shortfall will be the responsibility of AWI immediately when identified and any excess will be reflected by AWI when insolvency proceedings are finalized. The liability has been excluded from AFI’s Combined Balance Sheet as AWI will be solely responsible for any shortfall, and the beneficiary of any excess, at the closure of the insolvency proceedings.

Based on the progress of DLW’s insolvency proceedings in Germany, we recorded a non-cash income tax benefit of $43.6 million during the first six months of 2015. The tax benefit resulted from DLW’s excess of liabilities over assets, combined with AFI’s foreign and U.S. federal income tax basis in DLW at the time of disposition. Based on the U.S. federal income tax planning strategies employed by AFI related to DLW and the applicable U.S. federal income tax regulations, the tax benefit associated with the disposition of DLW was not available until certain procedural elements surrounding DLW’s bankruptcy process were complete. Such procedural activities occurred during the first quarter of 2015.

AFI expects to enter into customary supply agreements, pursuant to which we may continue to purchase linoleum and homogenous flooring products from DLW for sale in the Americas and the Pacific Rim. These agreements are not material.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Cabinets

In September 2012, AWI entered into a definitive agreement to sell its cabinets business, formally managed as a component of our operations, to American Industrial Partners for $27.0 million in cash. During the third quarter of 2012, an impairment charge of $17.5 million (Unaudited) was recorded on the cabinets’ assets to reflect the expected proceeds from the sale. The sale was completed in October 2012, with working capital adjustments completed in the second quarter of 2013.

During the third quarter of 2013, an estimated liability of $7.5 million was recorded for a potential withdrawal liability related to a multi-employer pension plan. During the second quarter of 2014, an additional $3.3 million expense was recorded to increase the total estimated remaining liability to $10.0 million. In August 2014, AWI entered into a settlement agreement with the Carpenters Labor-Management Pension Fund (the “Fund”) to resolve this matter for $10.3 million, including a complete release of all claims. As a result of the settlement, an additional charge of $0.3 million was recorded during the third quarter of 2014. Payment was made to the Fund by AWI in the third quarter of 2014.

The following is a summary of the results related to the cabinets business, which are included in discontinued operations.

2012 (Unaudited)
Net sales	$115.7
Loss before income tax	(19.4)
Income tax benefit	7.2

Net loss from discontinued business	($12.2)

	2014	2013	2012 (Unaudited)
Loss before income tax	($3.5)	($10.0)	($1.5)
Income tax benefit	1.3	3.7	0.6

Net loss on disposal of discontinued business	($2.2)	($6.3)	($0.9)

The Combined Statement of Cash Flows does not separately report the cash flows of the discontinued operations.

Pursuant to the separation agreements between us and AWI, future claims related to DLW or AWI’s former cabinets business will remain the financial responsibility of AWI.

NOTE 5. ACCOUNTS AND NOTES RECEIVABLE

	December 31, 2014	December 31, 2013
Customer receivables	$94.3	$88.0
Customer notes	0.4	0.6
Miscellaneous receivables	4.0	4.0
Less allowance for warranties, discounts, and losses	(17.0)	(16.3)

Accounts and notes receivable, net	$81.7	$76.3

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Generally, we sell our products to select, pre-approved customers whose businesses are affected by changes in economic and market conditions. We consider these factors and the financial condition of each customer when establishing our allowance for losses from doubtful accounts.

NOTE 6. INVENTORIES

	December 31, 2014	December 31, 2013
Finished goods	$152.0	$157.0
Goods in process	19.5	17.2
Raw materials and supplies	100.1	82.8
Less LIFO and other reserves	(47.4)	(36.3)

Total inventories, net	$224.2	$220.7

Approximately 92% and 90% of our total inventory in 2014 and 2013, respectively, was valued on a LIFO (last-in, first-out) basis. Inventory values were lower than would have been reported on a total FIFO (first-in, first-out) basis by $46.2 million and $35.1 million in 2014 and 2013, respectively.

The distinction between the use of different methods of inventory valuation is primarily based on geographical locations and/or legal entities rather than types of inventory. Inventory held by our international locations was $19.2 million and $22.4 million as of December 31, 2014 and 2013, respectively.

Substantially all of our international locations use the FIFO method of inventory valuation (or other methods which closely approximate the FIFO method) primarily because the LIFO method is not permitted for local tax and/or statutory reporting purposes. In these situations, a conversion to LIFO would be highly complex and involve excessive cost and effort to achieve under local tax and/or statutory reporting requirements.

NOTE 7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2014	December 31, 2013
Prepaid expenses	$26.4	$24.4
Fair value of derivative assets	2.6	2.9
Other	2.1	4.4

Total other current assets	$31.1	$31.7

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2014	December 31, 2013
Land	$34.5	$37.0
Buildings	126.7	133.1
Machinery and equipment	477.0	477.2
Computer software	1.2	1.1
Construction in progress	69.4	19.2
Less accumulated depreciation and amortization	(285.7)	(270.7)

Net property, plant and equipment	$423.1	$396.9

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

In July 2013, AWI’s board of directors approved the expansion of our Lancaster, PA resilient flooring plant to include the manufacture of LVT. Total spending for this project is currently projected to be approximately $50 million. Through December 31, 2014, we have incurred approximately $34 million related to this project, included within construction in progress in the table above, with the remaining spending to be incurred in 2015.

See Note 2 to the Combined Financial Statements for discussion of policies related to property and depreciation and asset retirement obligations.

NOTE 9. INTANGIBLE ASSETS

We conduct our annual impairment testing of non-amortizing intangible assets during the fourth quarter. Our 2014 testing concluded there was an impairment of $10.0 million of our Bruce trademark. The 2013 and 2012 (unaudited) impairment reviews concluded that no impairment charges were necessary. See Note 2 to the Combined Financial Statements for a discussion of our accounting policy for intangible assets.

The following table details amounts related to our intangible assets as of December 31, 2014 and 2013:

	Estimated Useful Life	December 31, 2014		December 31, 2013
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets
Land use rights	Various	$5.7	$0.5	$5.7	$0.4
Developed technology	15 years	3.4	0.6	1.9	0.3
Other	Various	0.2	0.2	0.2	0.1

Total		$9.3	$1.3	$7.8	$0.8

Non-amortizing intangible assets
Trademarks and brand names	Indefinite	33.3		42.9

Total intangible assets		$42.6		$50.7

	2014	2013	2012 (Unaudited)
Amortization expense	$0.5	$0.4	$0.2

The following table details the expected annual amortization expense over the next five years:

Amortization Expense
2015	$0.4
2016	0.2
2017	0.2
2018	0.2
2019	0.2

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

NOTE 10. CASH SURRENDER VALUE OF LIFE INSURANCE AND OTHER NON-CURRENT ASSETS

	December 31, 2014	December 31, 2013
Cash surrender value of company owned life insurance policies	$12.7	$12.5
Other	1.7	3.2

Total other non-current assets	$14.4	$15.7

NOTE 11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2014	December 31, 2013
Payables, trade and other	$113.8	$110.3
Employment costs	11.2	11.4
Other	21.2	16.9

Total accounts payable and accrued expenses	$146.2	$138.6

NOTE 12. SEVERANCE AND RELATED COSTS

In the second and third quarters of 2014, we recorded $1.7 million and $0.2 million, respectively, in cost of goods sold for severance and related costs due to the closure of our resilient flooring plant in Thomastown, Australia. We also recorded $1.4 million and $0.7 million in the second and third quarters of 2014, respectively, in cost of goods sold for severance and related costs due to the closure of our wood flooring plant in Kunshan, China. Both plants were closed due to excess capacity and ceased operations in the third quarter of 2014.

In 2013, we recorded $3.8 million in cost of goods sold for severance and related costs to reflect 60 position eliminations in our Resilient Flooring business in Australia.

NOTE 13. INCOME TAXES

Historically, AFI was included with AWI and affiliated entities in filing a consolidated U.S. federal income tax return, and as part of a unitary or combined group in some states. Income taxes are computed and reported herein under the “separate return method” as if AFI were a separate taxpayer. Use of the separate return method requires significant judgment and may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Taxes as computed under this separate taxpayer approach may not be indicative of the income tax expense or income tax to be paid had AFI and its affiliates operated as separate legal entities. Certain tax attributes, such as net operating loss and foreign tax carryforwards, which were reflected in AWI’s consolidated financial statements, may or may not exist at the stand-alone AFI level.

AFI’s combined financial statements do not reflect any amounts due to AWI for income tax related matters as it is assumed that all such amounts due to AWI were deemed to be settled.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

The following table presents earnings from continuing operations before income taxes for U.S. and international operations:

	2014	2013	2012 (Unaudited)
Details of taxes
Earnings from continuing operations before income taxes:
Domestic	$1.6	$22.6	$51.8
Foreign	4.8	18.4	31.7

Total	$6.4	$41.0	$83.5

Earnings from continuing operations before income taxes, as shown above, is based on the location of the entity to which such earnings are attributable.

The following table presents the components of the income tax expense:

	2014	2013	2012 (Unaudited)
Income tax expense (benefit):
Current:
Federal	$5.1	$4.5	$9.5
Foreign	1.0	2.0	4.9
State and local	1.5	2.8	3.4

Total current	7.6	9.3	17.8

Deferred:
Federal	(2.0)	5.8	12.2
Foreign	(1.0)	(0.3)	0.3
State and local	(1.0)	(0.7)	1.3

Total deferred	(4.0)	4.8	13.8

Total income tax expense	$3.6	$14.1	$31.6

During 2014, we reviewed our position with regards to foreign unremitted earnings and determined that unremitted earnings would continue to be permanently reinvested. Accordingly, we have not recorded U.S. income or foreign withholding taxes on approximately $112 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because we currently plan to keep these amounts permanently invested overseas. It is not practical to calculate the residual income tax which would result if these basis differences reversed due to the complexities of the tax law and the hypothetical nature of the calculations given the anticipated separation from AWI.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

The following table presents the differences between AFI’s income tax expense at the U.S. federal statutory income tax rate and our effective income tax rate:

	2014	2013	2012 (Unaudited)
Reconciliation to U.S. statutory tax rate
Continuing operations tax at statutory rate	$2.3	$14.4	$29.2
Increase in valuation allowances on deferred foreign income tax assets	5.1	6.8	2.8
State income tax expense, net of federal benefit	0.2	1.5	2.9
Tax on foreign and foreign-source income	(3.6)	(5.4)	(3.4)
Research and development credits	(0.4)	(3.4)	—
Other	—	0.2	0.1

Tax expense at effective rate	$3.6	$14.1	$31.6

Deferred income taxes are recorded based upon differences between financial statement carrying amounts and their respective tax bases of assets, liabilities and operating losses and credit carryforwards. The following table presents a summary of the significant components of deferred tax assets and liabilities:

	December 31, 2014	December 31, 2013
Deferred income tax assets (liabilities)
Net operating losses	$16.9	$12.8
Deferred compensation	8.8	10.6
Accrued expenses	6.9	7.3
Customer claims reserves	5.1	5.2
Foreign tax credit carryforwards	—	30.4
Pension benefit liabilities	—	2.5
Other	13.0	9.8

Total deferred income tax assets	50.7	78.6
Valuation allowances	(15.9)	(12.3)

Net deferred income tax assets	34.8	66.3

Accumulated depreciation	(34.3)	(35.2)
Intangibles	(9.2)	(12.6)
Inventories	(5.2)	(7.9)
Other	(3.2)	(4.7)

Total deferred income tax liabilities	(51.9)	(60.4)

Net deferred income tax (liabilities) assets	($17.1)	$5.9

Deferred income taxes have been classified in the Combined Balance Sheet as:
Deferred income tax assets—current	$9.3	$7.3
Deferred income tax assets—noncurrent	0.1	5.6
Deferred income tax liabilities—current	(0.3)	(0.4)
Deferred income tax liabilities—noncurrent	(26.2)	(6.6)

Net deferred income tax (liabilities) assets	($17.1)	$5.9

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed quarterly. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely than not standard for all periods, we give appropriate consideration to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and foreign source income, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforward expirations. A history of cumulative losses is a significant piece of negative evidence used in our assessment. If a history of cumulative losses is incurred for a tax jurisdiction, forecasts of future profitability are not used as positive evidence related to the realization of the deferred tax assets in the assessment.

At December 31, 2014, we had valuation allowances of $0.4 million and $15.5 million for state and foreign deferred tax assets, respectively. The valuation allowance primarily offsets foreign operating loss carryforwards.

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While AFI has no history of tax audits on a stand-alone basis, AWI is routinely audited by U.S. federal, state and local, and non-U.S. taxing authorities. Accordingly, AWI and AFI regularly assess the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. The reserves are adjusted, from time to time, based upon changing facts and circumstances, such as the progress of a tax audit. It is reasonably possible that changes to AFI’s global unrecognized tax benefits could be significant, however, due to the uncertainty regarding the timing of completion of audits and possible outcomes, a current estimate of the range of increases or decreases that may occur within the next 12 months cannot be made.

The following table presents a reconciliation of the total amounts of unrecognized tax benefits, excluding interest and penalties:

	2014	2013	2012 (Unaudited)
Unrecognized tax benefits balance at January 1,	$70.1	$64.9	$62.0
Gross change for current year positions	5.3	3.4	0.9
Increases for prior period positions	0.7	1.8	2.0

Unrecognized tax benefits balance at December 31,	$76.1	$70.1	$64.9

Interest and penalties have been accrued related to unrecognized tax benefits. The liabilities for interest related to unrecognized tax benefits were $4.0 million, $2.0 million and $0.7 million as of December 31, 2014, 2013 and 2012 (Unaudited), respectively. Expense for interest was $2.0 million, $1.3 million and $0.7 million for the years ended December 31, 2014, 2013 and 2012 (Unaudited), respectively.

We conduct business globally, and as a result, we will file income tax returns in the U.S., various states and international jurisdictions. In the normal course of business, we will be subject to examination by taxing authorities throughout the world. Generally, we have open tax years subject to tax audit on average of between three years and six years. AWI’s U.S. income tax returns from 2007 to 2009 are currently under review by the IRS. With respect to these years, AWI has extended the statute of limitations to May 31, 2016. All tax years prior to 2009 have been settled with the IRS. With few exceptions, the statute of limitations is no longer open for state or non-U.S. income tax examinations for the years before 2007. Other than the U.S., we have not significantly

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

extended any open statutes of limitation for any major jurisdiction and have reviewed and accrued for, where necessary, tax liabilities for open periods. The tax years 2007 through 2013 are subject to future potential tax adjustments. Tax years after 2005 remain open for examination by the Internal Revenue Service, although years 2006, 2007 and 2008 are effectively settled. The Internal Revenue Service is currently completing its examination of the 2009 and 2010 tax years. In addition, tax years after 2004 remain open for audit by various state, local and foreign jurisdictions.

	2014	2013	2012 (Unaudited)
Other taxes
Payroll taxes	$18.9	$19.2	$17.3
Property and franchise taxes	5.1	4.9	5.9

NOTE 14. DEBT

As of December 31, 2014 and 2013, outstanding long-term debt of $10.0 million consisted of a variable rate tax-exempt industrial development bond that financed the construction of a Wood Flooring plant in Somerset, Kentucky. The bond has a scheduled final maturity in 2025. This bond is remarketed by an agent on a regular basis at a market-clearing interest rate. Any portion of the bond that is not successfully remarketed by the agent is required to be repurchased. The average year-end interest rate for this bond as of December 31, 2014 and 2013 was 0.90% and 0.94%, respectively. This bond is backed by letters of credit which will be drawn if a portion of the bond is not successfully remarketed.

As of December 31, 2014, AFI had $10.9 million of letters of credit outstanding.

NOTE 15. PENSION AND OTHER POSTRETIREMENT BENEFIT PROGRAMS

Certain of our North American employees participate in defined benefit pension and postretirement plans (“Shared Plans”) sponsored by AWI. In addition, certain of our U.S. employees participate in a postretirement medical benefit plan sponsored by us (“AFI Postretirement Plan”). For the Shared Plans, whose participants include both AFI and AWI employees, the related net benefit plan obligations of the Shared Plans are not included in our Combined Balance Sheets as we do not sponsor these Shared Plans and have no rights or obligations related to the Shared Plans’ assets or liabilities. Our Combined Statements of Operations and Comprehensive (Loss) Income include Shared Plan expenses for our active and retired employees as well as an allocation of Shared Plan expenses associated with corporate personnel. The Shared Plan expenses presented in our Combined Financial Statements represent the allocation of plan costs to AFI and do not represent cash payments to AWI or to the Shared Plans. More information on the funded status of the Shared Plans is available in AWI’s annual report on Form 10-K.

SHARED PLAN—UNITED STATES PENSION

Benefits from defined benefit pension plans are based primarily on an employee’s compensation and years of service. AWI also has defined-contribution pension plans for eligible employees, including employees of AFI. AWI funds its pension plans when appropriate.

The pension expenses allocated to AFI under the Shared Plans include both the qualified, funded Retirement Income Plan and the Retirement Benefit Equity Plan, which is a nonqualified, unfunded plan designed to provide pension benefits in excess of the limits defined under Sections 415 and 401(a)(17) of the Internal Revenue Code.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Total defined benefit pension plan expenses for U.S. employees allocated to AFI were $2.6 million in 2014 and $1.7 million in 2013. Total defined benefit pension plan income for U.S. employees allocated to AFI was $3.5 million in 2012 (Unaudited). These amounts are reflected in the Combined Statements of Operations and Comprehensive (Loss) Income as a component of cost of goods sold and SG&A. These costs were funded through intercompany transactions with AWI, which are reflected within Net AWI investment on the Combined Balance Sheets.

SHARED PLAN—NON-U.S. PENSION

AWI has defined benefit pension plans covering employees in Canada that utilize assumptions which are consistent with, but not identical to, those of the U.S. plans.

Total defined benefit pension plan expenses for non-U.S. employees allocated to AFI were $0.0 million in 2014, $0.2 million in 2013 and $0.7 million in 2012 (Unaudited). These costs are reflected in the Combined Statements of Operations and Comprehensive (Loss) Income as a component of cost of goods sold and SG&A. These costs were funded through intercompany transactions with AWI, which are reflected within Net AWI investment on the Combined Balance Sheets.

SHARED PLAN—UNITED STATES POSTRETIREMENT

Postretirement medical and insurance benefit plans sponsored by AWI cover eligible employees, including AFI employees. AWI funds postretirement benefits on a pay-as-you-go basis, with the retiree paying a portion of the cost for health care benefits by means of deductibles and contributions.

Total defined benefit retiree health and life insurance plan expenses for U.S. employees allocated to AFI were $4.2 million in 2014, $3.8 million in 2013 and $2.9 million in 2012 (Unaudited). These costs are reflected in the Combined Statements of Operations and Comprehensive (Loss) Income as a component of cost of goods sold and SG&A. These costs were funded through intercompany transactions with AWI, which are reflected within Net AWI investment on the Combined Balance Sheets.

AFI POSTRETIREMENT PLAN

AFI sponsors a postretirement medical benefit plan that covers eligible U.S. employees. AFI funds postretirement benefits on a pay-as-you-go basis, with the retiree paying a portion of the cost for health care benefits by means of deductibles and contributions.

The following tables summarize the balance sheet impact of the AFI Postretirement Plan, as well as the related benefit obligations, assets, funded status and rate assumptions.

	2014	2013
Change in benefit obligation:
Benefit obligation as of beginning of period	$2.8	$2.6
Interest cost	0.1	0.1
Actuarial loss	0.3	0.2
Benefits paid, gross	(0.1)	(0.1)

Benefit obligation as of end of period	$3.1	$2.8

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

	2014	2013
Change in plan assets:
Fair value of plan assets as of beginning of period	—	—
Employer contribution	$0.1	$0.1
Benefits paid, gross	(0.1)	(0.1)

Fair value of plan assets as of end of period	—	—

Funded status of the plan	($3.1)	($2.8)

	2014	2013
Weighted-average discount rate used to determine benefit obligations at end of period	3.90%	4.50%
Weighted-average discount rate used to determine net periodic benefit cost for the period	4.50%	3.75%

The components of postretirement benefits costs are as follows:

	2014	2013	2012 (Unaudited)
Interest cost on accumulated postretirement benefit obligation	$0.1	$0.1	$0.1
Amortization of net actuarial gain	—	(0.1)	—

Net periodic postretirement benefit cost	$0.1	—	$0.1

For measurement purposes, an average rate of annual increase in the per capita cost of covered health care benefits of 7.5% for pre-65 retirees and 6.8% for post-65 retirees was assumed for 2015, decreasing to an ultimate rate of 5.0% in 2022. Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Increase	Decrease
Non-U.S. retiree health and life insurance benefits plan
Effect on total service and interest cost components	—	—
Effect on postretirement benefit obligation	$0.4	($0.3)

Amounts recognized in liabilities at year end consist of:

	2014	2013
Accounts payable and accrued expenses	$0.2	$0.2
Postretirement benefit liabilities	2.9	2.6

Net amount recognized	$3.1	$2.8

Pre-tax amounts recognized in accumulated other comprehensive income related to the AFI Postretirement Plan at year end consist of:

	2014	2013
Net actuarial loss	$0.3	—

Accumulated other comprehensive loss	$0.3	—

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

We do not expect to amortize any previously unrecognized net actuarial loss into postretirement benefit cost in 2015. We expect to contribute $0.2 million to the AFI Postretirement Plan in 2015.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years for the AFI Postretirement Plan:

	Retiree Health and Life Insurance Benefits, Gross	Retiree Health Medicare Subsidy Receipts
2015	$0.2	—
2016	0.2	—
2017	0.2	—
2018	0.2	—
2019	0.2	—
2020 - 2024	1.2	($0.2)

These estimated benefit payments are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

NOTE 16. FINANCIAL INSTRUMENTS

We do not hold or issue financial instruments for trading purposes. The estimated fair values of our financial instruments are as follows:

	December 31, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets/(Liabilities), net:
Total debt	($10.0)	($10.0)	($10.0)	($10.0)
Foreign currency contracts	2.2	2.2	3.2	3.2

The carrying amounts of receivables, accounts payable and accrued expenses approximate estimated fair value because of the short-term maturity of these instruments. The estimated fair value of outstanding debt consists of our $10.0 million variable rate tax-exempt industrial development bond. The carrying amount of this bond approximates its estimated fair value as it is regularly remarketed at a market-clearing interest rate. Refer to Note 14 for additional details.

The fair value estimates of foreign currency contract obligations are estimated from market quotes provided by a well-recognized national market data provider.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Net foreign currency derivative assets of $2.2 million and $3.2 million as of December 31, 2014 and 2013, respectively, were measured using Level 1 inputs. We do not have any assets or liabilities that are valued using Level 2 or Level 3 (unobservable) inputs.

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risk from changes in foreign exchange rates that could impact our results of operations, cash flows and financial condition. AWI enters into derivative contracts, including contracts to hedge our foreign currency exchange rate exposures. Exposure to individual counterparties is controlled and derivative financial instruments are entered into with a diversified group of major financial institutions. Forward swap contracts are entered into by AWI for periods consistent with underlying exposure and do not constitute positions independent of those exposures. At inception, hedges designated as hedging instruments are formally documented as either (1) a hedge of a forecasted transaction or “cash flow” hedge, or (2) a hedge of the fair value of a recognized liability or asset or “fair value” hedge. Derivatives are formally assessed both at inception and at least quarterly thereafter, to ensure that derivatives used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer probable of occurring, hedge accounting is discontinued, and any future mark-to-market adjustments are recognized in earnings. Derivative financial instruments are used as risk management tools and not for speculative trading purposes.

Counterparty Risk

AWI only enters into derivative transactions with established counterparties having a credit rating of BBB or better. Counterparty credit default swap levels and credit ratings are monitored on a regular basis. All of AWI’s derivative transactions with counterparties are governed by master International Swap and Derivatives Association agreements (“ISDAs”) with netting arrangements. These agreements can limit exposure in situations where gain and loss positions are outstanding with a single counterparty. AWI neither posts nor receives cash collateral with any counterparty for its derivative transactions. These ISDAs do not have any credit contingent features; however, a default under AWI’s bank credit facility would trigger a default under these agreements. Exposure to individual counterparties is controlled, and thus the risk of counterparty default is negligible.

Currency Rate Risk – Sales and Purchases

We manufacture and sell our products in a number of countries throughout the world and, as a result, we are exposed to movements in foreign currency exchange rates. To a large extent, our global manufacturing and sales provide a natural hedge of foreign currency exchange rate movement, as foreign currency expenses generally offset foreign currency revenues. We manage our cash flow exposures on a net basis and use derivatives to hedge the majority of our unmatched foreign currency cash inflows and outflows. As of December 31, 2014, our major foreign currency exposures are to the Canadian dollar, the Chinese renminbi and the Australian dollar.

We use foreign currency forward exchange contracts to reduce our exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. These derivative instruments are used for forecasted transactions and are classified as cash flow hedges. Cash flow hedges are executed quarterly, generally

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

up to 15 months forward, and allow us to further reduce our overall exposure to exchange rate movements, since gains and losses on these contracts offset gains and losses on the transactions being hedged. The notional amount of these hedges was $53.4 million and $77.9 million at December 31, 2014 and December 31, 2013, respectively. Gains and losses on these instruments are recorded in other comprehensive income, to the extent effective, until the underlying transaction is recognized in earnings. The earnings impact of the ineffective portion of these hedges was not material for the years ended December 31, 2014, 2013 and 2012.

Financial Statement Impacts

The following tables detail amounts related to our derivatives designated as hedging instruments as of December 31, 2014 and December 31, 2013. We had no derivative assets or liabilities not designated as hedging instruments at December 31, 2014 and 2013. The derivative asset and liability amounts below are shown in gross amounts; we have not netted assets with liabilities.

	Derivative Assets			Derivative Liabilities
		Fair Value			Fair Value
	Balance Sheet Location	December 31, 2014	December 31, 2013	Balance Sheet Location	December 31, 2014
Foreign exchange contracts	Other current assets	$2.6	$2.8	Accounts payable and accrued expenses	$0.7
Foreign exchange contracts	Other non-current assets	0.4	0.4	Other long-term liabilities	0.1

Total derivatives designated as hedging instruments		$3.0	$3.2		$0.8

	Amount of (Loss) Gain Recognized in Accumulated Other Comprehensive Income (“AOCI”) (Effective Portion)(a)			Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
	2014	2013	2012 (Unaudited)		2014	2013	2012 (Unaudited)
Foreign exchange contracts – purchases	($0.4)	$1.0	$0.2	Cost of goods sold	$0.6	$0.2	($1.3)
Foreign exchange contracts – sales	2.4	2.2	(1.0)	Net sales	3.1	0.6	—

Total	$2.0	$3.2	($0.8)		$3.7	$0.8	($1.3)

(a)	As of December 31, 2014, the amount of existing gains in AOCI expected to be recognized in earnings over the next twelve months is $1.8 million.

There was no pre-tax gain or loss recognized in income for derivative instruments not designated as hedging instruments for the years ended December 31, 2014, 2013 or 2012.

NOTE 18. PRODUCT WARRANTIES

On certain products, we provide the original retail purchaser limited warranties which may cover structural integrity, wear, fade and certain other pre-installation manufacturing related defects. Our product warranties place certain requirements on the retail purchaser, including evidence of original purchase and require installation in accordance with our instructions. All of our warranties are non-transferrable. Warranty claims are most commonly experienced in the periods immediately following retail purchase and decline with the passage

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

of time. When claims do not meet the conditions of the applicable AFI warranty, we will occasionally and at our sole discretion, provide a customer accommodation repair or replacement. Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with our independent distributors. Reimbursement for cost associated with warranty repairs are provided to our independent distributors through a credit against accounts receivable from the distributor to AFI.

The following table summarizes the activity for the accrual of product warranties for December 31, 2014 and 2013:

	2014	2013
Balance at beginning of period	$6.9	$7.6
Reductions for payments	(11.9)	(12.9)
Current year warranty accruals	12.7	12.2

Balance at end of period	$7.7	$6.9

NOTE 19. OTHER LONG-TERM LIABILITIES

	December 31, 2014	December 31, 2013
Long-term deferred compensation arrangements	$4.9	$5.6
Self-insured U.S. workers’ compensation liabilities	3.9	4.5
Postemployment benefit liabilities	2.3	3.6
Other	2.2	2.0

Total other long-term liabilities	$13.3	$15.7

NOTE 20. SHARE-BASED COMPENSATION PLANS

AWI’s 2006 Long-Term Incentive Plan (“2006 Plan”) authorized it to issue stock options, stock appreciation rights, restricted stock awards, stock units, performance-based awards and cash awards to officers and key employees and was scheduled to terminate on October 2, 2016. On June 24, 2011 AWI’s shareholders approved an amendment and restatement of the 2006 Plan, resulting in the 2011 Long-Term Incentive Plan (the “LTIP”). The 2006 Plan originally authorized up to 5,349,000 shares of common stock for issuance, and the amendment authorized an additional 1,600,000 shares of common stock for issuance, for a total of 6,949,000, which includes all shares that have been issued under the 2006 Plan. The amendment also extended the expiration date of the LTIP to June 24, 2021, after which time no further awards may be made. As of December 31, 2014, 1,795,453 shares were available for future grants under the LTIP.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Certain employees of AFI were granted stock awards under the 2006 Plan and the LTIP. The following table presents a summary of stock option activity for AFI employees. Stock awards outstanding to employees that transferred between AWI and AFI during the periods presented below, have been reflected as AFI awards if such individuals were AFI employees as of December 31, 2014:

	Year Ended December 31, 2014
	Number of shares (in thousands)	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value (millions)
Option shares outstanding at beginning of period	803.3	$35.17
Options granted	76.3	53.97
Option shares exercised	(471.6)	(28.09)		$12.0
Options forfeited	(210.1)	(48.05)
Options expired	(39.8)	(41.13)

Option shares outstanding at end of period	158.1	$46.78	7.7	$0.8

Option shares exercisable at end of period	68.9	41.05	6.7	$0.7
Option shares vested and expected to vest	155.1	46.68	7.6	$0.8

	Year Ended December 31, 2013
	Number of shares (in thousands)	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value (millions)
Option shares outstanding at beginning of period (Unaudited)	929.5	$28.46
Options granted	103.9	51.78
Option shares exercised	(225.5)	(14.96)		$8.6
Options expired	(4.6)	(45.82)

Option shares outstanding at end of period	803.3	$35.17	6.7	$18.0

Option shares exercisable at end of period	434.9	28.01	6.0	$12.9
Option shares vested and expected to vest	753.7	34.59	6.7	$17.3

Options generally become exercisable in one to three years and expire 10 years from the date of grant. When options are exercised, AWI may issue new shares, use treasury shares (if available), acquire shares held by investors, or a combination of these alternatives in order to satisfy the option exercises. The total intrinsic value of options exercised by AFI employees during the year ended December 31, 2012 (Unaudited) was $0.3 million. Cash proceeds received by AWI from options exercised for the years ended December 31, 2014, 2013 and 2012 (Unaudited) were $13.2 million, $3.4 million and $0.3 million, respectively.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

The fair value of option grants was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions 2014 and 2013 are presented in the table below.

	2014	2013	2012 (Unaudited)
Weighted-average grant date fair value of options granted (dollars per option)	$24.98	$21.62	$20.11
Assumptions
Risk free rate of return	1.9%	1.2%	1.2%
Expected volatility	46.6%	42.4%	41.3%
Expected term (in years)	6.0	6.0	6.2
Expected dividend yield	0.0%	0.0%	0.0%

The risk free rate of return is determined based on the implied yield available on zero coupon U.S. Treasury bills at the time of grant with a remaining term equal to the expected term of the option. During 2014, AWI established the expected volatility based on its stock since the stock had traded a sufficient time since AWI’s emergence from bankruptcy to produce valid results. Prior to 2014, expected volatility was based on an average of the actual historical volatilities of the stock prices of a peer group of companies. The expected life is the midpoint of the average vesting period and the contractual life of the grant. AWI used an allowable simplified method to determine an appropriate expected term for option valuation assumptions. The expected dividend yield is assumed to be zero because, at the time of each grant, AWI had no plans to declare a dividend. The assumptions outlined above are applicable to all option grants.

AWI also granted restricted stock and restricted stock units. The restricted stock awards entitle the recipient to a specified number of shares of AWI’s common stock provided the prescribed service period is fulfilled. These awards generally had vesting periods of three years at the grant date. A summary of the 2014 and 2013 activity related to these awards to AFI employees follows:

	Non-Vested Stock Awards
	Number of shares (in thousands)	Weighted-average fair value at grant date
December 31, 2012 (Unaudited)	48.6	$41.31
Granted	15.9	51.87
Vested	(12.1)	(36.71)
Forfeited	(3.2)	(50.49)

December 31, 2013	49.2	$45.25
Granted	35.0	52.29
Vested	(24.5)	(39.35)
Forfeited	(1.8)	(51.63)

December 31, 2014	57.9	$51.80

AWI also granted performance restricted stock and performance restricted stock units. The performance based stock awards entitle the recipient to a specified number of shares of AWI’s common stock provided the defined financial targets are achieved at the end of the performance period. These awards generally had vesting periods of three years at the grant date.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

A summary of the 2014 and 2013 activity related to these awards to AFI employees follows:

	Non-Vested Performance Stock Awards
	Number of shares (in thousands)	Weighted-average fair value at grant date
December 31, 2012 (Unaudited)	72.3	$45.35
Granted	38.4	51.83
Forfeited	(3.0)	(50.66)

December 31, 2013	107.7	$47.51
Granted	31.0	53.81
Vested	(23.0)	(41.47)
Forfeited	(54.1)	(48.53)

December 31, 2014	61.6	$52.05

As of December 31, 2014, there was $3.0 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements awarded to AFI employees and detailed in the preceding tables. That cost is expected to be recognized over a weighted-average period of 1.4 years.

Share-based compensation expense is recognized on a straight-line basis over the vesting period. Our Combined Statements of Operations and Comprehensive (Loss) Income include share-based compensation expense allocated based on awards outstanding to AFI employees, as reflected in the preceding tables, in addition to allocations associated with awards outstanding to AWI corporate personnel and AWI non-employee Directors.

Allocated share-based compensation cost was $5.9 million ($3.9 million net of tax benefit) in 2014; $8.8 million ($5.8 million net of tax benefit) in 2013, and $8.5 million ($5.9 million net of tax benefit) in 2012 (Unaudited). Share-based compensation expense is recorded within the Resilient Flooring and Wood Flooring segments as components of SG&A expenses. The benefits of tax deductions in excess of grant date fair value from the exercise of stock options and vesting of share-based awards for the years ended December 31, 2014 and 2013 was $3.1 million and $3.4 million, respectively.

NOTE 21. EMPLOYEE COMPENSATION

	2014	2013	2012 (Unaudited)
Wages, salaries and incentive compensation	$221.0	$222.9	$211.6
Insurance and other benefit costs	28.8	28.4	23.5
Payroll taxes	18.9	19.2	17.3
Pension expense, net	7.9	7.3	1.8
Share-based compensation	5.9	8.8	8.5

Total	$282.5	$286.6	$262.7

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

NOTE 22. LEASES

We rent certain real estate and equipment. Several leases include options for renewal or purchase, and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases.

	2014	2013	2012 (Unaudited)
Rent expense	$5.8	$5.1	$5.6
Sublease (income)	—	—	(0.3)

Net rent expense	$5.8	$5.1	$5.3

Future minimum payments at December 31, 2014 by year and in the aggregate, having non-cancelable lease terms in excess of one year are as follows:

Total Minimum Lease Payments
Scheduled minimum lease payments
2015	$2.0
2016	1.2
2017	0.9
2018	0.6
2019	0.5
Thereafter	1.7

Total	$6.9

Assets under capital leases at December 31, 2014 and 2013 are not material.

NOTE 23. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of each component of accumulated other comprehensive income, net of tax as of December 31, 2014 and 2013 is presented in the table below.

	December 31, 2014	December 31, 2013
Foreign currency translation adjustments	$12.2	$20.9
Derivative gain, net	1.7	2.8
Postretirement adjustments	(0.2)	—

Accumulated other comprehensive income	$13.7	$23.7

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

The amounts and related tax effects allocated to each component of other comprehensive income (loss) for 2014, 2013, and 2012 are presented in the table below.

	Pre-tax Amount	Tax Benefit	After-tax Amount
2014
Foreign currency translation adjustments	($8.7)	—	($8.7)
Derivative (loss), net	(1.1)	—	(1.1)
Postretirement adjustments	(0.2)	—	(0.2)

Total other comprehensive (loss)	($10.0)	—	($10.0)

	Pre-tax Amount	Tax Benefit	After-tax Amount
2013
Foreign currency translation adjustments	($8.6)	—	($8.6)
Derivative gain, net	3.6	—	3.6
Postretirement adjustments	(0.2)	—	(0.2)

Total other comprehensive (loss)	($5.2)	—	($5.2)

	Pre-tax Amount	Tax Benefit	After-tax Amount
2012 (Unaudited)
Foreign currency translation adjustments	($6.8)	—	($6.8)
Derivative (loss), net	(0.8)	—	(0.8)
Postretirement adjustments	(0.1)	—	(0.1)

Total other comprehensive (loss)	($7.7)	—	($7.7)

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2014 and 2013:

	Foreign Currency Translation Adjustments (1)	Derivative (Loss) Gain (1)	Postretirement Adjustments (1)	Total Accumulated Other Comprehensive Income (1)
Balance, December 31, 2012 (Unaudited)	$29.5	($0.8)	$0.2	$28.9
Other comprehensive (loss) income before reclassifications, net of tax expense of $—in all periods	(8.6)	4.4	(0.1)	(4.3)
Amounts reclassified from accumulated other comprehensive income	—	(0.8)	(0.1)	(0.9)

Net current period other comprehensive (loss) income	(8.6)	3.6	(0.2)	(5.2)

Balance, December 31, 2013	$20.9	$2.8	—	$23.7

Other comprehensive (loss) income before reclassifications, net of tax expense of $—in all periods	(8.7)	2.6	(0.2)	(6.3)
Amounts reclassified from accumulated other comprehensive income	—	(3.7)	—	(3.7)

Net current period other comprehensive (loss)	(8.7)	(1.1)	(0.2)	(10.0)

Balance, December 31, 2014	$12.2	$1.7	($0.2)	$13.7

(1)	Amounts are net of tax

The amounts reclassified from AOCI and the affected line item of the Combined Statements of Operations and Comprehensive (Loss) Income are presented in the table below.

	Amounts Reclassified from AOCI		Affected Line Item in the Combined Statement of Operations and Comprehensive (Loss) Income
	2014	2013
Derivative Adjustments:
Foreign exchange contracts—purchases	($0.6)	($0.2)	Cost of goods sold
Foreign exchange contracts—sales	(3.1)	(0.6)	Net sales

Total (income) before tax	(3.7)	(0.8)
Tax impact	—	—	Income tax expense

Total (income), net of tax	(3.7)	(0.8)

Postretirement Adjustments:
Amortization of net actuarial gain	—	(0.1)	Cost of goods sold
Tax impact	—	—	Income tax expense

Total (income), net of tax	—	(0.1)

Total reclassifications for the period	($3.7)	($0.9)

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

Amounts reported above for 2014, 2013 and 2012 include amounts that have been classified as discontinued operations.

NOTE 24. SUPPLEMENTAL FINANCIAL INFORMATION

	2014	2013	2012 (Unaudited)
Selected operating expenses
Maintenance and repair costs	$35.9	$34.5	$33.3
Research and development costs	10.8	10.4	10.3
Advertising costs	3.8	4.5	3.9

NOTE 25. RELATIONSHIP WITH AWI AND RELATED ENTITIES

Historically, AFI has been managed and operated in the normal course of business with other affiliates of AWI. Accordingly, certain shared costs have been allocated to AFI and reflected as expenses in the stand-alone Combined Financial Statements. Management of AWI and AFI consider the allocation methodologies used to be reasonable and appropriate for purposes of the stand-alone financial statements. However, the expenses reflected in the Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if AFI historically operated as a separate, stand-alone entity.

AWI uses a centralized approach to cash management and financing its operations. Transactions between AWI and AFI are accounted for through Net AWI investment. Accordingly, none of the cash or cash equivalents, debt or related interest expenses at the AWI corporate level have been allocated to AFI in the Combined Financial Statements.

Allocation of general corporate and other expenses

The combined financial statements include expense allocations for certain functions provided by AWI, including, but not limited to, finance, legal, information technology and human resources. These expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount, or other measures. During the years ended December 31, 2014, 2013 and 2012, the following costs incurred by AWI were allocated to us, which are included in the Combined Statements of Operations and Comprehensive (Loss) Income as follows:

	2014	2013	2012 (Unaudited)
Expense/(Income), net:
Cost of goods sold	$0.8	$0.6	($3.2)
SG&A	33.4	33.4	29.6
Other non-operating expense	5.3	0.9	1.1

Total	$39.5	$34.9	$27.5

Trademark License Agreement

Prior to the separation, AWI and AFI will enter into a trademark license agreement, pursuant to which AWI will provide AFI with a perpetual, royalty-free license to utilize the “Armstrong” trade name and logo. Therefore, there has been no expense or asset recorded in the Combined Financial Statements related to the trade name.

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

NOTE 26. LITIGATION AND RELATED MATTERS

ENVIRONMENTAL MATTERS

Environmental Compliance

Our manufacturing and research facilities are affected by various federal, state and local requirements relating to the discharge of materials and the protection of the environment. We make expenditures necessary for compliance with applicable environmental requirements at each of our operating facilities. These regulatory requirements continually change, therefore we cannot predict with certainty future expenditures associated with compliance with environmental requirements.

Environmental Sites

In connection with current or legacy manufacturing operations, or those of former owners, we may from time to time become involved in the investigation, closure and/or remediation of existing or potential environmental contamination under the Comprehensive Environmental Response, Compensation and Liability Act, and state or international Superfund and similar type environmental laws. For those matters, we may have rights of contribution or reimbursement from other parties or coverage under applicable insurance policies.

Estimates of future liability at environmental sites are based on evaluations of currently available facts. We consider factors such as our activities associated with the site, existing technology, presently enacted laws and regulations and prior company experience in remediating contaminated sites. Although current law imposes joint and several liability on all parties at Superfund sites, our contribution to the remediation of any sites may be limited by the number of other companies potentially liable for site remediation. As a result, estimated liability would reflect only our expected share. In determining the probability of contribution, we would consider the solvency of other parties, the site activities of other parties, whether liability is being disputed, the terms of any existing agreements and experience with similar matters, and the effect of AWI’s Chapter 11 reorganization upon the validity of any claim. Actual costs to be incurred at environmental sites may vary significantly from estimates.

Summary of Financial Position

There were no material liabilities recorded at December 31, 2014 and 2013 for potential environmental liabilities that we consider probable and for which a reasonable estimate of the probable liability could be made.

ANTIDUMPING AND COUNTERVAILING DUTY CASES

In October 2010, a coalition of U.S. producers of multilayered wood flooring (not including AWI) filed petitions seeking antidumping (“AD”) and countervailing duties (“CVD”) with the United States Department of Commerce (“DOC”) and the United States International Trade Commission against imports of multilayered hardwood flooring from China. The AD and CVD petitions ultimately resulted in DOC issuing AD and CVD Orders against multilayered wood flooring imported into the U.S. from China. These Orders and the associated additional duties they have imposed have been the subject of extensive litigation, both at DOC and in the U.S. courts.

We produce multilayered wood flooring domestically and import multilayered wood flooring from third party suppliers in China. Until October 2014, we also operated a plant in Kunshan, China (“Armstrong Kunshan”) that manufactured multilayered wood flooring for export to the U.S. As a result, we have been directly involved in the multilayered wood flooring-related litigation at DOC and in the U.S. courts. Our consistent view through the course of this matter has been, and remains, that our imports are neither dumped nor

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

subsidized. In 2013, in the sole DOC investigation of AWI itself (as a mandatory respondent in connection with the first annual administrative review), Armstrong Kunshan received a final AD rate of 0.00% and a final CVD rate of 0.98%.

Litigation regarding this matter has continued in the U.S. courts. The most recent court decision, on July 6, 2015, upheld certain DOC calculations on remand. DOC’s original decision to apply an AD rate to us and other “separate rate” respondents in the original investigation (for which we received a final initial AD rate of 3.31%) is now subject to possible further appeal at the Court of Appeals for the Federal Circuit.

DOC also continues to conduct annual administrative reviews of the CVD and AD final duty rates under the Orders. In July 2015, DOC issued its final AD and CVD rates for the second administrative review, which applies to imports of multilayered wood flooring made between December 1, 2012 and November 30, 2013 (AD) and between January 1, 2012 and December 31, 2012 (CVD). Armstrong Kunshan was not selected as a mandatory respondent for the second AD review and, therefore, was not subject to individual review, but AWI is subject to the rates applicable to importers that were not individually reviewed (the “separate rate” respondents).

On July 7, 2015, the DOC issued a final “All Others” CVD rate of 0.99% that also applies to Armstrong Kunshan as part of the second CVD administrative review. On July 9, 2015, DOC issued a final AD determination for the second administrative review. DOC imposed a 13.74% AD rate determined solely on the basis of the AD duty rate assigned to the only mandatory respondent that did not receive a de minimis rate. DOC assigned this rate to all separate rate respondents that were not individually investigated, including Armstrong Kunshan. If such rates are ultimately upheld after any potential court appeals are exhausted, the estimated additional liability for the relevant period is approximately $4 million. This estimated additional liability is reflected in our second quarter 2015 results.

DOC is currently conducting its third annual administrative review. Armstrong Kunshan was not selected as a mandatory respondent for the third AD review and therefore, is not subject to individual mandatory review. As part of these reviews, Armstrong Kunshan’s individual CVD and AD assessment rates may be changed and the revised rates applicable to participants that were not individually reviewed will apply to all multilayer wood flooring imports between December 1, 2013 and November 30, 2014 (AD) and between January 1, 2013 and December 31, 2013 (CVD). We expect that DOC will issue preliminary AD and CVD rates for the third administrative review in January 2016 and final AD and CVD rates for the third administrative reviews in mid-2016. We are unable to predict the final AD and CVD rates for the pending reviews at this time, but plan to continue to defend our import practices and pursue our available legal rights and remedies, including litigation at DOC and in the U.S. courts.

OTHER CLAIMS

We are involved in various lawsuits, claims, investigations and other legal matters from time to time that arise in the ordinary course of conducting business, including matters involving our products, intellectual property, relationships with suppliers, relationships with distributors, relationships with competitors, employees and other matters. For example, we are currently a party to various litigation matters that involve product liability, tort liability and other claims under a wide range of allegations, including illness due to exposure to certain chemicals used in the workplace; or medical conditions arising from exposure to product ingredients or the presence of trace contaminants. In some cases, these allegations involve multiple defendants and relate to legacy products that we and other defendants purportedly manufactured or sold. We believe these claims and allegations to be without merit and intend to defend them vigorously. For these matters, we also may have rights of contribution or reimbursement from other parties or coverage under applicable insurance policies. We are

Armstrong Flooring, Inc.

Notes to Combined Financial Statements

(dollar amounts in millions, except share and per share data)

currently pursuing coverage and recoveries under those policies, but are unable to predict the outcome or those demands.

While complete assurance cannot be given to the outcome of these or other legal claims, we do not believe that any of these current matters, individually or in the aggregate, will have a material adverse effect on our financial condition, liquidity or results of operations.

SCHEDULE II

Armstrong Flooring, Inc.

Valuation and Qualifying Reserves of Accounts Receivable

(dollar amounts in millions)

	Balance at beginning of year	Additions charged to earnings	Deductions	Balance at end of year
2012 (Unaudited)
Provision for losses	$1.7	$0.5	($1.3)	$0.9
Provision for discounts	8.4	88.7	(89.0)	8.1
Provision for warranties	7.8	12.3	(12.5)	7.6

2013
Provision for losses	$0.9	$0.3	($0.5)	$0.7
Provision for discounts	8.1	93.4	(92.8)	8.7
Provision for warranties	7.6	12.2	(12.9)	6.9

2014
Provision for losses	$0.7	$0.6	($0.6)	$0.7
Provision for discounts	8.7	78.5	(78.6)	8.6
Provision for warranties	6.9	12.7	(11.9)	7.7

Armstrong Flooring, Inc.

Condensed Combined Statements of Operations and Comprehensive Income (Loss)

(dollar amounts in millions)

Unaudited

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Net sales	$586.0	$617.4
Cost of goods sold	478.1	510.9

Gross profit	107.9	106.5
Selling, general and administrative expenses	96.7	92.9
Intangible asset impairment	—	0.8

Operating income	11.2	12.8
Other non-operating expense	0.1	2.3
Other non-operating (income)	(0.2)	—

Earnings from continuing operations before income taxes	11.3	10.5
Income tax expense	6.4	5.9

Earnings from continuing operations	4.9	4.6

Net (loss) from discontinued operations, net of tax (expense) of $- and ($0.4)	—	(7.0)
Earnings (loss) on disposal of discontinued business, net of tax benefit of $43.6 and $1.3	42.3	(2.0)

Net earnings (loss) from discontinued operations	42.3	(9.0)

Net earnings (loss)	$47.2	($4.4)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(3.5)	5.2
Derivative loss	(0.3)	(2.3)

Total other comprehensive (loss) income	(3.8)	2.9

Total comprehensive income (loss)	$43.4	($1.5)

See accompanying notes to Condensed Combined Financial Statements beginning on page F-46.

Armstrong Flooring, Inc.

Condensed Combined Balance Sheets

(dollar amounts in millions)

	June 30, 2015 (Unaudited)	December 31, 2014
Assets
Current assets:
Accounts and notes receivable, net	$97.2	$81.7
Inventories, net	239.9	224.2
Deferred income taxes	9.3	9.3
Prepaid expenses and other current assets	30.2	31.1

Total current assets	376.6	346.3
Property, plant, and equipment, less accumulated depreciation and amortization of $299.7 and $285.7, respectively	429.4	423.1
Intangible assets, net	42.4	41.3
Deferred income taxes	18.5	0.1
Income tax receivable	0.8	—
Cash surrender value of life insurance and other noncurrent assets	14.1	14.4

Total assets	$881.8	$825.2

Liabilities and AWI Equity
Current liabilities:
Accounts payable and accrued expenses	$172.4	$146.2
Deferred income taxes	0.3	0.3

Total current liabilities	172.7	146.5
Long-term debt	10.0	10.0
Postretirement benefit liabilities	2.9	2.9
Other long-term liabilities	12.8	13.3
Noncurrent income taxes payable	55.8	50.9
Deferred income taxes	—	26.2

Total noncurrent liabilities	81.5	103.3
AWI investment in AFI:
Net AWI investment	617.7	561.7
Accumulated other comprehensive income	9.9	13.7

Total AWI equity	627.6	575.4

Total liabilities and AWI equity	$881.8	$825.2

See accompanying notes to Condensed Combined Financial Statements beginning on page F-46.

Armstrong Flooring, Inc.

Condensed Combined Statements of AWI Equity

(dollar amounts in millions)

Unaudited

	Six Months Ended June 30, 2015
	Net AWI Investment	Accumulated Other Comprehensive Income	Total AWI Equity
December 31, 2014	$561.7	$13.7	$575.4
Net earnings	47.2		47.2
Net AWI transfers	8.8		8.8
Other comprehensive loss		(3.8)	(3.8)

June 30, 2015	$617.7	$9.9	$627.6

	Six Months Ended June 30, 2014
December 31, 2013	$534.3	$23.7	$558.0
Net loss	(4.4)		(4.4)
Net AWI transfers	17.8		17.8
Other comprehensive income		2.9	2.9

June 30, 2014	$547.7	$26.6	$574.3

See accompanying notes to Condensed Combined Financial Statements beginning on page F-46.

Armstrong Flooring, Inc.

Condensed Combined Statements of Cash Flows

(dollar amounts in millions)

Unaudited

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net earnings (loss)	$47.2	($4.4)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	18.7	25.3
Loss on disposal of discontinued operations	0.8	3.3
Fixed asset impairment	—	4.6
Deferred income taxes	(44.5)	31.6
Other non-cash adjustments, net	(0.1)	(0.6)
Changes in operating assets and liabilities:
Receivables, inventories and other operating assets	(34.8)	(76.2)
Accounts payable, income taxes payable and other operating liabilities	27.7	(4.0)

Net cash provided by (used for) operating activities	15.0	(20.4)

Cash flows from investing activities:
Purchases of property, plant and equipment	(22.7)	(34.5)
Proceeds from the sale of assets	0.1	0.2
Other investing activities	0.2	1.9

Net cash (used for) investing activities	(22.4)	(32.4)

Cash flows from financing activities:
Net transfers from AWI	7.4	22.8

Net cash provided by financing activities	7.4	22.8

Net (decrease) in cash and cash equivalents	—	(30.0)
Cash and cash equivalents at beginning of year	—	22.9

Cash and cash equivalents at end of period	—	(7.1)
Cash and cash equivalents at end of period of discontinued operations	—	(7.1)

Cash and cash equivalents at end of period of continuing operations	—	—

Supplemental Cash Flow Disclosure:
Amounts in accounts payable for capital expenditures	$13.7	$3.1

See accompanying notes to Condensed Combined Financial Statements beginning on page F-46.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

Background. On February 23, 2015, AWI, a Pennsylvania corporation incorporated in 1891, announced that its board of directors had unanimously approved a plan to separate AWI’s Resilient Flooring and Wood Flooring segments from its Building Products (Ceilings) segment. The separation will be effected by allocating the assets and liabilities related primarily to the Resilient Flooring and Wood Flooring segments to AFI and then distributing the common stock of AFI to AWI’s shareholders. The separation and distribution will result in AWI and AFI becoming two independent, publicly-traded companies, with AFI owning and operating the Resilient Flooring and Wood Flooring segments and AWI continuing to own and operate the Building Products (Ceilings) segment. When we refer to “AFI,” “we,” “our,” and “us” in this report, we are referring to Armstrong Flooring, Inc., a Delaware Corporation, and its combined affiliates unless the context requires otherwise. When we use the term “AWI,” we are referring to Armstrong World Industries, Inc., a Pennsylvania corporation, and its consolidated subsidiaries unless the context requires otherwise.

Execution of the transaction requires further work on structure, management, governance and other significant matters. The completion of the separation and distribution is subject to certain customary conditions, including the receipt of regulatory approvals and a legal opinion as to the tax free nature of the separation and distribution, as well as certain other matters.

We are a leading global producer of flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings. We design, manufacture, source and sell resilient and wood flooring products in North America and the Pacific Rim.

Basis of Presentation. Throughout all periods covered by the Condensed Combined Financial Statements, AFI operated as a part of AWI. The Condensed Combined Financial Statements and accompanying data in this report have been prepared from AWI’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently of AWI. The Condensed Combined Financial Statements of AFI presented are not indicative of our future performance, and do not necessarily reflect what our historical results of operations, financial position and cash flows would have been if we had operated as a separate stand-alone entity during those periods.

The Condensed Combined Statements of Operations and Comprehensive Income (Loss) include all revenues and costs attributable to AFI, including costs for facilities, functions and services used by AFI. Certain shared costs have been charged to AFI based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of AFI by centralized staff groups within AWI, (ii) AWI’s general corporate expenses and (iii) certain pension and other retirement benefit costs.

All charges and allocations of cost for facilities, functions and services performed by AWI have been deemed paid by AFI to AWI in cash, in the period in which the cost was recorded in the Condensed Combined Statements of Operations and Comprehensive Income (Loss). Transactions between AWI and AFI are accounted for through Net AWI investment.

See Note 15 to the Condensed Combined Financial Statements for a further description of allocation methodologies employed and related party transactions between AWI and AFI. All of the allocations and estimates in the Condensed Combined Financial Statements are based on assumptions that management of AWI and AFI believe are reasonable.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

The accompanying Condensed Combined Financial Statements have been prepared for the six months ended June 30, 2015 and 2014 and should therefore be read in conjunction with the Combined Financial Statements and notes that are included in the annual Combined Financial Statements included herein. In the opinion of management, all adjustments of a normal recurring nature have been included to provide a fair statement of the results for the reporting periods presented. Quarterly results are not necessarily indicative of annual earnings, primarily due to the different level of sales in each quarter of the year and the possibility of changes in general economic conditions.

These Condensed Combined Financial Statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements include management estimates and judgments, where appropriate. Management utilizes estimates to record many items including certain asset values, allowances for bad debts, inventory obsolescence and lower of cost or market charges, warranty reserves, workers’ compensation, general liability and environmental claims and income taxes. When preparing an estimate, management determines the amount based upon the consideration of relevant information. Management may confer with outside parties, including outside counsel. Actual results may differ from these estimates.

Earnings per share data is not presented in the accompanying Condensed Combined Financial Statements because we did not operate as a separate legal entity with our own capital structure.

We have evaluated subsequent events for potential recognition and disclosure through October 6, 2015, the date our audited Combined Financial Statements were available to be issued.

Recently Adopted Accounting Standards

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” which is part of Accounting Standards Codification (“ASC”) 205: Presentation of Financial Statements and ASC 360: Property, Plant and Equipment. The amendments in this guidance change the requirements for reporting discontinued operations. Under the new guidance a disposal of a component of an entity or a group of components is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The guidance is effective prospectively for disposals that occur within annual periods beginning on or after December 15, 2014. There was no impact on our financial condition, results of operations or cash flows as a result of the adoption of this guidance.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to a customer. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date” which defers the effective date for ASU 2014-09 by one year to January 1, 2018, however, public business entities would be permitted to adopt the standard as of the original effective date. We have not selected a transition method and are currently evaluating the impact this guidance will have on our financial condition, results of operations and cash flows.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” which is

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

part of ASC 718: Compensation-Stock Compensation. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in the estimate of the grant-date fair value of the award. The guidance is effective for annual periods beginning after December 15, 2015. The guidance can be applied prospectively for all awards granted or modified after the effective date or retrospectively to all awards with performance targets outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We do not expect a material impact on our financial condition, results of operations or cash flows from the adoption of this guidance.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. The new guidance is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” which provides guidance to determine when a customer’s fees paid in a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for a cloud computing arrangement as a service contract. The new guidance is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” which requires inventory that is measured on a first-in, first-out or average cost basis to be measured at net realizable value, as opposed to the lower of cost or market. For inventory that is measured under the last-in, first-out basis or the retail recovery method, there is no change to current measurement requirements. This new guidance is effective for annual reporting periods beginning after December 15, 2016, but early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations and cash flows.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

NOTE 2. SEGMENT RESULTS

	Six Months Ended June 30,
	2015	2014
Net sales to external customers
Resilient Flooring	$356.7	$359.9
Wood Flooring	229.3	257.5

Total net sales to external customers	$586.0	$617.4

	Six Months Ended June 30,
	2015	2014
Segment operating income (loss)
Resilient Flooring	$15.3	$18.1
Wood Flooring	(4.1)	(5.3)

Total combined operating income	$11.2	$12.8

	Six Months Ended June 30,
	2015	2014
Total combined operating income	$11.2	$12.8
Other non-operating expense	0.1	2.3
Other non-operating (income)	(0.2)	—

Earnings from continuing operations before income taxes	$11.3	$10.5

	June 30, 2015	December 31, 2014
Segment assets
Resilient Flooring	$533.4	$485.7
Wood Flooring	348.4	339.5

Total combined assets	$881.8	$825.2

Impairment testing of our tangible assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In June 2014, we made the decision to dispose of certain idle equipment at five of our wood flooring manufacturing facilities in the United States and, as a result we recorded a $4.4 million impairment charge in cost of goods sold.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

NOTE 3. DISCONTINUED OPERATIONS

European Resilient Flooring

On December 4, 2014, AWI’s board of directors approved the cessation of funding to its DLW subsidiary, which was our former European flooring business. As a result, DLW management filed for insolvency in Germany on December 11, 2014. The German insolvency court subsequently appointed an insolvency administrator (the “Administrator”) to oversee DLW operations through the preliminary insolvency periods. As a result of the insolvency filing, the appointment of the Administrator and the resulting loss of control of DLW’s operations to the German insolvency court and its Administrator, DLW has been presented as a discontinued operation for all historical periods.

In June 2015, the Administrator announced that the business operations of DLW, including its two German manufacturing plants, were sold to a third party investment firm. The insolvency proceedings continue as the Administrator works to sell remaining assets and resolve creditor claims.

The following is a summary of the results related to the European flooring business, (previously a component of the Resilient Flooring reporting segment), which are included in discontinued operations.

Six Months Ended June 30, 2015
Loss before income tax	($1.3)
Income tax benefit	43.6

Net earnings from disposal of discontinued business	$42.3

Six Months Ended June 30, 2014
Net Sales	$95.3
Loss before income tax	($6.6)
Income tax expense	(0.4)

Net loss from discontinued operations	($7.0)

Based on the progress of DLW’s insolvency proceedings in Germany, we recorded a non-cash income tax benefit of $43.6 million during the first six months of 2015. The tax benefit resulted from DLW’s excess of liabilities over assets, combined with AFI’s foreign and U.S. federal income tax basis in DLW at the time of disposition. Based on the U.S. federal income tax planning strategies employed by AFI related to DLW and the applicable U.S. federal income tax regulations, the tax benefit associated with the disposition of DLW was not available until certain procedural elements surrounding DLW’s bankruptcy process were complete. Such procedural activities occurred during the first quarter of 2015.

At the date of insolvency, DLW had a net liability of $12.9 million, representing assets of $151.9 million and liabilities of $164.8 million, which were removed from AWI’s balance sheet. This net liability was recognized as a contingent liability on AWI’s balance sheet pending the closure and results of the insolvency proceedings. Any shortfall will be the responsibility of AWI immediately when identified and any excess will be reflected by AWI when insolvency proceedings are finalized. This liability has been excluded from AFI’s Condensed Combined

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

Balance Sheet as AWI will be solely responsible for any shortfall, and the beneficiary of any excess, at the closure of the insolvency proceedings.

AFI expects to enter into customary supply agreements, pursuant to which we may continue to purchase linoleum and homogenous flooring products from DLW for sale in the Americas and the Pacific Rim. These agreements are not material.

Cabinets

In September 2012, AWI entered into a definitive agreement to sell its cabinets business, formally managed as a component of our operations, to American Industrial Partners (“AIP”). The sale was completed in October 2012.

During the third quarter of 2013, an estimated liability of $7.5 million was recorded for a potential withdrawal liability related to a multi-employer pension plan. During the second quarter of 2014, an additional $3.3 million expense was recorded to increase the total estimated remaining liability to $10.0 million. In August 2014, AWI entered into a settlement agreement with the Carpenters Labor-Management Pension Fund (the “Fund”) to resolve this matter for $10.3 million, including a complete release of all claims. As a result of the settlement, an additional charge of $0.3 million was recorded during the third quarter of 2014. Payment was made to the Fund by AWI in the third quarter of 2014.

The following is a summary of the results related to cabinets business, which are included in discontinued operations.

Six Months Ended June 30, 2014
Loss before income tax	($3.3)
Income tax benefit	1.3

Net loss on disposal of discontinued business	($2.0)

The Condensed Combined Statement of Cash Flows does not separately report the cash flows of the discontinued operations.

Pursuant to the separation agreements between us and AWI, future claims related to DLW or AWI’s former cabinets business will remain the financial responsibility of AWI.

NOTE 4. ACCOUNTS AND NOTES RECEIVABLE

	June 30, 2015	December 31, 2014
Customer receivables	$109.9	$94.3
Customer notes	0.9	0.4
Miscellaneous receivables	3.9	4.0
Less allowance for warranties, discounts, and losses	(17.5)	(17.0)

Accounts and notes receivable, net	$97.2	$81.7

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

Generally, we sell our products to select, pre-approved customers whose businesses are affected by changes in economic and market conditions. We consider these factors and the financial condition of each customer when establishing our allowance for losses from doubtful accounts.

NOTE 5. INVENTORIES

	June 30, 2015	December 31, 2014
Finished goods	$150.2	$152.0
Goods in process	22.3	19.5
Raw materials and supplies	106.0	100.1
Less LIFO and other reserves	(38.6)	(47.4)

Total inventories, net	$239.9	$224.2

NOTE 6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30, 2015	December 31, 2014
Prepaid expenses	$25.1	$26.4
Fair value of derivative assets	2.4	2.6
Other	2.7	2.1

Total other current assets	$30.2	$31.1

NOTE 7. INTANGIBLE ASSETS

The following table details amounts related to our intangible assets as of June 30, 2015 and December 31, 2014.

		June 30, 2015		December 31, 2014
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets
Land use rights	Various	$5.7	$0.6	$5.7	$0.5
Developed technology	15 years	4.6	0.9	3.4	0.6
Other	Various	0.2	0.2	0.2	0.2

Total		$10.5	$1.7	$9.3	$1.3

Non-amortizing intangible assets
Trademarks and brand names	Indefinite	33.6		33.3

Total intangible assets		$44.1		$42.6

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

	Six Months Ended June 30,
	2015	2014
Amortization expense	$0.3	$0.2

NOTE 8. SEVERANCE AND RELATED COSTS

In the second quarter of 2014, we recorded $1.7 million in cost of goods sold for severance and related costs due to the closure of our resilient flooring plant in Thomastown, Australia. We also recorded $1.4 million in cost of goods sold for severance and related costs due to the closure of our wood flooring plant Kunshan, China. Both plants were closed due to excess capacity and ceased operations in 2014.

NOTE 9. INCOME TAX EXPENSE

	Six Months Ended June 30,
	2015	2014
Earnings from continuing operations before income taxes	$11.3	$10.5
Income tax expense	6.4	5.9
Effective tax rate	56.6%	56.2%

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While AFI has no history of tax audits on a stand-alone basis, AWI is routinely audited by U.S. federal, state and local, and non-U.S. taxing authorities. Accordingly, AWI and AFI regularly assess the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. We do not expect to record any material changes during 2015 to AFI’s unrecognized tax benefits as of December 31, 2014.

As of June 30, 2015, we consider foreign unremitted earnings to be permanently reinvested.

NOTE 10. PENSIONS AND OTHER POSTRETIREMENT BENEFIT PROGRAMS

Certain of our North American employees participate in defined benefit pension plans and postretirement plans (“Shared Plans”) sponsored by AWI. In addition, certain of our U.S. employees participate in a postretirement medical benefit plan sponsored by us (“AFI Postretirement Plan”). For the Shared Plans, whose participants include both AFI and AWI employees, the related net benefit plan obligations of the Shared Plans are not included in our Condensed Combined Balance Sheets as we do not sponsor these Shared Plans and have no rights or obligations related to the Shared Plans’ assets or liabilities. Our Condensed Combined Statements of Operations and Comprehensive Income (Loss) include Shared Plan expenses for our active and retired employees as well as an allocation of Shared Plan expenses associated with corporate personnel. The Shared Plan expenses presented in our Condensed Combined Financial Statements represent the allocation of plan costs to AFI and do not represent cash payments to AWI or to the Shared Plans.

Total defined benefit pension Shared Plan expenses for North American employees allocated to AFI were $6.5 million and $1.3 million for the six months ended June 30, 2015 and 2014, respectively. Total defined benefit retiree health and life insurance Shared Plan expenses for U.S. employees allocated to AFI were $0.3 million and $2.1 million for the six months ended June 30, 2015 and 2014, respectively. These costs are reflected in the Condensed Combined Statements of Operations and Comprehensive Income (Loss) as a component of cost of goods sold and SG&A.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

The AFI Postretirement Plan covers eligible U.S. employees. AFI funds postretirement benefits on a pay-as-you-go basis, with the retiree paying a portion of the cost for health care benefits by means of deductibles and contributions.

Net periodic postretirement benefit costs for the AFI Postretirement Plan were not material for the six months ended June 30, 2015 and 2014.

NOTE 11. FINANCIAL INSTRUMENTS

We do not hold or issue financial instruments for trading purposes. The estimated fair values of our financial instruments are as follows:

	June 30, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets/(Liabilities), net:
Total debt	($10.0)	($10.0)	($10.0)	($10.0)
Foreign currency contracts	1.8	1.8	$2.2	$2.2

The carrying amounts of receivables, accounts payable and accrued expenses approximate estimated fair value because of the short-term maturity of these instruments. The carrying amount of debt consists of our $10.0 million variable rate tax-exempt industrial development bond. This bond is remarketed by an agent on a regular basis at a market-clearing interest rate. Any portion of the bond that is not successfully remarketed by the agent is required to be repurchased. This bond is backed by letters of credit which will be drawn if a portion of the bond is not successfully remarketed.

The carrying amount of this bond approximates its estimated fair value as it is regularly remarketed at a market-clearing interest rate.

The fair value estimates of foreign currency contract obligations are estimated from market quotes provided by a well-recognized national market data provider.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Net foreign currency derivative assets of $1.8 million and $2.2 million as of June 30, 2015 and December 31, 2014, respectively, were measured using Level 1 inputs. We do not have any assets or liabilities that are valued using Level 2 or Level 3 (unobservable) inputs.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risk from changes in foreign exchange rates that could impact our results of operations, cash flows and financial condition. AWI enters into derivative contracts, including contracts to hedge our foreign currency exchange rate exposures. Exposure to individual counterparties is controlled and derivative financial instruments are entered into with a diversified group of major financial institutions. Forward swap contracts are entered into by AWI for periods consistent with underlying exposure and do not constitute positions independent of those exposures. At inception, hedges designated as hedging instruments are formally documented as either (1) a hedge of a forecasted transaction or “cash flow” hedge, or (2) a hedge of the fair value of a recognized liability or asset or “fair value” hedge. Derivatives are formally assessed both at inception and at least quarterly thereafter, to ensure that derivatives used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer probable of occurring, hedge accounting is discontinued, and any future mark-to-market adjustments are recognized in earnings. Derivative financial instruments are used as risk management tools and not for speculative trading purposes.

Counterparty Risk

AWI only enters into derivative transactions with established counterparties having a credit rating of BBB or better. Counterparty credit default swap levels and credit ratings are monitored on a regular basis. All of AWI’s derivative transactions with counterparties are governed by master International Swap and Derivatives Association agreements (“ISDAs”) with netting arrangements. These agreements can limit exposure in situations where gain and loss positions are outstanding with a single counterparty. AWI neither posts nor receives cash collateral with any counterparty for its derivative transactions. These ISDAs do not have any credit contingent features; however, a default under AWI’s bank credit facility would trigger a default under these agreements. Exposure to individual counterparties is controlled, and thus the risk of counterparty default is negligible.

Currency Rate Risk – Sales and Purchases

We manufacture and sell our products in a number of countries throughout the world and, as a result, we are exposed to movements in foreign currency exchange rates. To a large extent, our global manufacturing and sales provide a natural hedge of foreign currency exchange rate movement, as foreign currency expenses generally offset foreign currency revenues. We manage our cash flow exposures on a net basis and use derivatives to hedge the majority of our unmatched foreign currency cash inflows and outflows. As of June 30, 2015, our major foreign currency exposures are to the Canadian dollar, the Chinese renminbi and the Australian dollar.

We use foreign currency forward exchange contracts to reduce our exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. These derivative instruments are used for forecasted transactions and are classified as cash flow hedges. Cash flow hedges are executed quarterly, generally up to 15 months forward, and allow us to further reduce our overall exposure to exchange rate movements, since gains and losses on these contracts offset gains and losses on the transactions being hedged. The notional amount of these hedges was $46.6 million and $53.4 million at June 30, 2015 and December 31, 2014, respectively. Gains and losses on these instruments are recorded in other comprehensive income, to the extent effective, until the underlying transaction is recognized in earnings. The earnings impact of the ineffective portion of these hedges was not material for the first six months of 2015 and 2014.

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

Financial Statement Impacts

The following tables detail amounts related to our derivatives designated as hedging instruments as of June 30, 2015 and December 31, 2014. We had no derivative assets or liabilities not designated as hedging instruments at June 30, 2015 and December 31, 2014. The derivative asset and liability amounts below are shown in gross amounts; we have not netted assets with liabilities.

	Derivative Assets			Derivative Liabilities
		Fair Value			Fair Value
	Balance Sheet Location	June 30, 2015	December 31, 2014	Balance Sheet Location	June 30, 2015	December 31, 2014
Foreign exchange contracts	Other current assets	$2.4	$2.6	Accounts payable and accrued expenses	$0.8	$0.7
Foreign exchange contracts	Other non-current assets	0.3	0.4	Other long-term liabilities	0.1	0.1

Total derivatives designated as hedging instruments		$2.7	$3.0		$0.9	$0.8

	Amount of (Loss) Gain Recognized in Accumulated Other Comprehensive Income (“AOCI”) (Effective Portion)(a)		Location of (Loss) Gain Reclassified from AOCI into Income (Effective Portion)	(Loss) Gain Reclassified from AOCI into Income (Effective Portion)
	Six Months Ended June 30,			Six Months Ended June 30,
	2015	2014		2015	2014
Foreign exchange contracts – purchases	($0.4)	$0.7	Cost of goods sold	($0.5)	$0.5
Foreign exchange contracts – sales	2.2	0.5	Net sales	2.1	1.7

Total	$1.8	$1.2		$1.6	$2.2

(a)	As of June 30, 2015, the amount of existing gains in AOCI expected to be recognized in earnings over the next twelve months is $1.5 million.

There was no pre-tax gain or loss recognized in income for derivative instruments not designated as hedging instruments for the first six months of 2015 and 2014.

NOTE 13. PRODUCT WARRANTIES

The following table summarizes the activity for the accrual of product warranties for the first six months of 2015 and 2014:

	2015	2014
Balance at beginning of period	$7.7	$6.9
Reductions for payments	(5.3)	(5.4)
Current year warranty accruals	5.3	6.1

Balance at end of period	$7.7	$7.6

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign Currency Translation Adjustments (1)	Derivative Gain (Loss) (1)	Postretirement Adjustments (1)	Total Accumulated Other Comprehensive Income (1)
Balance, December 31, 2014	$12.2	$1.7	($0.2)	$13.7
Other comprehensive (loss) income before reclassifications, net of tax expense of $— in all periods	(3.5)	1.3	—	(2.2)
Amounts reclassified from accumulated other comprehensive income	—	(1.6)	—	(1.6)

Net current period other comprehensive (loss)	(3.5)	(0.3)	—	(3.8)

Balance, June 30, 2015	$8.7	$1.4	($0.2)	$9.9

	Foreign Currency Translation Adjustments (1)	Derivative Gain (Loss) (1)	Pension and Postretirement Adjustments (1)	Total Accumulated Other Comprehensive Income (1)
Balance, December 31, 2013	$20.9	$2.8	—	$23.7
Other comprehensive income (loss) before reclassifications, net of tax expense of $— in all periods	5.2	(0.1)	—	5.1
Amounts reclassified from accumulated other comprehensive income	—	(2.2)	—	(2.2)

Net current period other comprehensive income (loss)	5.2	(2.3)	—	2.9

Balance, June 30, 2014	$26.1	$0.5	—	$26.6

(1)	Amounts are net of tax

	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Consolidated Statement of Earnings and Comprehensive Income (Loss)
	Six Months Ended June 30,
	2015	2014
Derivative Adjustments:
Foreign exchange contracts—purchases	$0.5	($0.5)	Cost of goods sold
Foreign exchange contracts—sales	(2.1)	(1.7)	Net sales

Total income before tax	(1.6)	(2.2)
Tax impact	—	—	Income tax expense

Total income, net of tax	($1.6)	($2.2)

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

NOTE 15. RELATIONSHIP WITH AWI AND RELATED ENTITIES

Allocation of general corporate and other expenses

The combined financial statements include expense allocations for certain functions provided by AWI, including, but not limited to, finance, legal, information technology and human resources. These expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount, or other measures. During the six months ended June 30, 2015 and 2014, the following costs incurred by AWI were allocated to us, which are included in the Condensed Combined Statements of Operations and Comprehensive Income (Loss) as follows:

	2015	2014
Expense/(Income), net:
Cost of goods sold	$5.0	$1.2
SG&A	14.5	18.3
Other non-operating (income)	(0.2)	—
Other non-operating expense	—	2.3

Total	$19.3	$21.8

Trademark License Agreement

Prior to the separation, AWI and AFI will enter into a trademark license agreement, pursuant to which AWI will provide AFI with a perpetual, royalty-free license to utilize the “Armstrong” trade name and logo. Therefore, there has been no expense or asset recorded in the Condensed Combined Financial Statements related to the trade name.

NOTE 16. LITIGATION AND RELATED MATTERS

ENVIRONMENTAL MATTERS

Environmental Compliance

Our manufacturing and research facilities are affected by various federal, state and local requirements relating to the discharge of materials and the protection of the environment. We make expenditures necessary for compliance with applicable environmental requirements at each of our operating facilities. These regulatory requirements continually change, therefore we cannot predict with certainty future expenditures associated with compliance with environmental requirements.

Environmental Sites

In connection with current or legacy manufacturing operations, or those of former owners, we may from time to time become involved in the investigation, closure and/or remediation of existing or potential environmental contamination under the Comprehensive Environmental Response, Compensation and Liability Act, and state or international Superfund and similar type environmental laws. For those matters, we may have rights of contribution or reimbursement from other parties or coverage under applicable insurance policies.

Estimates of future liability at environmental sites are based on evaluations of currently available facts. We consider factors such as our activities associated with the site, existing technology, presently enacted laws and regulations and prior company experience in remediating contaminated sites. Although current law imposes joint and several liability on all parties at Superfund sites, our contribution to the remediation of any sites may be

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

limited by the number of other companies potentially liable for site remediation. As a result, estimated liability would reflect only our expected share. In determining the probability of contribution, we would consider the solvency of other parties, the site activities of other parties, whether liability is being disputed, the terms of any existing agreements and experience with similar matters, and the effect of AWI’s Chapter 11 reorganization upon the validity of any claim. Actual costs to be incurred at environmental sites may vary significantly from estimates.

Summary of Financial Position

There were no material liabilities recorded at June 30, 2015 and December 31, 2014 for potential environmental liabilities that we consider probable and for which a reasonable estimate of the probable liability could be made.

ANTIDUMPING AND COUNTERVAILING DUTY CASES

In October 2010, a coalition of U.S. producers of multilayered wood flooring (not including AWI) filed petitions seeking antidumping (“AD”) and countervailing duties (“CVD”) with the United States Department of Commerce (“DOC”) and the United States International Trade Commission against imports of multilayered hardwood flooring from China. The AD and CVD petitions ultimately resulted in DOC issuing AD and CVD Orders against multilayered wood flooring imported into the U.S. from China. These Orders and the associated additional duties they have imposed have been the subject of extensive litigation, both at DOC and in the U.S. courts.

We produce multilayered wood flooring domestically and import multilayered wood flooring from third party suppliers in China. Until October 2014, we also operated a plant in Kunshan, China (“Armstrong Kunshan”) that manufactured multilayered wood flooring for export to the U.S. As a result, we have been directly involved in the multilayered wood flooring-related litigation at DOC and in the U.S. courts. Our consistent view through the course of this matter has been, and remains, that our imports are neither dumped nor subsidized. In 2013, in the sole DOC investigation of AWI itself (as a mandatory respondent in connection with the first annual administrative review), Armstrong Kunshan received a final AD rate of 0.00% and a final CVD rate of 0.98%.

Litigation regarding this matter has continued in the U.S. courts. The most recent court decision, on July 6, 2015, upheld certain DOC calculations on remand. DOC’s original decision to apply an AD rate to us and other “separate rate” respondents in the original investigation (for which we received a final initial AD rate of 3.31%) is now subject to possible further appeal at the Court of Appeals for the Federal Circuit.

DOC also continues to conduct annual administrative reviews of the CVD and AD final duty rates under the Orders. In July 2015, DOC issued its final AD and CVD rates for the second administrative review, which applies to imports of multilayered wood flooring made between December 1, 2012 and November 30, 2013 (AD) and between January 1, 2012 and December 31, 2012 (CVD). Armstrong Kunshan was not selected as a mandatory respondent for the second AD review and, therefore, was not subject to individual review, but AWI is subject to the rates applicable to importers that were not individually reviewed (the “separate rate” respondents).

On July 7, 2015, the DOC issued a final “All Others” CVD rate of 0.99% that also applies to Armstrong Kunshan as part of the second CVD administrative review. On July 9, 2015, DOC issued a final AD determination for the second administrative review. DOC imposed a 13.74% AD rate determined solely on the basis of the AD duty rate assigned to the only mandatory respondent that did not receive a de minimis rate. DOC

Armstrong Flooring, Inc.

Notes to Condensed Combined Financial Statements (unaudited)

(dollar amounts in millions)

assigned this rate to all separate rate respondents that were not individually investigated, including Armstrong Kunshan. If such rates are ultimately upheld after any potential court appeals are exhausted, the estimated additional liability for the relevant period is approximately $4 million. This estimated additional liability is reflected in our second quarter 2015 results.

DOC is currently conducting its third annual administrative review. Armstrong Kunshan was not selected as a mandatory respondent for the third AD review and therefore, is not subject to individual mandatory review. As part of these reviews, Armstrong Kunshan’s individual CVD and AD assessment rates may be changed and the revised rates applicable to participants that were not individually reviewed will apply to all multilayer wood flooring imports between December 1, 2013 and November 30, 2014 (AD) and between January 1, 2013 and December 31, 2013 (CVD). We expect that DOC will issue preliminary AD and CVD rates for the third administrative review in January 2016 and final AD and CVD rates for the third administrative reviews in mid-2016. We are unable to predict the final AD and CVD rates for the pending reviews at this time, but plan to continue to defend our import practices and pursue our available legal rights and remedies, including litigation at DOC and in the U.S. courts.

OTHER CLAIMS

We are involved in various lawsuits, claims, investigations and other legal matters from time to time that arise in the ordinary course of conducting business, including matters involving our products, intellectual property, relationships with suppliers, relationships with distributors, relationships with competitors, employees and other matters. For example, we are currently a party to various litigation matters that involve product liability, tort liability and other claims under a wide range of allegations, including illness due to exposure to certain chemicals used in the workplace; or medical conditions arising from exposure to product ingredients or the presence of trace contaminants. In some cases, these allegations involve multiple defendants and relate to legacy products that we and other defendants purportedly manufactured or sold. We believe these claims and allegations to be without merit and intend to defend them vigorously. For these matters, we also may have rights of contribution or reimbursement from other parties or coverage under applicable insurance policies. We are currently pursuing coverage and recoveries under those policies, but are unable to predict the outcome or those demands.

While complete assurance cannot be given to the outcome of these or other legal claims, we do not believe that any of these current matters, individually or in the aggregate, will have a material adverse effect on our financial condition, liquidity or results of operations.